9/12

Follow-Up Materials


06014351

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Minebea Co., Ltd

*CURRENT ADDRESS

PROCESSED

JUN 15 2006 E

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4551

FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: [signature]

DAT : 6/14/06


FASF
MEMBERSHIP

# BRIEF REPORT OF CONSOLIDATED FINANCIAL RESULTS

(Year ended March 31, 2006)

May 9, 2006

Registered Company Name: MINEBEA CO., LTD.
Common Stock Listings: Tokyo, Osaka and Nagoya
Headquarters: Nagano-ken
Code No: 6479
(URL http://www.minebea.co.jp)

Representative: Takayuki Yamagishi Representative Director, President and Chief Executive Officer
Contact: Sakae Yashiro Managing Executive Officer, Deputy Chief of Administration Headquarters
Tel. (03) 5434-8611

Board of Directors' Meeting for Consolidated Financial Results held on: May 9, 2006
Adoption of U.S. Accounting Standards: None

1. Business performance (April 1, 2005 through March 31, 2006)

(1) Consolidated Results of Operations (Amounts less than one million yen have been omitted.)

| | Net sales (millions of yen) | % Change | Operating income (millions of yen) | % Change | Ordinary income (millions of yen) | % Change |
|---|---|---|---|---|---|---|
| FY2006 | 318,446 | 8.2 | 19,269 | 36.8 | 14,595 | 43.0 |
| FY2005 | 294,422 | 9.6 | 14,083 | (22.2) | 10,206 | (26.0) |

| | Net income (millions of yen) | % Change | Net income per share (yen) | Fully diluted net income per share (yen) | Return (net income) on equity (%) | Return (ordinary income) on assets (%) | Return (ordinary income) on sales (%) |
|---|---|---|---|---|---|---|---|
| FY2006 | 4,257 | (23.7) | 10.67 | — | 3.9 | 4.3 | 4.6 |
| FY2005 | 5,581 | (7.3) | 13.93 | 13.27 | 5.7 | 3.2 | 3.5 |

(Notes) 1. Income or loss on investments for FY2006 on the equity method totaled income 5 million yen and 13 million yen in FY2005.

2. Weighted average number of shares outstanding during the respective years (consolidation):
399,052,181 shares at March 31, 2006
399,074,238 shares at March 31, 2005

3. Changes in accounting method: Yes

4. The percentages of net sales, operating income, ordinary income and net income show year-on-year changes.

(2) Consolidated Financial Position

| | Total assets (millions of yen) | Shareholders' equity (millions of yen) | Shareholders' equity ratio (%) | Shareholders' equity per share (yen) |
|---|---|---|---|---|
| FY2006 | 349,862 | 117,577 | 33.6 | 294.65 |
| FY2005 | 332,217 | 102,088 | 30.7 | 255.82 |

(Notes) Number of shares outstanding at end of year (consolidation):
399,046,324 shares at March 31, 2006
399,062,072 shares at March 31, 2005

(3) Consolidated Cash Flows

| | Cash flows from operating activities (millions of yen) | Cash flows from investing activities (millions of yen) | Cash flows from financing activities (millions of yen) | Year end balance of cash and cash equivalents (millions of yen) |
|---|---|---|---|---|
| FY2006 | 28,237 | (19,120) | (7,380) | 24,385 |
| FY2005 | 27,586 | (23,789) | (8,772) | 21,759 |

(4) Scope of consolidation and application of equity method
Number of consolidated companies............................43 companies
Number of non-consolidated companies......................None
Number of affiliated companies for equity method....1 company

(5) Accounting changes of scope of consolidation and application of equity method
(a) Changes in consolidated subsidiaries
Anew: None Exclusion: 4 companies
(b) Changes of the companies subject to equity method
Anew: None Exclusion: None

2. Prospect for the next fiscal year (April 1, 2006 through March 31, 2007)

| | Net sales (millions of yen) | Ordinary income (millions of yen) | Net income (millions of yen) |
|---|---|---|---|
| Interim | 152,000 | 8,400 | 5,300 |
| Annual | 310,000 | 19,000 | 10,000 |

(Reference) Projected annual net income per share: 25.06 yen

(Notes) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end.

In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on.

As for the assumptions used for these forecasts and other related items, please refer to page seven of the documents attached hereunder.

# (Reference)

1. Condition of group of enterprises

Minebea group consists of Minebea Co., Ltd. (the company) and 44 related companies (43 consolidated subsidiaries and 1 affiliated company). Minebea group produces and sells bearings, machinery components, special machinery components, electronic devices.

The company and domestic consolidated subsidiaries, consolidated subsidiaries in U.S.A., Europe and Asia are in charge of production. The Company markets its products directly to Japanese customers. In overseas markets, the Company markets its products through its subsidiaries and branches in the United States, Europe and Asia.

The relationship between each operation and business segments, and main manufacturing and sales companies are as follows.

| Business segments | Operations | Manufacturing companies | Sales companies |
|---|---|---|---|
| Machined components business | Bearings | Minebea Co., Ltd.<br>New Hampshire Ball Bearings, Inc.<br>NMB-Minebea UK Ltd<br>NMB SINGAPORE LIMITED.<br>PELMEC INDUSTRIES (PTE.) LIMITED<br>NMB THAI LIMITED<br>PELMEC THAI LIMITED<br>NMB HI-TECH BEARINGS LIMITED<br>MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD. | Minebea Co., Ltd.<br>NMB Technologies Corporation<br>New Hampshire Ball Bearings, Inc.<br>NMB-Minebea UK Ltd<br>NMB-Minebea-GmbH<br>NMB ITALIA S.R.L.<br>NMB Minebea SARL<br>MINEBEA TECHNOLOGIES PTE. LTD.<br>MINEBEA (HONG KONG) LIMITED<br>NMB KOREA CO., LTD. |
| | Machinery components | Minebea Co., Ltd.<br>NMB SINGAPORE LIMITED.<br>MINEBEA THAI LIMITED | |
| | Special machinery components | Minebea Co., Ltd. | |
| Electronics devices and components business | Electronics devices and components | Minebea Co., Ltd.<br>Minebea-Matsushita Motor Corporation<br>MINEBEA THAI LIMITED<br>MINEBEA ELECTRONICS (THAILAND) COMPANY LIMITED<br>POWER ELECTRONICS OF MINEBEA COMPANY LIMITED<br>MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD.<br>MINEBEA ELECTRONICS MOTOR (THAILAND) COMPANY LIMITED<br>MINEBEA ELECTRONICS MOTOR (SINGAPORE) PTE.LTD.<br>MINEBEA ELECTRONICS MOTOR (MALAYSIA) SDN.BHD.<br>Minebea Electronics Motor (Zhuhai) Co., Ltd. | |

Operation route is as follows.


Finished goods
Raw materials and parts

**Customer**

**Bearings**

Consolidated subsidiaries

NMB-Minebea UK Ltd

New Hampshire Ball Bearings, Inc.

**Overseas sales companies**

Consolidated subsidiaries

NMB Technologies Corporation
NMB-Minebea UK Ltd
NMB-Minebea-GmbH
NMB Italia S.R.L.
NMB Minebea SARL
MINEBEA TECHNOLOGIES PTE. LTD.
MINEBEA (HONG KONG) LIMITED
NMB KOREA CO., LTD

**Overseas branches**

**Minebea Co., Ltd.**

Electronics devices and components business

Machined components business (Bearings, Machinery components and Special machinery components)

**Electronics devices and components**

Consolidated subsidiaries

Minebea-Matsushita Motor Corporation
MINEBEA THAI LIMITED
MINEBEA ELECTRONICS (THAILAND) COMPANY LIMITED
POWER ELECTRONICS OF MINEBEA COMPANY LIMITED
MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD.
MINEBEA ELECTRONICS MOTOR (THAILAND) COMPANY LIMITED
MINEBEA ELECTRONICS MOTOR (SINGAPORE) PTE. LTD.
MINEBEA ELECTRONICS MOTOR (MALAYSIA) SDN. BHD.
Minebea Electronics Motor (Zhuhai) Co., Ltd.

**Bearings**

Consolidated subsidiaries

NMB SINGAPORE LIMITED.
PELMEC INDUSTRIES (PTE.) LIMITED
NMB THAI LIMITED
PELMEC THAI LIMITED
NMB HI-TECH BEARINGS LIMITED
MINEBEA ELECTRONICS & HI-TECH COMPONENTS (SHANGHAI) LTD.

**Machinery components**

Consolidated subsidiaries

NMB SINGAPORE LIMITED.
MINEBEA THAI LIMITED

**Others**

Holding company

Consolidated subsidiary

NMB (USA) Inc.

2. Management Policy

(1) Basic Management Policy

Minebea has adopted the following five principles as its basic policy for management.

(a) Ensure that Minebea is a company for which we feel proud to work.
(b) Reinforce the confidence our customers have.
(c) Respond to our shareholders' expectations.
(d) Ensure a welcome for Minebea in local communities.
(e) Contribute to a global society.

Under this basic management policy, we have actively addressed the development of high value-added products and the sophistication of product quality. In addition we have focused company resources on areas where we can display ultraprecision machining technologies and mass production technologies that are both the source of our competitiveness. At the same time, we have strengthened our operations based on financial improvements, and have striven to practice a transparent management form that is easier to understand within and across the company.
Furthermore, as a key theme in the development of business in various parts of the world, we have has continued our commitment to environmental protection activities.

(2) Basic Policy for Profit Sharing

Our basic dividend policy is to consider the return of profits to shareholders, business development, the strengthening of corporate structure, etc. in an overall perspective. We consider it important to continue paying stable dividends. Therefore, we will use internal reserves in providing for operating funds in connection with the enhancement of corporate structure and new growth in the future.

(3) Policy for Reducing the Minimum Trading Unit

We consider it important in terms of capital management to increase our stock liquidity and the number of shareholders. Taking the current investment amount into consideration, we will carefully examine the possibility of reducing the minimum trading unit, including revision of unitary transaction stock, in order to foster an investor-friendly environment.

(4) Future Management Strategies and Tasks

In accordance with the basic management policies as mentioned earlier, we aim to improve profitability and enhance corporate value based on a "vertically integrated manufacturing system," "large-scale volume production system," and "well-developed R&D system," which have been established worldwide, in order to ensure our place as the world's leading comprehensive manufacturer of miniature ball bearings and high-precision components.

The tasks to be accomplished to achieve this goal are to:
(a) Further reinforce our mainstay bearings and bearing-related products;
(b) Build our operations in the area of precision small motors into a second pillar of our operations after bearings and bearing-related products; and
(c) Increase the ratio of high-value-added products in all product categories and diversify offerings to serve a broader market.

(5) Parent company, etc.

The Company has no parent company.

(6) Management Index

Our consolidated forecasts for fiscal year ending March 2007 are as follows:

(Amount: millions of yen)

| | Fiscal year ending March 2007 |
|---|---|
| Net sales | 310,000 ( 97%) |
| Operating income | 25,000 (130%) |
| Ordinary income | 19,000 (130%) |
| Net income | 10,000 (235%) |
| Capital investment | 21,000 ( 96%) |

(%): Year-on-year rate of change

3. Operating Performance and Financial Position

(1) Operating Performance

1. Overview of the year

During the current consolidated fiscal year, the Japanese economy continued a private demand-driven recovery with favorable conditions in the corporate sector having an impact on the household sector. The U.S. economy, although facing soaring energy prices and hurricane damage, expanded steadily as a whole, led by growth in wealth from housing investments. The European economy grew moderately with signs of turnaround in foreign demand and capital investment. The Chinese economy, meanwhile, maintained high growth due to a continued rise in exports mainly to the United States and developing countries, despite the implementation of the revaluation of yuan and tight constraints on overheated investment. The economies in Southeast Asian countries stayed firm due to continued growth in the U.S. economy and high growth in China.

Under these circumstances, we strove to make our profitable basis stronger in order to further enhance earnings in a short period of time by addressing such near-term strategic agenda as resolutely carrying out structural reforms; reinforcing R&D efforts; and driving for management with a clear future vision. At the same time, we also concentrated on further reducing costs; developing high value-added products and new technologies; and expanding marketing activities.

As a result, net sales increased 24,023 million yen (8.2%) year on year, to 318,446 million yen, and operating income increased 5,185 million yen (36.8%) year on year, to 19,269 million yen. Although ordinary income increased 4,388 million yen (43.0%) year on year, to 14,595 million yen, net income fell 1,323 million yen (-23.7%) year on year, to 4,257 million yen due to an extraordinary loss of 3,475 million yen from the restructuring of our PC keyboard business.

During the current consolidated fiscal year, we posted an extraordinary loss of 967 million yen as a result of implementing impairment accounting for fixed assets.

(a) Performance by business segment is as follows:

Machined components business

Our products in this business segment include ball bearings, which are our mainstay product; mechanical components such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment. Sales of ball bearings to makers of automobiles and information & telecommunications equipment stayed strong year on year owing to our vigorous sales expansion efforts. Sales of rod-end bearings rose to the aerospace industry, mainly in the U.S. and Europe. In pivot assemblies, sales grew largely, owing to strong demand from the HDD industry. As a result, net sales rose 13,490 million yen (11.6%) year on year, to 129,595 million yen. Operating income increased 2,984 (13.8%) year on year, to 24,556 million yen, due to cost reductions, etc. resulting from increased production and production efficiency.

Electronic devices and components business

Our core products in this business segment include HDD spindle motors; information motors such as fan motors; stepping motors, vibration motors and DC brush motors; PC keyboards; speakers; LCD back lights; and measuring instruments. Sales of LCD back lights, information motors and PC keyboard grew substantially to makers of cellular phones, office automation, PCs and peripheral equipment. On the other hand, sales of HDD spindle motors declined as a result of striving to improve earnings, instead of seeking sales volume. As a result, net sales increased 10,534 million yen (5.9%) year on year, to 188,851 million yen. Operating income improved 2,202 million yen year on year, to (5,287) million yen, due to a rapid recovery in performance led by a substantial cost reduction in HDD spindle motors, etc, increased profits from increased sales of LCD back lights, and other factors.

(b) Performance by geographical segment is as follows:

Japan

Although net sales in this region increased 1,196 million yen (1.6%) year on year, to 77,856 million yen, operating income decreased 830 million yen (-30.2%) year on year, to 1,922 million yen.

Asia excluding Japan

This region includes Greater China region which continues high growth due mainly to vigorous investment, and is an important manufacturing base for many makers of Japan, Europe, America and other countries. Sales were firm mainly in the Greater China region, led by expanded demand from the information & telecommunications equipment industry and steady demand from the household electrical appliance industry. On the profit side, profitability improvement effects have been showing up, due to a price increase and cost cuts in such mechanical assemblies as pivot assemblies, cost reduction measures for HDD spindle motors, etc. As a result, net sales and operating income increased 17,999 million yen (13.1%) and 6,972 million yen (118.8%) year on year, respectively, to 155,423 million yen and 12,842 million yen.

North America

Despite progress in production shift by our information & telecommunications equipment-related customers to Asia, sales of PC keyboards and other electronic devices and components were firm in this region. In addition, in ball bearings manufactured in the U.S. and rod-end bearings for sales to aviation-related and other industries, both demand and sales were brisk. As a result, net sales rose 7,078 million yen (13.5%) year on year, to 59,467 million yen, whereas operating income fell, partly due to changes in internal price setting, 1,622 million yen (-36.0%) to 2,888 million yen.

Europe

Sales of ball bearings, rod-end bearings and other products were firm as moderate economic growth was seen in this region. But due to the transfer of PC keyboard sales to U.S. customers to North America, net sales fell 2,249 million yen (-8.0%) year on year, to 25,698 million yen, while operating income rose 665 million yen (70.0%), to 1,615 million yen.

2. Outlook for the next fiscal year

We expect that the Japanese economy will continue a moderate recovery especially in private demand, with continued increases in personal consumption and capital investment. In China, although we have to pay attention to expanding trade surpluses, another revaluation of the Chinese Yuan, etc., the economy will maintain a high growth rate. In the U.S. too, solid economic growth is expected to continue, although there are concerns about the trends of long-term interest rates, crude oil prices and housing prices, as well as current account deficits. We expect that the world economy will continue to stay on a well-balanced growth path. Under these circumstances, we expect net sales to remain almost level with the current consolidated fiscal year due to steady growth in sales of bearing-related products, although sales in the electronic devices and components business will fall due to the restructuring of the PC keyboard business.

(a) Outlook by business segment for the full year is as follows:

Machined components business

We will continue to aggressively expand sales of mainstay ball bearings to the household electrical appliance, automobile and information & telecommunications equipment industries, demand from which is firm. By achieving economies of scale in manufacturing from this sales expansion and further reducing costs, we aim to improve business results further. In addition, the aircraft market for rod-end bearings are strong, particularly in Europe and the U.S. We can expect benefits from this strong aircraft market. In pivot assemblies, we expect that sales will be steady with strong demand.

Electronic devices and components business

In the spindle motor business, we will continue to promote cost reduction measures and strive to achieve a step-by-step increase in sales in line with an expansion in the market size. In the information motors business, we can expect the effects of the review of our product mix and other business reform measures that we have implemented. In the area of PC keyboards, we will strive to improve business results by advancing the establishment of a business structure that is most suitable for production and sales of models, particularly high-quality, high-priced ones. In LCD back lights and measuring instruments, we expect that sales will remain strong.

(b) Outlook by geographical segment for the full year is as follows:

Japan

We expect that sales will continue to be in a harsh operating environment, as many of our customers are shifting production from their plants in Japan to those in other Asian countries, including China.

Asia excluding Japan

This region offers the largest market for our products. Taking full advantage of having our key manufacturing bases right in this largest market area, we strongly aim to improve performance. We expect better results in the businesses of HDD spindle motors and information motors through cost reductions, plant consolidations, etc. In PC keyboards, we will set up an optimal production structure quickly through restructuring measures to improve business results.

North America

In U.S. manufactured rod-end bearings and other principal products, we continue to receive strong orders from aerospace and other industries. We also expect that import products such as ball bearings and motors will continue to post firm sales, despite a fall in sales of PC keyboards due to a shift to high-priced products through the restructuring.

Europe

The European economy continues to grow moderately. Sales and profits are expected to move as we witnessed for the current consolidated fiscal year.

(2) Financial Position in the Current Fiscal Year

The Minebea Group has pursued its principal management policy of enhancing its financial soundness and continued to take decisive steps to squeeze total assets, restrain capital investment, and reduce interest-bearing debt. The balance of cash and cash equivalents in the current fiscal year totaled 24,385 million yen, up 2,626 million yen (12.1%) year on year.

Cash flows from various business activities during the current consolidated fiscal year and relevant factors are as follows:

**Operating activities**: Due mainly to 9,620 million yen of income before income taxes, 23,972 million yen of depreciation charges, the rise in inventories and allowance for business restructuring, and the payment of income taxes, net cash flow from operating activities rose 651 million yen (2.4%) compared with the previous consolidated fiscal year, to 28,237 million yen.

**Investing activities:** Due to the year-on-year rise of expenditure for purchase of property, plant and equipment to 21,897 million yen, net cash outflow from investing activities rose 4,669 million yen (19.6%) year on year, to 19,120 million yen.

**Financing activities:** Due mainly to the redemption of bonds with warrants attached of 4,000 million yen and the dividend payment of 2,793 million yen, net cash outlay from financing activities fell 1,392 million yen (15.9%) year on year, to 7,380 million yen.

(3) Risk Management

As of the end of the current consolidated fiscal year, the company recognizes that the Minebea Group has the following risks and uncertainties that have the potential to affect its group operating results and/or financial position:

1. Market risk

Principal markets for Minebea products, including those for PCs and peripheral equipment, information and telecommunications equipment and household electrical appliances, are intensely competitive and subject to significant fluctuations in demand. Our operating results and financial position are vulnerable to these fluctuations.

2. Foreign exchange risk

A significant portion of our consolidated net sales are in markets outside of Japan. Our business is thus vulnerable to risks associated with fluctuations in foreign currency exchange rates. We have entered into various currency exchange contracts and other derivatives transactions to hedge these risks, but fluctuations in foreign currency exchange rates may affect our operating results and/or financial position over the long term.

3. R&D risk

While we focus on R&D to introduce a constant stream of new, high-quality products, we are subject to the risk that significant R&D expenditures may not be rewarded with successes, as there are no guarantees that R&D efforts will come to fruition.

4. Legal risk

The Legal Department is responsible for managing risk related to lawsuits and other legal actions brought against Minebea Group operations in Japan and/or overseas. We are subject to the risk that lawsuits or other actions with the potential to affect our operating results and/or financial position may be brought against us in the future.

5. Risk related to price negotiations

We continue to face intense competition from lower-priced products made overseas. We are subject to the risk that we will be unable to maintain or increase our share should market needs shift to low-quality, low-priced products.

6. Risk related to raw materials and logistics costs

We purchase a variety of materials from external suppliers and strive to ensure optimal purchase inventory volumes for such materials and access to stable supplies of materials with stable prices. However, we are subject to the risk that rising prices for such materials may affect our operating results and/or financial position in the future.

7. Latent risk related to operations overseas

The Minebea Group's manufacturing activities are conducted primarily in Thailand, China, and Singapore. While considerable time has passed since we established operations in these countries, our operations overseas are subject to the following risks, any of which may have a negative impact on our operating results and/or financial position:

(a) Unexpected changes to laws or regulations.
(b) Difficulty in attracting and securing appropriate human resources.
(c) Acts of terrorism or war, or other acts that may cause social disruption.

(4) Important Agreement in the Current Fiscal Year

None

4. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

| | As of March 31, 2005 | | As of March 31, 2006 | | Increase or (decrease) (2006-2005) |
|---|---|---|---|---|---|
| | Millions of yen | % Comp. | Millions of yen | % Comp. | Millions of yen |
| ASSETS | | | | | |
| Current assets | 147,295 | 44.3 | 153,564 | 43.9 | 6,268 |
| Cash and cash equivalents | 21,759 | | 24,385 | | |
| Notes and accounts receivable | 62,610 | | 66,362 | | |
| Inventories | 46,963 | | 48,914 | | |
| Deferred tax assets | 5,123 | | 3,402 | | |
| Others | 11,125 | | 10,784 | | |
| Allowance for doubtful receivables | (287) | | (285) | | |
| Fixed assets | 184,808 | 55.7 | 196,216 | 56.1 | 11,407 |
| Tangible fixed assets | 156,521 | | 165,759 | | 9,238 |
| Building and structure | 97,222 | | 104,435 | | |
| Machinery and transportation equipment | 202,364 | | 232,021 | | |
| Tools, furniture and fixtures | 50,737 | | 51,705 | | |
| Land | 15,086 | | 14,755 | | |
| Construction in progress | 1,228 | | 1,517 | | |
| Accumulated depreciation | (210,118) | | (238,675) | | |
| Intangible fixed assets | 14,113 | | 13,177 | | (935) |
| Consolidation adjustments | 10,353 | | 9,794 | | |
| Others | 3,760 | | 3,383 | | |
| Investment and other assets | 14,174 | | 17,279 | | 3,104 |
| Investment in securities | 6,308 | | 10,963 | | |
| Long-term loans receivable | 35 | | 46 | | |
| Deferred tax assets | 6,016 | | 4,552 | | |
| Others | 1,870 | | 1,772 | | |
| Allowance for doubtful receivables | (56) | | (55) | | |
| Deferred charges | 112 | 0.0 | 81 | 0.0 | (30) |
| Total assets | 332,217 | 100.0 | 349,862 | 100.0 | 17,645 |

| | As of March 31, 2005 | | As of March 31, 2006 | | Increase or (decrease) (2006-2005) |
|---|---|---|---|---|---|
| | Millions of yen | % Comp. | Millions of yen | % Comp. | Millions of yen |
| LIABILITIES | | | | | |
| Current liabilities | 141,449 | 42.6 | 150,886 | 43.1 | 9,437 |
| Notes and accounts payable | 25,901 | | 26,683 | | |
| Short-term loans payable | 81,256 | | 80,656 | | |
| Current portion of long-term loans payable | 1,855 | | 8,115 | | |
| Current portion of bonds | — | | 3,000 | | |
| Current portion of bond with warrant | 4,000 | | — | | |
| Accrued income taxes | 2,344 | | 3,045 | | |
| Accrued bonuses | 3,247 | | 3,518 | | |
| Reserve for environmental preservation expenses | 794 | | — | | |
| Allowance for business restructuring losses | — | | 3,286 | | |
| Others | 22,050 | | 22,581 | | |
| Long-term liabilities | 86,144 | 25.9 | 80,767 | 23.1 | (5,377) |
| Bonds | 38,000 | | 36,500 | | |
| Long-term loans payable | 47,340 | | 43,000 | | |
| Allowance for retirement benefits | 305 | | 641 | | |
| Allowance for retirement benefits to executive officers | 49 | | 49 | | |
| Others | 448 | | 576 | | |
| Total liabilities | 227,594 | 68.5 | 231,653 | 66.2 | 4,059 |
| MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES | 2,534 | 0.8 | 631 | 0.2 | (1,902) |
| SHAREHOLDERS' EQUITY | | | | | |
| Common stock | 68,258 | 20.5 | 68,258 | 19.5 | — |
| Additional paid-in capital | 94,756 | 28.5 | 94,756 | 27.1 | — |
| Retained earnings | 5,519 | 1.7 | 6,983 | 2.0 | 1,463 |
| Difference on revaluation of other marketable securities | 1,575 | 0.5 | 4,428 | 1.2 | 2,853 |
| Foreign currency translation adjustments | (67,965) | (20.5) | (56,784) | (16.2) | 11,181 |
| Treasury stock | (56) | (0.0) | (65) | (0.0) | (9) |
| Total shareholders' equity | 102,088 | 30.7 | 117,577 | 33.6 | 15,489 |
| TOTAL LIABILITIES, MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES AND SHAREHOLDERS EQUITY | 332,217 | 100.0 | 349,862 | 100.0 | 17,645 |

(2) Consolidated Statements of Income

| | Year ended March 31, 2005 | | Year ended March 31, 2006 | | Increase or (decrease) (2006-2005) |
|---|---|---|---|---|---|
| | Millions of yen | % Comp. | Millions of yen | % Comp. | Millions of yen |
| Net sales | 294,422 | 100.0 | 318,446 | 100.0 | 24,023 |
| Cost of sales | 232,019 | 78.8 | 249,934 | 78.5 | 17,915 |
| Gross profit | 62,403 | 21.2 | 68,511 | 21.5 | 6,108 |
| Selling, general and administrative expenses | 48,319 | 16.4 | 49,242 | 15.5 | 922 |
| Operating income | 14,083 | 4.8 | 19,269 | 6.0 | 5,185 |
| Other income | 1,551 | 0.5 | 1,503 | 0.5 | (47) |
| Interest income | 145 | | 258 | | |
| Dividends income | 37 | | 71 | | |
| Equity income of affiliates | 13 | | 5 | | |
| Others | 1,354 | | 1,167 | | |
| Other expenses | 5,427 | 1.8 | 6,177 | 1.9 | 749 |
| Interest expenses | 3,361 | | 4,771 | | |
| Foreign currency exchange loss | 755 | | 345 | | |
| Others | 1,311 | | 1,060 | | |
| Ordinary income | 10,206 | 3.5 | 14,595 | 4.6 | 4,388 |
| Extraordinary income | 404 | 0.1 | 1,054 | 0.3 | 650 |
| Gain on sales of fixed assets | 301 | | 415 | | |
| Gain on sales of investments securities | — | | 191 | | |
| Gain on the reversal of preemptive rights | — | | 447 | | |
| Reversal of allowance for doubtful receivables. | 102 | | — | | |
| Extraordinary loss | 2,832 | 1.0 | 6,029 | 1.9 | 3,196 |
| Loss on sales of fixed assets | 565 | | 106 | | |
| Loss on disposal of fixed assets | 453 | | 763 | | |
| Impairment loss | — | | 967 | | |
| Loss on sales of investments securities | 0 | | 0 | | |
| Loss on revaluation of investments securities | 619 | | — | | |
| Loss on liquidation of affiliates | 270 | | 86 | | |
| Loss for after-care of products | 270 | | 171 | | |
| Business restructuring loss | — | | 3,475 | | |
| Retirement benefit expense | 609 | | — | | |
| Retirement benefits to directors and corporate auditors | 42 | | 458 | | |
| Income before income taxes and minority interests | 7,778 | 2.6 | 9,620 | 3.0 | 1,842 |
| Income taxes | | | | | |
| Current (including enterprise tax) | 5,943 | | 5,567 | | |
| Adjustment of income taxes | (430) | | 1,574 | | |
| Total income taxes | 5,513 | 1.8 | 7,141 | 2.2 | 1,628 |
| Minority interest in earnings of consolidated subsidiaries | (3,316) | (1.1) | (1,778) | (0.5) | 1,538 |
| Net income | 5,581 | 1.9 | 4,257 | 1.3 | (1,323) |

(3) Consolidated Statements of Retained Surplus

| | Year ended March 31, 2005 | Year ended March 31, 2006 | Increase or (decrease) 2006-2005 |
|---|---|---|---|
| | Millions of yen | Millions of yen | Millions of yen |
| CAPITAL RETAINED EARNINGS | | | |
| Additional paid-in capital at beginning of year | 94,756 | 94,756 | — |
| Additional paid-in capital at end of year | 94,756 | 94,756 | — |
| RETAINED EARNINGS | | | |
| Retained earnings at beginning of year | 2,755 | 5,519 | 2,763 |
| Increase of retained earnings | 5,581 | 4,257 | (1,323) |
| Net income | 5,581 | 4,257 | |
| Decrease of retained earnings | 2,817 | 2,793 | (23) |
| Cash dividends | 2,793 | 2,793 | |
| Bonus to directors | 23 | — | |
| Loss on disposal of treasury stock | 0 | 0 | |
| Retained earnings at end of year | 5,519 | 6,983 | 1,463 |

(4) Consolidated Statements of Cash Flows (Amount: millions of yen)

| | Year ended March 31,2005 | Year ended March 31,2006 | Increase or (decrease) 2006-2005 |
|---|---|---|---|
| 1.Cash Flows from Operating Activities: | | | |
| Income before income taxes and minority interests | 7,778 | 9,620 | |
| Depreciation and amortization | 22,462 | 23,972 | |
| Impairment loss | — | 967 | |
| Amortization of consolidation adjustments | 1,083 | 1,073 | |
| Equity income of affiliates | (13) | (5) | |
| Interest and dividends income | (182) | (330) | |
| Interest expenses | 3,361 | 4,771 | |
| (Gain) loss on sales of fixed assets | 264 | (308) | |
| Loss on disposal of fixed assets | 453 | 763 | |
| Decrease in reserve for losses on after-care of products | (210) | — | |
| (Gain) loss on sales of investments securities | 0 | (191) | |
| Loss on revaluation of investments securities | 619 | — | |
| Gain on the reversal of preemptive rights | — | (447) | |
| Increase in notes and accounts receivable | (1,020) | (110) | |
| (Increase) decrease in inventories | (1,597) | 2,082 | |
| Increase (decrease) in accounts payable | 1,283 | (1,215) | |
| Decrease of allowance for doubtful receivables | (221) | (24) | |
| Increase in accrued bonuses | 41 | 111 | |
| Decrease of reserve for environmental preservation expenses | (194) | — | |
| Increase (decrease) in retirement allowance | (331) | 219 | |
| Increase (decrease) of allowance for retirement benefits to executive officers | 27 | (0) | |
| Increase in allowances for business restructuring losses | — | 3,286 | |
| Payment of bonus to directors and corporate auditors | — | (23) | |
| Others | 1,537 | (6,846) | |
| Sub-total | 35,142 | 37,364 | 2,222 |
| Interest and dividends received | 183 | 330 | |
| Interest paid | (3,388) | (4,844) | |
| Income tax paid | (4,351) | (4,612) | |
| Net cash provided by operating activities | 27,586 | 28,237 | 651 |
| 2.Cash Flows from Investing Activities: | | | |
| Purchase of tangible fixed assets | (23,060) | (21,897) | |
| Proceeds from sales of tangible fixed assets | 2,173 | 3,047 | |
| Purchase of intangible fixed assets | (3,059) | (311) | |
| Purchase of investment in securities | (37) | (0) | |
| Proceeds from sales of investment in securities | 3 | 216 | |
| Payments for purchase of investment in subsidiaries | — | (342) | |
| Increase in cash and cash equivalents due to inclusion in consolidation | 71 | — | |
| Long term loans receivables | (67) | (18) | |
| Recovery of long term loans receivables | 164 | 16 | |
| Others | 22 | 168 | |
| Net cash used in investing activities | (23,789) | (19,120) | 4,669 |
| 3.Cash Flows from Financing Activities: | | | |
| Increase (decrease) in short-term loans payable | 2,306 | (3,671) | |
| Decrease in the amount in commercial paper | (4,000) | — | |
| Proceeds from long term loans | 29,324 | 3,592 | |
| Repayment of long term loans | (6,459) | (1,987) | |
| Proceeds from issuance of bonds | 10,000 | 1,500 | |
| Payment for redemption of bonds | (10,000) | — | |
| Payment for redemption of convertible bonds | (27,080) | — | |
| Payment for redemption of bonds with warrant | — | (4,000) | |
| Purchase of treasury stock | (9) | (5) | |
| Cash dividends paid | (2,793) | (2,793) | |
| Cash dividends paid to minority shareholders | (16) | (14) | |
| Others | (43) | — | |
| Net cash used in financing activities | (8,772) | (7,380) | 1,392 |
| 4.Effect of Exchange Rate Changes on Cash and Cash Equivalents | 358 | 889 | 530 |
| 5.Net Increase (decrease) in Cash and Cash Equivalents | (4,616) | 2,626 | 7,242 |
| 6.Cash and Cash Equivalents at Beginning of Year | 24,780 | 21,759 | (3,020) |
| 7.Increase in Cash and Cash Equivalents due to Establishment of a Joint Venture | 1,596 | — | (1,596) |
| 8.Cash and Cash Equivalent at End of Year | 21,759 | 24,385 | 2,626 |

(5) Basis of presenting consolidated financial statements

1. Scope of consolidation and application of equity method
   Number of consolidated companies..............43 companies
   The names of principal consolidated subsidiaries, stated in 1. Condition of group of enterprises, are omitted.

   Number of affiliated companies....................1 company
   of which, equity method is applied to 1 company including Shonan Seiki Co., Ltd.

2. Scope of consolidation and application of equity method
   (a) Changes in consolidated subsidiaries

| | | | |
|---|---|---|---|
| Anew: | None | | |
| Exclusion: | Liquidation | (3 companies) | Minebea Electronics Co., Ltd.<br>NMB TRADING PTE. LTD.<br>NMB PRECISION TOOL & DIE PTE.LTD. |
| | Merger | (1 company) | Kanto Seiko Co., Ltd. |

   (b) Changes of the companies subject to equity method

   Anew: None
   Exclusion: None

3. Closing date of consolidated subsidiaries
   Consolidated subsidiaries whose closing dates are different from that of the company adjusted their financial statements to the company's closing date.

4. Accounting policies
   (a) Valuation basis and method of significant assets
   1. Inventories
      The company and consolidated domestic subsidiaries state primarily at the moving average cost.
      Consolidated overseas subsidiaries state at the lower of first-in, first-out cost or market, or at the lower of average cost or market.
   2. Other marketable securities
      Securities with market value
         The company adopted the market value method based on market prices and other conditions at the end of the term. Also, the company accounted for all valuation differences based on the direct capitalization method and the sales costs are calculated by the moving average method.
      Securities without market value
         Non listed securities are stated at cost determined by the moving average method.

   (b) Method of significant Depreciation
   1. Tangible fixed assets
      The company and consolidated domestic subsidiaries adopt the declining balance method. Their major useful lives are as follows:

| | |
|---|---|
| Buildings and structures | 2 to 50 years |
| Machinery and equipment | 2 to 15 years |
| Tools, furniture and fixtures | 2 to 20 years |

      They also collectively show equal charges for small depreciable assets (whose acquisition values are not less than 100,000 yen and less than 200,000 yen) over the three years each consolidated fiscal year.
      Consolidated overseas subsidiaries mainly adopt the straight-line method.
   2. Intangible fixed assets
      The company and consolidated domestic subsidiaries mainly adopt the straight-line method. However, depreciation of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).
      Consolidated overseas subsidiaries mainly adopt the straight-line method.

   (c) Valuation basis of significant allowances
   1. Allowance for doubtful receivables
      The company and consolidated domestic subsidiaries make the record in the amount required for the estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.
      Consolidated overseas subsidiaries make the record in the amount required for the estimated uncollectible receivables based on the collectibility of each receivable for possible losses on the receivables.

2. Accrued bonuses

The company and consolidated domestic subsidiaries make preparations for the payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment in the current term. Consolidated overseas subsidiaries make the record on accrual basis.

3. Allowance for retirement benefit

Regarding the company and its consolidated Japanese subsidiaries, the company stated an amount estimated to accrue at the end of the current term to provide for employee retirement benefits, based on estimated retirement benefit debts and pension assets at the end of the term.

Over the five years within the average remaining length of employees' service, the company will charge differences in mathematical calculation to expenses from the next term, in accordance with the straight-line method.

Regarding the company's consolidated overseas subsidiaries, each subsidiary stated an amount estimated to accrue at the end of the current term to provide for employee retirement benefits.

Unrecognized prior service cost is amortized using the straight-line method over a period of 10 years as cost. Actuarial gains and losses are amortized using the straight-line method over a period of 10 years, from the period subsequent to the period in which they are incurred.

(Change of accounting policies)

Since the current business year, the Company has applied the Partial Amendment to Accounting for Retirement Benefits (Business Accounting Standards No. 3 issued on March 16, 2005) and the Application Guidelines regarding the Partial Amendment to Accounting for Retirement Benefits (Application Guidelines No. 7 for Business Accounting Standards issued on March 16, 2005) to its accounting treatment. This application of the Amendment and the Guidelines has had no impact on the Company's financial results.

4. Allowance for retirement benefits to executive officers

We posted retirement allowances to be required for payment at the end of the current consolidated fiscal year in accordance with company regulations.

5. Allowance for business restructuring losses

Based upon the decision of the structural reform plan for its PC keyboard business and other key businesses, the Company has reported the reasonably estimated amounts of expenses that it is expected to incur in the future.

(d) Translation of foreign currency assets and liabilities in financial statements of the company and consolidated subsidiaries

The Company and its consolidated domestic subsidiaries translate monetary receivables and payables in foreign currency into yen at the spot exchange rates on the balance sheets date. The resulting exchange differences are accounted for as an exchange gain or loss.

Financial items of assets and liabilities of consolidated overseas subsidiaries are translated into yen at the rates of exchange prevailing at the date of balance sheet, while income and expenses are translated into yen at the average rate of exchange during the fiscal period. The resulting exchange losses and gains are included in Minority Interests and foreign currency translation adjustments in Shareholders' Equity.

(e) Accounting method of significant lease transactions

In accordance with the accounting method in reference to ordinary rental transactions, the company and its consolidated domestic subsidiaries accounted for finance lease transactions, excluding those in which the ownership of leased property will be transferred to the lessees. The company's consolidated overseas subsidiaries also used primarily the same accounting method.

(f) Accounting method of significant hedge transactions

The foreign currency-denominated monetary assets and liabilities that were hedged by forward exchange contracts are allocated to the periods.

Under the guidance of the company's financial department, forward exchange contracts have been made to hedge the risks of fluctuations in foreign exchange rates relating to export and import transactions and others.

In concluding forward foreign exchange contracts, those contracts with the corresponding amounts and dates are respectively allocated (to the debts) in accordance with the risk management policy. Therefore the correlation between claims/debts and forward foreign exchange contracts arising from foreign exchange rate fluctuations is fully secured, and this judgment is substituted for the judgment of effective hedge.

(g) Accounting method of consumption tax and other

Consumption tax and other related taxes are excluded from revenue and purchases of the company.

5. Evaluation of consolidated subsidiaries' assets and liabilities

The company adopts the step fair value method as evaluation method of consolidated subsidiaries' assets and liabilities.

6. Amortization of consolidation adjustments

The consolidation adjustments are equally amortized for from five to forty years conforming to the accounting customs of the consolidated companies' countries.

7. Appropriation of retained earnings

Regarding the appropriation of retained earnings, the consolidated statements of income and retained earnings are prepared based of the method provided in the provision of article 8 of the regulation relating to terminology, form and methods of preparation of consolidated financial statements (advanced inclusion method).

8. Range of cash in cash flow statements

Cash and cash equivalents consist of cash on hand, demand deposit and short-term investments which expire within three months from acquisition date, have high liquidity and are easily turned into cash.

(6) Change of accounting treatment

(Accounting for the impairment of fixed assets)

Since the current consolidated accounting period, the Company has applied the Japanese Accounting Standards for Impairment of Fixed Assets (the Opinion concerning the Setting of Accounting Standards for Impairment of Fixed Assets issued on August 9, 2002 by the Business Accounting Council) to its accounting treatment. It has also applied the Implementation Guidelines for the Accounting Standards for Impairment of Fixed Assets (Implementation Guidelines No. 6 for Business Accounting Standards issued on October 31, 2003 by the Accounting Standards Board of Japan).

This application of the Standards and the Guidelines reduced income before income taxes by 967 million yen.

Regarding accumulated impairment losses, the Company deducted them directly from the amount of each relevant fixed asset in accordance with the revised Rules for Consolidated Financial Statements.

(7) Change of presentation

(Consolidated balance sheets)

In the current consolidated accounting period, the Company included allowance for environment-related expenses (the balance of which was 743 million yen at the end of the period) in others of current liabilities due to the smallness of its amount.

(Consolidated Statements of Cash Flows)

The decrease in allowance for environmental preservation expenses in cash flows from operating activities is included in other due to the smallness of its amount in the current consolidated accounting period.

The decrease in allowance for environmental preservation expenses included in other in the current consolidated accounting period is 51 million yen.

(8)Notes

(Consolidated Balance Sheets)

| As of March 31, 2005 | As of March 31, 2006 |
|---|---|
| 1.Notes related to affiliates — Millions of yen<br>The following include figures related to the Company's.<br>Investments in securities (Stocks) 147 | 1.Notes related to affiliates — Millions of yen<br>The following include figures related to the Company's.<br>Investments in securities (Stocks) 148 |
| 2.Commitment line contracts — Millions of yen<br>To ensure efficient procurement of operating funds, the Company has entered into commitment line contracts with financial institutions. Unused commitments at the end of the current consolidated fiscal year based on these contracts are as follows:<br>Total commitments 7,000<br>Used commitments —<br>Balance 7,000 | 2.Commitment line contracts — Millions of yen<br>To ensure efficient procurement of operating funds, the Company has entered into commitment line contracts with financial institutions. Unused commitments at the end of the current consolidated fiscal year based on these contracts are as follows:<br>Total commitments 10,000<br>Used commitments —<br>Balance 10,000 |
| 3.The Company's outstanding shares are 399,167,695 shares of common stock. | 3.The Company's outstanding shares are 399,167,695 shares of common stock. |
| 4.The number of treasury stock held by the Minebea Group is 105,623 shares of common stock. | 4.The number of treasury stock held by the Minebea Group is 121,371 shares of common stock. |

(Consolidated Statements of Income)

| Year ended March 31, 2005 | Year ended March 31, 2006 |
|---|---|
| 1.Major items of selling, general and administrative expenses are as follows: — Millions of yen<br>Packing and freight expenses 10,165<br>Salaries 10,242<br>Provision for bonus 1,051<br>Provision for retirement allowances 21<br>Depreciation 1,495<br>Sales commission 733<br>Amortization of consolidation adjustments 1,083 | 1.Major items of selling, general and administrative expenses are as follows: — Millions of yen<br>Packing and freight expenses 10,066<br>Salaries 10,701<br>Provision for bonus 1,108<br>Retirement allowance to directors 26<br>Amortization of consolidation adjustments 1,073 |
| 2.The R&D expenses included in general administrative expenses and manufacturing costs for the current fiscal year are 10,012 million yen. | 2.The R&D expenses included in general administrative expenses and manufacturing costs for the current fiscal year are 9,048 million yen. |
| 3.Fixed assets had the following sales gains: 280 million yen from the sale of machinery and equipment, and vehicles; and 21 million yen from the sale of tools, furniture and fixtures. | 3.Fixed assets had the following sales gains: 4 million yen from the sale of land; 359 million yen from the sale of buildings and structures; 49 million yen from the sale of machinery and equipment, and vehicles; and 1 million yen from the sale of tools, furniture and fixtures. |
| 4.Fixed assets had the following sales losses: 440 million yen from the sale of land; 79 million yen from the sale of buildings and structures; 41 million yen from the sale of machinery and equipment, and vehicles; and 4 million yen from the sale of tools, furniture and fixtures. | 4.Fixed assets had the following sales losses: 0 million yen from the sale of land; 3 million yen from the sale of buildings and structures; 99 million yen from the sale of machinery and equipment, and vehicles; and 3 million yen from the sale of tools, furniture and fixtures. |
| 5.Fixed assets had the following disposal losses: 0 million yen from the disposal of land; 135 million yen from the disposal of buildings and structures; 209 million yen from the disposal of machinery and equipment, and vehicles; and 107 million yen from the disposal of tools, furniture and fixtures. | 5.Fixed assets had the following disposal losses: 266 million yen from the disposal of buildings and structures; 443 million yen from the disposal of machinery and equipment, and vehicles; and 54 million yen from the disposal of tools, furniture and fixtures. |

<table>
<tr><th>Year ended March 31, 2005</th><th>Year ended March 31, 2006</th></tr>
<tr><td>6. Impairment loss<br>None</td><td>6.Impairment loss<br>Outline of the asset groups on which impairment losses were recognized<br>(Amount: millions of yen)</td></tr>
</table>

| Use | Location | FY2006 | |
|---|---|---|---|
| | | Class | Amount |
| Idle assets | Five facilities-Former Kyoto,Ibaraki,Ichinoseki Kanegasaki plants and former Kanemori Co., Ltd.'s Hokuriku Branch (Hachiman City, Kyoto Pref., etc.) | Building and structure | 132 |
| | | Land | 834 |
| | | Total | 967 |

(Note) The land impairment loss of 834 million yen excludes the amount of 675 million yen offset as consolidated unrealized profits in the past.

Asset grouping method

Based on its business classification, the Minebea Group has grouped assets in the smallest units of its operating businesses, which generate almost independent cash flows.

Reason for the recognition of impairment losses

The above fixed assets (buildings, structures and land) impaired in the current consolidated accounting period are idle assets and have no future utilization plans. Due to this, the company recognized impairment losses on those assets.

Calculation method of collectable amounts

The collectable amounts of the assets are based on net sales proceeds. Their assessed values are calculated based on the standards for real estate appraisals.

| Year ended March 31, 2005 | Year ended March 31, 2006 |
|---|---|
| 7.Business restructuring loss<br>None | 7.Business restructuring loss *Millions of yen*<br>This loss consists of the following allowances and amounts incurred for the current accounting period, based upon the structural reform plan for the PC keyboard business, etc. |

| | Millions of yen |
|---|---|
| Loss on disposal of fixed assets and inventories related to business restructuring | 3,247 |
| Reorganization cost related to business restructuring | 134 |
| Loss on impairment of consolidation adjustments | 92 |
| Total | 3,475 |

(Consolidated Cash Flow Statements)

<table>
<tr><th>Year ended March 31, 2005</th><th>Year ended March 31, 2006</th></tr>
<tr><td>1.Relationship between cash and cash equivalents at year end and the amount of the account stated in the consolidated balance sheets.<br>Cash and cash equivalents at March 31, 2005 agree with the amount of the account stated in the consolidated balance sheets.<br><br>2.Major items of the assets and the liabilities Minebea-Matsushita Motor Corporation inherited owing to its establishment in the current consolidated accounting period are as follows:<br><table><tr><td></td><td>Millions of yen</td></tr><tr><td>Tangible fixed assets</td><td>9,569</td></tr><tr><td>Intangible fixed assets</td><td>6,973</td></tr><tr><td>Total assets</td><td>16,542</td></tr><tr><td>Current liabilities</td><td>11,472</td></tr><tr><td>Total liabilities</td><td>11,472</td></tr></table></td><td>1.Relationship between cash and cash equivalents at year end and the amount of the account stated in the consolidated balance sheets.<br>Cash and cash equivalents at March 31, 2006 agree with the amount of the account stated in the consolidated balance sheets.</td></tr>
</table>

(a) Relating to lease transactions

| | Millions of yen | | | | | |
|---|---|---|---|---|---|---|
| | Year ended March 31, 2005 | | | Year ended March 31, 2006 | | |
| (1) Equivalent of acquisition value of leased items, equivalent of total amount of depreciation and equivalent of year-end closing balance : | Equivalent of acquisition value | Equivalent of total amount of depreciation | Equivalent of year-end balance | Equivalent of acquisition value | Equivalent of total amount of depreciation | Equivalent of year-end balance |
| Machinery and transportation equipment | 1,269 | 585 | 683 | 1,272 | 605 | 667 |
| Tools, furniture and fixtures | 2,736 | 1,476 | 1,260 | 2,464 | 1,245 | 1,218 |
| Software | 42 | 31 | 11 | 35 | 19 | 15 |
| Total | 4,048 | 2,092 | 1,955 | 3,773 | 1,871 | 1,902 |

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets plus the year-end closing balance of unexpired lease expense, equivalent of acquisition value in the term period in the current fiscal year has been calculated based on " Interest payment inclusive method".

(2) Equivalent of year-end closing balance of unexpired lease expenses:

| | 2005 | 2006 |
|---|---|---|
| within 1 year | 892 | 909 |
| over 1 year | 1,062 | 992 |
| Total | 1,955 | 1,902 |

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets plus the year-end closing balance of unexpired lease expense, equivalent of year-end closing balance of unexpired lease expenses in the term period in the current fiscal year has been calculated based on "Interest payment inclusive method".

(3) The amount of lease expenses and equivalent of depreciation expenses:

| | 2005 | 2006 |
|---|---|---|
| Amount of lease expenses | 1,209 | 1,070 |
| Equivalent of depreciation expenses | 1,209 | 1,070 |

(4) Method of computing equivalent of depreciation expenses:

Computation is based on straight-line method with the lease term as a useful life and the residual value to be set at zero.

(b) Marketable securities

Marketable securities

(Amount: millions of yen)

| Classification | As of March 31, 2005 | | | As of March 31, 2006 | | |
|---|---|---|---|---|---|---|
| | Acquisition Value | Book Value | Difference | Acquisition Value | Book Value | Difference |
| Those whose recoded amounts in the consolidated balance sheet exceed the acquisition costs. Stock | 3,105 | 5,687 | 2,582 | 3,080 | 10,340 | 7,259 |
| Those whose recoded amounts in the consolidated balance sheet do not exceed the acquisition costs. Stock | — | — | — | — | — | — |
| Total | 3,105 | 5,687 | 2,582 | 3,080 | 10,340 | 7,259 |

Other marketable securities sold in the current consolidated fiscal year

(Amount: millions of yen)

| Classification | As of March 31, 2005 | As of March 31, 2006 |
|---|---|---|
| Amount of sales of investments Securities | 3 | 216 |
| Gain on sales of investments Securities | — | 191 |
| Loss on sales of investments Securities | 0 | — |

Other marketable securities (Amount: millions of yen)

| Classification | As of March 31, 2005 | As of March 31, 2006 |
|---|---|---|
| | Book Value | Book Value |
| Other marketable securities | 475 | 473 |
| Total | 475 | 473 |

(Note) Non-listed stock

(c) Derivative Transactions

1.Contract conditions

| Year ended March 31, 2005 | Year ended March 31, 2006 |
| --- | --- |
| The Company and its consolidated subsidiaries have entered into forward exchange contracts on foreign currency-denominated receivables and payables related to actual and future import and export transactions to hedge certain risks related to fluctuations in foreign currency exchange rates. In principal, forward exchange contracts are carried at contract rate in the consolidated balance sheets, while changes in their fair value are deferred and recognized in earnings. However, the Company and its consolidated subsidiaries adhere to a policy of maintaining the outstanding balance of these instruments within the amounts of hedged foreign currency-denominated receivables and payables.<br>The execution of derivative transactions is controlled by the Finance Department. It is the policy of the Company and its consolidated subsidiaries to utilize forward exchange contracts solely for the purpose of hedging foreign currency position-related risks.<br>In line with internal risk management policies, the Company and its consolidated subsidiaries cover receivables and payables denominated in foreign currencies with forward exchange contracts denominated in the same currency, in the same amount and executed on the same day. Acoordingly , the hedging relationships between the derivative financial instrument and the hedged item are highly effective in offsetting changes in currency exchange rates. | Same as on the left. |

2. Contract amounts etc., current prices, and unrealized profits or losses of derivatives

| Year ended March 31, 2005 | Year ended March 31, 2006 |
| --- | --- |
| Not Applicable<br>We excluded the items that are applied hedge account from this financial year's report. | Same as on the left. |

(d) Retirement benefits

FY2005

(1) Corporate retirement benefit system

To provide for the payment of employee retirement allowances, the Company has adopted the qualified retirement pension system on a company-wide basis. In addition, certain overseas subsidiaries have also adopted a defined-benefit pension plan.

(2) Details of retirement benefit debts and expenses

Components of retirement benefit debts

| | | |
|---|---|---|
| (a) Projected benefit obligations | (23,030) | millions of yen |
| (b) Plan assets at fair value | 19,638 | |
| (c) Unfunded projected benefit obligations ((a)+(b)) | (3,392) | |
| (d) Unrecognized prior service cost | 15 | |
| (e) Unrecognized actuarial loss | 3,076 | |
| (f) Net amount recognized on consolidated balance sheets ((c)+(d)+(e)) | (300) | |
| (g) Prepaid pension cost | 5 | |
| (h) Accrued retirement benefits | (305) | |

Components of retirement benefit expenses

| | |
|---|---|
| Service cost | 1,059 |
| Interest cost | 885 |
| Expected return on plan assets | (869) |
| Amortization of transitional obligations | 609 |
| Amortization of prior service cost | 2 |
| Amortization of actuarial loss | 450 |
| Retirement benefit costs | 2,136 |

(3) Calculation basis for retirement benefit debts and expenses

| | |
|---|---|
| Discount rate | 2.5 % |
| Expected rate of return on plan assets | 2.5 % |
| Allocation of estimated amount of all retirement benefits to be paid at future retirement dates | Basis for periodic fixed amounts |
| Period of amortizing prior service cost | 10 years |
| Period of amortizing actuarial loss | 5 ~ 15 years (From the next term, the differences will be charged to expenses based on the straight-line method.) |
| Period of amortizing transition obligation | 5 years (Prorated amounts are stated in extraordinary loss.) |

FY2006

(1) Corporate retirement benefit system

To provide for the payment of employee retirement allowances, the Company has adopted the qualified retirement pension system on a company-wide basis. In addition, certain overseas subsidiaries have also adopted a defined-benefit pension plan.

(2) Details of retirement benefit debts and expenses

Components of retirement benefit debts

| | | |
|---|---|---|
| (a) Projected benefit obligations | (26,874) | millions of yen |
| (b) Plan assets at fair value | 24,877 | |
| (c) Unfunded projected benefit obligations ((a)+(b)) | (1,996) | |
| (d) Unrecognized transitional obligations | 411 | |
| (e) Unrecognized actuarial loss | 1,018 | |
| (f) Net amount recognized on consolidated balance sheets ((c)+(d)+(e)) | (566) | |
| (g) Prepaid pension cost | 75 | |
| (h) Accrued retirement benefits | (641) | |

Components of retirement benefit expenses

| | |
|---|---|
| Services cost | 1,488 |
| Interest cost | 985 |
| Expected return on plan assets | (1,025) |
| Amortization of prior service cost | 2 |
| Amortization of actuarial loss | 440 |
| Retirement benefit costs | 1,891 |

(3) Calculation basis for retirement benefit debts and expenses

| | |
|---|---|
| Discount rate | 2.5 % |
| Expected rate of return on plan assets | 2.5 % |
| Allocation of estimated amount of all retirement benefits to be paid at future retirement dates | Basis for periodic fixed amounts |
| Period of amortizing prior service cost | 10 years |
| Period of amortizing actuarial loss | 5 ~ 10 years (From the next term, the differences will be charged to expenses based on the straight-line method.) |

(e) The tax effect accounting

**As of March 31, 2005**

1. Major reasons for the accrual of deferred tax assets and deferred tax liabilities

| | Millions of yen |
|---|---|
| (Deferred tax assets) | |
| Excess of allowed limit chargeable to the bonus payment reserve | 639 |
| Loss on revaluation of investments securities | 1,697 |
| Excess of allowed limit chargeable to the allowance for doubtful accounts | 2,429 |
| Unrealized gains on sales of inventories | 1,821 |
| Deficit brought forward | 2,823 |
| Foreign tax credit carry forwards | 1,360 |
| Others | 1,376 |
| Total deferred tax assets | 12,147 |
| (Deferred tax liabilities) | |
| Depreciations allowed to overseas subsidiaries | 896 |
| Difference on revaluation of other marketable securities | 1,007 |
| Others | 179 |
| Total deferred tax liabilities | 2,083 |
| Net deferred tax assets | 10,063 |

*Net deferred tax assets for the current fiscal year are included in the following items on the consolidated balance sheet.

| | | |
|---|---|---|
| Current assets....... | Deferred tax assets | 5,123 |
| Fixed assets........... | Deferred tax assets | 6,016 |
| Current liabilities. | Deferred tax liabilities | (822) |
| Fixed liabilities..... | Deferred tax liabilities | (253) |

2. Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting

| | |
|---|---|
| Domestic legal effective tax rate | 39.0% |
| (Adjustments) | |
| Current amortization of excess of cost over net assets acquired | 5.2 |
| Differences in the tax rates applied to consolidated overseas subsidiaries | (45.5) |
| Valuation allowance for deficits in the current fiscal year of consolidated subsidiaries | 21.3 |
| Effect of elimination of dividend income | 50.2 |
| Others | 0.6 |
| Ratio of income tax burden after the application of tax effect accounting | 70.8 |

**As of March 31, 2006**

1. Major reasons for the accrual of deferred tax assets and deferred tax liabilities

| | Millions of yen |
|---|---|
| (Deferred tax assets) | |
| Excess of allowed limit chargeable to the bonus payment reserve | 713 |
| Loss on revaluation of investments securities | 1,619 |
| Excess of allowed limit chargeable to the allowance for doubtful accounts | 2,561 |
| Unrealized gains on sales of inventories | 1,676 |
| Deficit brought forward | 1,807 |
| Foreign tax credit carry forwards | 602 |
| Impairment loss | 376 |
| Others | 2,061 |
| Sub total | 11,419 |
| Valuation allowance | (632) |
| Total deferred tax assets | 10,786 |
| (Deferred tax liabilities) | |
| Depreciations allowed to overseas subsidiaries | 1,201 |
| Difference on revaluation of other marketable securities | 2,831 |
| Others | 186 |
| Total deferred tax liabilities | 4,218 |
| Net deferred tax assets | 6,568 |

*Net deferred tax assets for the current fiscal year are included in the following items on the consolidated balance sheet.

| | | |
|---|---|---|
| Current assets....... | Deferred tax assets | 3,402 |
| Fixed assets........... | Deferred tax assets | 4,552 |
| Current liabilities. | Deferred tax liabilities | (1,146) |
| Fixed liabilities..... | Deferred tax liabilities | (240) |

2. Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting

| | |
|---|---|
| Domestic legal effective tax rate | 39.0% |
| (Adjustments) | |
| Current amortization of excess of cost over net assets acquired | 4.6 |
| Differences in the tax rates applied to consolidated overseas subsidiaries | (36.2) |
| Valuation allowance for deficits in the current fiscal year of consolidated subsidiaries | 42.4 |
| Effect of elimination of dividend income | 31.2 |
| Valuation allowances | (6.6) |
| Others | (0.2) |
| Ratio of income tax burden after the application of tax effect accounting | 74.2 |

(f)Segment Information

(1) Business segments

(Amount: millions of yen)

| | FY2005 (Annual) (April 1, 2004 through March 31, 2005) | | | | |
|---|---|---|---|---|---|
| | Machined components business | Electronic devices and components business | Sub-total | Elimination | Total |
| 1. Total sales and operating income | | | | | |
| Total sales | | | | | |
| (1) Sales to customers | 116,105 | 178,317 | 294,422 | — | 294,422 |
| (2) Sales to other segment | 2,194 | 389 | 2,584 | (2,584) | — |
| Total | 118,299 | 178,707 | 297,006 | (2,584) | 294,422 |
| Operating expense | 96,727 | 186,196 | 282,923 | (2,584) | 280,339 |
| Operating income (loss) | 21,572 | (7,489) | 14,083 | — | 14,083 |
| 2. Assets, depreciation and capital expenditure | | | | | |
| Assets | 194,180 | 214,142 | 408,322 | (76,105) | 332,217 |
| Depreciation | 10,401 | 12,061 | 22,462 | — | 22,462 |
| Capital expenditure | 11,400 | 22,756 | 34,157 | — | 34,157 |

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business......... Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business....................... Small motors, PC keyboards, Speakers, Back lights, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(Amount: millions of yen)

| | FY2006 (Annual) (April 1, 2005 through March 31, 2006) | | | | |
|---|---|---|---|---|---|
| | Machined components business | Electronic devices and components business | Sub-total | Elimination | Total |
| 1. Total sales and operating income | | | | | |
| Total sales | | | | | |
| (1) Sales to customers | 129,595 | 188,851 | 318,446 | — | 318,446 |
| (2) Sales to other segment | 3,803 | 2,371 | 6,174 | (6,174) | — |
| Total | 133,398 | 191,222 | 324,621 | (6,174) | 318,446 |
| Operating expense | 108,842 | 196,509 | 305,351 | (6,174) | 299,177 |
| Operating income (loss) | 24,556 | (5,287) | 19,269 | — | 19,269 |
| 2. Assets, depreciation and capital expenditure | | | | | |
| Assets | 205,437 | 218,790 | 424,228 | (74,365) | 349,862 |
| Depreciation | 11,437 | 12,535 | 23,972 | — | 23,972 |
| Impairment loss | 388 | 578 | 967 | — | 967 |
| Capital expenditure | 12,279 | 9,929 | 22,208 | — | 22,208 |

(Notes) 1. The segments are defined by internal administration.

2. Main products

(a) Machined components business ........ Ball bearings, Pivot assemblies, Tape guides, Fasteners, Mechanical assemblies for aerospace use, Defense-related special parts, etc.

(b) Electronic devices and components business....................... Inverter, Strain — Small motors, PC keyboards, Speakers, Back lights, Hybrid ICs, Inverter, Strain gauges, Load cells, etc.

(2) Geographical segments

(Amount: millions of yen)

| | FY2005 (Annual) (April 1, 2004 through March 31, 2005) | | | | | | |
|---|---|---|---|---|---|---|---|
| | Japan | Asia (excluding Japan) | North America | Europe | Sub-total | Elimination | Total |
| 1. Total sales and operating income | | | | | | | |
| Total sales | | | | | | | |
| (1) Sales to customers | 76,660 | 137,424 | 52,389 | 27,947 | 294,422 | — | 294,422 |
| (2) Sales to other segment | 162,763 | 155,447 | 1,422 | 1,025 | 320,659 | (320,659) | — |
| Total | 239,424 | 292,871 | 53,812 | 28,973 | 615,081 | (320,659) | 294,422 |
| Operating expense | 236,671 | 287,001 | 49,302 | 28,022 | 600,998 | (320,659) | 280,339 |
| Operating income | 2,752 | 5,870 | 4,510 | 950 | 14,083 | — | 14,083 |
| 2. Assets | 169,239 | 223,995 | 32,442 | 20,300 | 445,977 | (113,760) | 332,217 |

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan).............Thailand, Singapore, China, Taiwan, Korea, etc.

North America..........................United States

Europe.......................................United Kingdom, Germany, France, Italy, etc.

(Amount: millions of yen)

| | FY2006 (Annual) (April 1, 2005 through March 31, 2006) | | | | | | |
|---|---|---|---|---|---|---|---|
| | Japan | Asia (excluding Japan) | North America | Europe | Sub-total | Elimination | Total |
| 1. Total sales and operating income | | | | | | | |
| Total sales | | | | | | | |
| (1) Sales to customers | 77,856 | 155,423 | 59,467 | 25,698 | 318,446 | — | 318,446 |
| (2) Sales to other segment | 166,627 | 162,506 | 1,599 | 1,968 | 332,702 | (332,702) | — |
| Total | 244,483 | 317,929 | 61,067 | 27,667 | 651,148 | (332,702) | 318,446 |
| Operating expense | 242,561 | 305,087 | 58,179 | 26,051 | 631,879 | (332,702) | 299,177 |
| Operating income | 1,922 | 12,842 | 2,888 | 1,615 | 19,269 | — | 19,269 |
| 2. Assets | 161,968 | 247,186 | 36,864 | 19,617 | 465,636 | (115,773) | 349,862 |

(Notes) Dividing method and main countries in each territory

(a) Dividing method..........By geographical distance

(b) Main countries in each territory

Asia (excluding Japan).............Thailand, Singapore, China, Taiwan, Korea, etc.

North America..........................United States

Europe.......................................United Kingdom, Germany, France, Italy, etc.

(3) Overseas Sales

(Amount: millions of yen)

| | FY2005 (Annual) (April 1, 2004 through March 31, 2005) | | | |
|---|---|---|---|---|
| | Asia (excluding Japan) | North and South America | Europe | Total |
| 1. Overseas sales | 140,229 | 46,012 | 29,505 | 215,747 |
| 2. Total sales | | | | 294,422 |
| 3. Overseas sales on total sales | 47.6% | 15.6% | 10.0% | 73.3% |

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe.........................................United Kingdom, Germany, France, Italy, Netherlands, etc.

(Amount: millions of yen)

| | FY2006 (Annual) (April 1, 2005 through March 31, 2006) | | | |
|---|---|---|---|---|
| | Asia (excluding Japan) | North and South America | Europe | Total |
| 1. Overseas sales | 159,781 | 47,255 | 31,833 | 238,870 |
| 2. Total sales | | | | 318,446 |
| 3. Overseas sales on total sales | 50.2% | 14.8% | 10.0% | 75.0% |

(Notes) 1. The overseas sales are made outside of Japan by parent company and consolidated subsidiaries.
2. Dividing method and main countries in each territory
(a) Dividing method..........By geographical distance
(b) Main countries in each territory
Asia (excluding Japan)..............Thailand, Singapore, China, Taiwan, Korea, etc.
North and South America..........United States, Canada, Mexico, etc.
Europe.........................................United Kingdom, Germany, France, Italy, Netherlands, etc.

(g)Transaction with related parties

Directors and main individual shareholder

FY2005(Annual)

| Attribution | Name | Address | Capital | Line of business or profession | Voting right(own or owned) | Contents of relation | | Contents of transaction | | Transaction amount | Account title | Year-end balance |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Concurrently serving etc. | Relation of business | | | | | |
| Companies which the company's directors and nearly related person have over 50% of voting right. | Keiaisha Co., Ltd. | Kitaku Tokyo | ¥1,905 million | Sales of Steel and its raw materials | (Owned) Direct 4.5% | Concurrently serving 2 on loan 1 | The company purchases steel bar etc. | Operating transaction | Purchase of steel bar etc. | ¥2,366 million | Notes payable and Account payable etc. *2 | ¥610 million |
| | | | | | | | | | Building rent, etc. | ¥31 million | Current assets and others *2 | ¥1 million |
| | | | | | | | | | Tools & Equipment rent, etc | ¥489 million | — | — |
| | | | | | | | | Non Operating transaction | Non Operating income | ¥9 million | — | — |

(Note) Terms and decision policy of the transaction

1. The sales prices of steel bar, building rent and machinery rent etc. are decided after negotiation every fiscal year considering the market prices.
* 2. The transaction amounts do not include the consumption taxes and the year end balance amounts include them.
3. On June 30, 2004, Director Atsushi Matsuoka of the Company became Chairman and Director from President and Representative Director of Keiaisha Co., Ltd.

FY2006(Annual)

Not Applicable

(h) Going Concerns

Not Applicable

(9) Per Share Data.

| | Year ended March 31, 2005 | Year ended March 31, 2006 |
|---|---|---|
| Net assets per share (yen) | 255.82 | 294.65 |
| Net income per share (yen) | 13.93 | 10.67 |
| Fully diluted net income per share (yen) | 13.27 | Not stated due to no residual securities in existence that have dilutive effects. |

(Note) The following are the basis for calculating net income per share and diluted net income per share.

| | Year ended March 31, 2005 | Year ended March 31, 2006 |
|---|---|---|
| Net income per share (yen) | | |
| Net income in the consolidated statements of income (million yen) | 5,581 | 4,257 |
| Net income related to common stock (million yen) | 5,557 | 4,257 |
| Amount not available for common stock (million yen) | | |
| Officer's bonuses based on profit Appropriation | 23 | — |
| Average shares of common stock outstanding (shares) | 399,074,238 | 399,052,181 |
| Fully diluted net income per share (yen) | | |
| Net income adjustments (million yen) | 107 | — |
| Interest expense (after tax equivalents) | 107 | — |
| Increased shares of common stock | | |
| 4th domestic unsecured convertible bonds (shares) | 27,860,082 | — |
| Outline of the residual shares not included in the calculation of diluted net income per share due to no dilution effects (million yen) | | |
| 4th unsecured bonds with warrants attached (Face value) | 4,000 | — |

(10) Subsequent event

There were no significant events subsequent to the year ended March 31, 2006.

5. Amounts of production, orders received, sales

(1) Production (Amount: millions of yen)

| Business segments | Year ended March 31, 2006 | Year ended March 31, 2006 |
|---|---|---|
| Machined components business | 118,382 | 130,796 |
| Electronic devices and components business | 173,910 | 178,043 |
| Total | 292,292 | 308,839 |

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

(2) Orders received (Amount: millions of yen)

| Business segments | Year ended March 31, 2005 | | Year ended March 31, 2006 | |
|---|---|---|---|---|
| | Orders received | Order backlog | Orders received | Order backlog |
| Machined components business | 119,988 | 38,557 | 139,082 | 48,044 |
| Electronic devices and components business | 178,413 | 22,546 | 189,586 | 23,281 |
| Total | 298,401 | 61,103 | 328,668 | 71,325 |

(Note) Amounts are provided on the basis of their sales prices, after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.

(3) Sales (Amount: millions of yen)

| Business segments | Year ended March 31, 2005 | Year ended March 31, 2006 |
|---|---|---|
| Machined components business | 116,105 | 129,595 |
| Electronic devices and components business | 178,317 | 188,851 |
| Total | 294,422 | 318,446 |

(Note) Amounts are provided after offsetting and eliminating transactions between the two business segments and do not include consumption taxes.



# BRIEF REPORT OF NON-CONSOLIDATED FINANCIAL RESULTS

(Year ended March 31, 2006)

May 9, 2006

Registered
Company Name: MINEBEA CO., LTD.
Code No: 6479
(URL http://www.minebea.co.jp)

Common Stock Listings: Tokyo, Osaka, and Nagoya
Headquarters: Nagano-ken

Representative: Takayuki Yamagishi Representative Director, President and Chief Executive Officer
Contact: Sakae Yashiro Managing Executive Officer, Deputy Chief of Administration Headquarters
Tel. (03)5434-8611

Board of Directors' Meeting for
Non-consolidated Financial Results held on: May 9, 2006
Interim Dividend Plan: None
Expected date of payment for dividends: June 30, 2006
Annual Shareholders' Meeting to be held on: June 29, 2006
Unit Share Method: Yes (1 unit = 1,000 shares)

1. Business performance (April 1, 2005 through March 31, 2006)

(1) Results of Operations (Amounts less than one million yen have been omitted.)

| | Net sales (millions of yen) | % Change | Operating income (millions of yen) | % Change | Ordinary income (millions of yen) | % Change |
|---|---|---|---|---|---|---|
| FY2006 | 206,831 | 11.7 | 3,075 | 58.0 | 10,236 | (7.4) |
| FY2005 | 185,232 | 0.1 | 1,946 | (55.3) | 11,057 | (17.1) |

| | Net income (millions of yen) | % Change | Net income per share(yen) | Fully diluted net income per share(yen) | Return (net income) on equity (%) | Return (ordinary income) on assets (%) | Return (ordinary income) on sales (%) |
|---|---|---|---|---|---|---|---|
| FY2006 | (3,378) | – | (8.47) | – | (1.9) | 2.8 | 4.9 |
| FY2005 | 3,504 | 54.6 | 8.72 | 8.40 | 1.9 | 3.0 | 6.0 |

(Notes) 1. Weighted average number of shares outstanding during the respective years: 399,056,975 shares at March 31, 2006; 399,074,238 shares at March 31, 2005

2. Changes in accounting method: Yes

3. The percentages of net sales, operating income, ordinary income and net income show year-on-year changes.

(2) Dividends

| | Dividends per share | | | Total annual dividends (millions of yen) | Dividends payout ratio (%) | Dividends on shareholders' equity (%) |
|---|---|---|---|---|---|---|
| | Annual (yen) | Interim (yen) | Year-end (yen) | | | |
| FY2006 | 7.00 | – | 7.00 | 2,793 | – | 1.6 |
| FY2005 | 7.00 | – | 7.00 | 2,793 | 80.3 | 1.5 |

(Notes) Details of dividends Not applicable.

(3) Financial Position

| | Total assets (millions of yen) | Shareholders' equity (millions of yen) | Shareholders' equity ratio (%) | Shareholders' equity per share (yen) |
|---|---|---|---|---|
| FY2006 | 357,560 | 179,669 | 50.2 | 450.24 |
| FY2005 | 361,664 | 183,017 | 50.6 | 458.56 |

(Notes) 1. Number of shares outstanding at end of year: 399,051,135 shares at March 31, 2006; 399,062,072 shares at March 31, 2005

2. Number of treasury stock at end of year: 116,560 shares at March 31, 2006; 105,623 shares at March 31, 2005

2. Prospect for the next fiscal year (April 1, 2006 through March 31, 2007)

| | Net sales (millions of yen) | Ordinary income (millions of yen) | Net income (millions of yen) | Dividends per share | | |
|---|---|---|---|---|---|---|
| | | | | Interim(yen) | Year-end(yen) | Annual(yen) |
| Interim | 104,000 | 3,400 | 1,900 | – | – | – |
| Annual | 214,000 | 12,000 | 7,300 | – | 7.00 | 7.00 |

(Reference) Projected annual net income per share: 18.29 yen

(Notes) The above-mentioned forecasts are based on the information available as of the date when this information is disclosed, as well as on the assumptions as of the disclosing date of this information related with unpredictable parameters that are probable to affect our future business performances in the end. In other words, our actual performances are likely to differ greatly from these estimates depending on various factors that will take shape from now on. As for the assumptions used for these forecasts and other related items, please refer to page seven of the documents attached hereunder.

6. Non-Consolidated Financial Statements and Notes

(1) Non-Consolidated Balance Sheets

| | As of March 31, 2005 | | As of March 31, 2006 | | Increase or (decrease) (2006-2005) |
|---|---|---|---|---|---|
| | Millions of yen | % Comp. | Millions of yen | % Comp. | Millions of yen |
| ASSETS | | | | | |
| Current assets | 125,670 | 34.8 | 125,077 | 35.0 | (592) |
| Cash and cash equivalents | 11,240 | | 9,773 | | |
| Notes receivable | 4,185 | | 4,306 | | |
| Accounts receivable-trade | 44,046 | | 48,841 | | |
| Purchased goods | 2,558 | | 2,103 | | |
| Goods in transit | 1,060 | | 1,086 | | |
| Finished goods | 1,235 | | 1,040 | | |
| Raw materials | 1,760 | | 1,880 | | |
| Work in process | 2,403 | | 2,883 | | |
| Supplies | 149 | | 139 | | |
| Prepaid expenses | 433 | | 475 | | |
| Short-term loans receivable from affiliates | 46,809 | | 46,426 | | |
| Accounts receivable-other | 5,477 | | 3,167 | | |
| Temporary advance | 18 | | 21 | | |
| Deferred tax assets | 2,799 | | 1,895 | | |
| Others | 1,523 | | 1,071 | | |
| Allowance for doubtful receivables | (32) | | (35) | | |
| Fixed assets | 235,940 | 65.2 | 232,446 | 65.0 | (3,494) |
| Tangible fixed assets | 27,024 | | 26,051 | | (973) |
| Buildings | 9,970 | | 9,013 | | |
| Structures | 527 | | 488 | | |
| Machinery and equipment | 5,485 | | 5,352 | | |
| Vehicles | 13 | | 13 | | |
| Tools, furniture and fixtures | 1,961 | | 3,348 | | |
| Land | 8,949 | | 7,430 | | |
| Construction in progress | 116 | | 404 | | |
| Intangible fixed assets | 3,631 | | 3,225 | | (405) |
| Patents | 3,157 | | 2,736 | | |
| Leasehold rights | 49 | | 49 | | |
| Software | 377 | | 394 | | |
| Others | 46 | | 45 | | |
| Investments and other assets | 205,284 | | 203,169 | | (2,115) |
| Investments in securities | 6,159 | | 10,812 | | |
| Investments securities in affiliates | 161,366 | | 161,861 | | |
| Investments in partnerships | 0 | | 0 | | |
| Investments in partnerships with affiliates | 32,406 | | 32,406 | | |
| Long-term loans receivable from employees | 8 | | 6 | | |
| Long-term loans receivable from affiliates | 5,725 | | 553 | | |
| Reorganization claim in bankruptcy, and others | 20 | | 0 | | |
| Long-term prepaid expenses | 546 | | 414 | | |
| Deferred tax assets | 5,572 | | 3,173 | | |
| Others | 545 | | 482 | | |
| Allowance for doubtful receivables | (7,065) | | (6,542) | | |
| Deferred charges | 53 | 0.0 | 36 | 0.0 | (16) |
| Bond issuance expenses | 53 | | 36 | | |
| Total Assets | 361,664 | 100.0 | 357,560 | 100.0 | (4,103) |

| | As of March 31, 2005 | | As of March 31, 2006 | | Increase or (decrease) (2006-2005) |
|---|---|---|---|---|---|
| | Millions of yen | % Comp. | Millions of yen | % Comp. | Millions of yen |
| LIABILITIES | | | | | |
| Current liabilities | 94,228 | 26.1 | 98,237 | 27.5 | 4,008 |
| Notes payable | 3,195 | | 3,400 | | |
| Accounts payable-trade | 27,961 | | 32,265 | | |
| Short-term loans payable | 50,632 | | 43,600 | | |
| Current portion of long-term loans payable | 1,000 | | 6,000 | | |
| Current portion of bonds | — | | 3,000 | | |
| Current portion of bond with warrants | 4,000 | | — | | |
| Accounts payable-other | 2,653 | | 2,077 | | |
| Accrued income taxes | 622 | | 868 | | |
| Accrued expenses | 1,155 | | 949 | | |
| Advances from customer | 3 | | 25 | | |
| Deposits received | 407 | | 217 | | |
| Deferred income | 91 | | 129 | | |
| Accrued bonuses | 1,749 | | 1,953 | | |
| Allowance for business restructuring losses | — | | 3,546 | | |
| Notes payable for equipment | 264 | | 129 | | |
| Others | 491 | | 72 | | |
| Long-term liabilities | 84,418 | 23.3 | 79,654 | 22.3 | (4,764) |
| Bonds | 38,000 | | 36,500 | | |
| Long-term loans payable | 46,000 | | 43,000 | | |
| Allowance for retirement benefits | 368 | | 104 | | |
| Allowance for retirement benefits to executive officers | 49 | | 49 | | |
| Total Liabilities | 178,646 | 49.4 | 177,891 | 49.8 | (755) |
| SHAREHOLDERS' EQUITY | | | | | |
| Common stock | 68,258 | 18.9 | 68,258 | 19.1 | — |
| Additional paid-in capital | 94,756 | 26.2 | 94,756 | 26.5 | — |
| Capital reserve | 94,756 | | 94,756 | | |
| Retained earnings | 18,483 | 5.1 | 12,287 | 3.4 | (6,195) |
| Earned surplus | 2,085 | | 2,085 | | |
| Voluntary reserve | 11,500 | | 11,500 | | |
| General reserve | 11,500 | | 11,500 | | |
| Unappropriated retained earnings (Undisposed retained deficit) | 4,898 | | (1,297) | | |
| Difference on revaluation of other marketable securities | 1,575 | 0.4 | 4,428 | 1.2 | 2,853 |
| Treasury stock | (56) | (0.0) | (61) | (0.0) | (5) |
| Total Shareholders' Equity | 183,017 | 50.6 | 179,669 | 50.2 | (3,348) |
| Total Liabilities and Shareholders' Equity | 361,664 | 100.0 | 357,560 | 100.0 | (4,103) |

(2) Non-Consolidated Statements of Income

| | Year ended March 31, 2005 | | Year ended March 31, 2006 | | Increase or (decrease) (2006-2005) |
|---|---|---|---|---|---|
| | Millions of yen | % Comp. | Millions of yen | % Comp. | Millions of yen |
| Net Sales | 185,232 | 100.0 | 206,831 | 100.0 | 21,598 |
| Sales (purchased goods) | 157,613 | | 181,588 | | |
| Sales (finished goods) | 27,618 | | 25,242 | | |
| Cost of sales | 162,966 | 88.0 | 182,910 | 88.4 | 19,944 |
| Beginning inventories (purchased goods) | 2,781 | | 2,558 | | |
| Purchase (purchased goods) | 137,709 | | 155,553 | | |
| Transfer from other accounts (purchased goods) | 912 | | 3,006 | | |
| Sub total | 141,403 | | 161,118 | | |
| Transfer to other accounts (purchased goods) | 104 | | 874 | | |
| Ending inventories (purchased goods) | 2,558 | | 2,103 | | |
| Total | 138,741 | | 158,140 | | |
| Beginning inventories (finished goods) | 1,142 | | 1,235 | | |
| Manufacturing cost | 25,246 | | 25,845 | | |
| Transfer from other accounts (finished goods) | 253 | | 119 | | |
| Sub total | 26,641 | | 27,199 | | |
| Transfer to other accounts (finished goods) | 1,180 | | 1,389 | | |
| Ending inventories (finished goods) | 1,235 | | 1,040 | | |
| Total | 24,225 | | 24,769 | | |
| Gross profit | 22,265 | 12.0 | 23,920 | 11.6 | 1,654 |
| Selling, general and administrative expenses | 20,319 | 10.9 | 20,844 | 10.1 | 525 |
| Sales commission | 165 | | 175 | | |
| Packing and freight expenses | 2,059 | | 2,094 | | |
| Advertisement | 94 | | 73 | | |
| Inspection charges (finished goods) | 522 | | 465 | | |
| Officer's salaries | 259 | | 254 | | |
| Salaries | 3,665 | | 3,697 | | |
| Provision for bonus | 969 | | 1,048 | | |
| Welfare expense | 751 | | 790 | | |
| Entertainment | 102 | | 98 | | |
| Travel and transportation | 936 | | 1,053 | | |
| Communications | 137 | | 136 | | |
| Water, light and fuel | 101 | | 104 | | |
| Office supplies | 50 | | 48 | | |
| Property tax and other taxes | 389 | | 354 | | |
| Depreciation | 607 | | 675 | | |
| Repair expense | 101 | | 171 | | |
| Outside service | 1,135 | | 1,176 | | |
| Insurance | 76 | | 90 | | |
| Commission | 207 | | 136 | | |
| Pent and lease | 1,297 | | 1,163 | | |
| Legal and professional fees | — | | 2,942 | | |
| Research & development expenses | 4,099 | | 3,962 | | |
| Other | 2,587 | | 129 | | |
| Operating income | 1,946 | 1.1 | 3,075 | 1.5 | 1,129 |

| | Year ended March 31, 2005 | | Year ended March 31, 2006 | | Increase or (decrease) (2006-2005) |
|---|---|---|---|---|---|
| | Millions of yen | % Comp. | Millions of yen | % Comp. | Millions of yen |
| Other income | 11,606 | 6.2 | 9,176 | 4.4 | (2,429) |
| Interest income | 708 | | 638 | | |
| Dividends received | 10,047 | | 7,759 | | |
| Rent income of fixed assets | 295 | | 212 | | |
| Others | 554 | | 566 | | |
| Other expenses | 2,494 | | 2,016 | 1.0 | (478) |
| Interest and discount charge | 615 | | 771 | | |
| Interest on bonds | 1,129 | | 740 | | |
| Amortization on bond issue costs | 43 | | 46 | | |
| Foreign currency exchange loss | 260 | | 166 | | |
| Others | 445 | | 291 | | |
| Ordinary income | 11,057 | 6.0 | 10,236 | 4.9 | (821) |
| Extraordinary income | 310 | 0.2 | 1,157 | 0.6 | 847 |
| Gain on sales of fixed assets | 126 | | 477 | | |
| Gain on sales of investments in securitis | – | | 191 | | |
| Gain on the reversal of preemptive rights | – | | 447 | | |
| Reversal of allowance for doubtful receivables | 184 | | 41 | | |
| Extraordinary loss | 4,522 | 2.5 | 11,479 | 5.5 | 6,956 |
| Loss on sales of fixed assets | 1,378 | | 12 | | |
| Loss on disposal of fixed assets | 123 | | 136 | | |
| Impairment loss | – | | 1,642 | | |
| Loss on revaluation of investments in securities | 590 | | – | | |
| Allowance for doubtful receivables | 1,668 | | 316 | | |
| Loss on revaluation of investments securities in affiliates | – | | 5,230 | | |
| Loss on liquidation of affiliated companies | 1 | | 49 | | |
| Loss for after-care of products | 270 | | 29 | | |
| Business restructuring loss | – | | 3,637 | | |
| Retirement benefit expense | 476 | | – | | |
| Retirement benefits to directors and corporate auditors | 12 | | 423 | | |
| Income before income taxes (loss) | 6,845 | 3.7 | (85) | (0.0) | (6,930) |
| Income taxes (including enterprise tax) | 2,279 | | 1,815 | | |
| Adjustment of income taxes | 1,062 | | 1,478 | | |
| Total income taxes | 3,341 | 1.8 | 3,293 | 1.6 | (47) |
| Net income (loss) | 3,504 | 1.9 | (3,378) | (1.6) | (6,883) |
| Retained earnings brought forward from the previous year | 1,393 | | 2,081 | | 687 |
| Loss on disposal of treasury stock | 0 | | 0 | | (0) |
| Unappropriated retained earnings at end of year (Undisposed retained deficit) | 4,898 | | (1,297) | | (6,195) |

(3) Proposed Appropriation of Unappropriated Retained Earnings

| Approved by shareholders' on June 29,2005 | As of March 31, 2005 | Shareholders' approval scheduled for Jun 29,2006 | As of March 31, 2006 |
|---|---|---|---|
| | Millions of yen | | Millions of yen |
| Unappropriated retained earnings... | 4,898 | Undisposed retained deficit | 1,297 |
| The above amount is to be appropriated as follows:- | | Voluntary earned surplus General reserve | 5,000 |
| Dividends ....... | 2,793 | Total | 3,702 |
| Bonuses to directors & corporate auditors.................. | 23 | The above amount is to be appropriated as follows:- | |
| [Corporate auditors' bonuses] | (3) | Dividends | 2,793 |
| Total | 2,816 | Total | 2,793 |
| Retained earnings carried forward to the next year................ | 2,081 | Retained earnings carried forward to the next year... | 908 |

(Notes) (a) With regard to directors' remuneration, there are no matters to be discussed at the general meeting of shareholders in accordance with Article 269 of the Commercial Law.

(b) Dividends per share

| | FY2005 | | | FY2006 | | |
|---|---|---|---|---|---|---|
| | Annual (yen) | Interim (yen) | Year-end (yen) | Annual (yen) | Interim (yen) | Year-end (yen) |
| Common stock | 7.00 | – | 7.00 | 7.00 | – | 7.00 |
| (Breakdown) | | | | | | |
| Memorial dividends | – | – | – | – | – | – |
| Special dividends | – | – | – | – | – | – |
| New stocks | – | – | – | – | – | – |
| Preferred stocks | – | – | – | – | – | – |
| Subsidiaries-linked dividend stocks | – | – | – | – | – | – |

## (4) Significant Accounting Policies

### (a) Marketable securities

Investments securities in subsidiaries and affiliates: Stated at cost determined by the moving average method.

Other marketable securities: Securities with Market Value

Market value method based on market prices and other conditions at the end of the term. (The revaluation differences are accounted for based on the direct capitalization method and the sales costs are calculated by the moving average method.)

Securities without Market Value

Non listed marketable securities are stated at cost determined by the moving average method.

### (b) Inventories

Purchased goods: Stated at cost determined by the moving average method.

Finished goods: Stated at cost determined by the moving average method.

Raw materials: Stated at cost determined by the moving average method for bearings, fasteners, measuring equipment, motors and special machinery components.

Work in process: Stated at cost determined by the moving average method for bearings, fasteners, and motors.
Stated at cost determined respectively for measuring equipment, special motors and special machinery components.

Supplies: Stated at cost determined by the moving average method for manufacturing bearings, fasteners, measuring equipment, motors and special machinery components.

### (c) Depreciation

Tangible fixed assets:

Depreciation of tangible fixed assets is made on the declining balance method. Their major useful lives are as follows:

| | |
|---|---|
| Buildings and structures | 2 to 50 years |
| Machinery and equipment | 2 to 15 years |
| Tools,furniture and fixtures | 2 to 20 years |

The depreciation method of depreciation assets whose acquisition values are not less than 100,000 yen and less than 200,000 yen has been changed to a method by which those assets are equally depreciated in lump sum for three years.

Intangible fixed assets:

Depreciation of intangible fixed assets is made on the straight-line method.
The depreciation method of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).

Long-term loans receivable:

Depreciation of long-term loans receivable is made on the straight-line method.

### (d) Amortization of deferred charges

Bond issuance expenses are amortized over three years by an averaged amount each year.

### (e) Translation of foreign currency assets and liabilities

Translation of foreign currency assets and liabilities are into yen at the exchange rate on the balance sheets date. The resulting exchange differences are accounted for as an exchange gain or loss.

### (f) Allowances

Allowance for doubtful receivables:

In order to prepare against losses resulting from irrecoverable receivables, an allowance has been reserved in the amount required for estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Accrued bonuses:

To make preparations for the payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment in the current term.

Allowance for retirement benefits:

Based on estimated retirement benefit debts and pension assets at the end of the current term, the Company reported an amount estimated to accrue at the end of the current term to provide for employee retirement benefits.

Over the five years from the following term after the difference accrue, the Company will charge

differences in mathematical calculation to expenses in accordance with the straight-line method.
(Change of accounting policies)
Since the current business year, the Company has applied the Partial Amendment to Accounting for Retirement Benefits (Business Accounting Standards No.3 issued on March 16, 2005) and the Application Guidelines regarding the Partial Amendment to Accounting for Retirement Benefits (Application Guidelines No.7 for Business Accounting Standards issued on March 16, 2005)to its accounting treatment. This application of the Amendment and the Guidelines has had no impact on the Company's financial results.

Allowance for retirement benefits to executive officers:
To provide for payment of retirement allowance to executive officers, the estimated amount to be required according to our internal regulations as of the end of the period of the current fiscal year is shown.

Allowance for business restructuring losses:
Based upon the decision of the structural reform plan for its PC keyboard business and other key business and other key businesses, the Company has reported the reasonably estimated amounts of expected that it is expected to incur in the future.

(g) Accounting method of lease transactions
The accounting treatment for financial lease transactions other than those in which the ownership of leases is considered to be transferred to us, is in accordance with that for ordinary lease transactions.

(h) Accounting method of hedge transactions
The foreign currency-denominated monetary assets and liabilities that were hedged by forward exchange contracts are allocated to the periods.
Under the guidance of the company's financial department, forward exchange contracts have been made to hedge the risks of fluctuations in foreign exchange rates relating to export and import transactions and others.
In concluding forward foreign exchange contracts, those contracts with the corresponding amounts and dates are respectively allocated (to the debts) in accordance with the risk management policy. Therefore the correlation between claims/debts and forward foreign exchange contracts arising from foreign exchange rate fluctuations is fully secured, and this judgment is substituted for the judgment of effective hedge.

(i) Other significant accounting policies
Consumption taxes
Consumption tax and other related taxes are excluded from revenues and purchases of the Company.

(5) Change of accounting treatment
(Accounting for the impairment of fixed assets)
Since the current non-consolidated accounting period, the Company has applied the Japanese Accounting Standards for Impairment of Fixed Assets (the Opinion concerning the Setting of Accounting Standards for Impairment of Fixed Assets issued on August 9, 2002 by the Business Accounting Council) to its accounting treatment. It has also applied the Implementation Guidelines for the Accounting Standards for Impairment of Fixed Assets (Implementation Guidelines No. 6 for Business Accounting Standards issued on October 31, 2003 by the Accounting Standards Board of Japan).
This application of the Standards and the Guidelines increased income before income taxes (loss) by 1,642 million yen.
Regarding accumulated impairment losses, the Company deducted them directly from the amount of each relevant fixed asset in accordance with the revised Rules for Non-Consolidated Financial Statements.

(6) Notes

(Non-Consolidated Balance Sheets)

## As of March 31, 2005

1. Contingent liabilities

The Company has provided the following companies with guarantees for their bank borrowings, etc.

| | | Millions of yen |
|---|---|---|
| MINEBEA THAI LIMITED | | 7,321 |
| | (US$ 000 | 7,200 |
| | BAHT'000 | 488,765 |
| | | 5,214) |
| MINEBEA (HONG KONG) LIMITED | | 3,827 |
| | (US$ 000 | 26,500 |
| | HK$ 000 | 35,000 |
| | | 500) |
| MINEBEA ELECTRONICS& HI-TECH COMPONENTS (SHANGHAI) LTD. | | 3,189 |
| | (US$ 000 | 29,700) |
| NMB-Minebea UK Ltd | | 2,669 |
| | (STG'000 | 13,211) |
| SHANGHAI SHUN DING TECHNOLOGIES LTD. | | 2,438 |
| | (US$ 000 | 18,470 |
| | RMB'000 | 35,000) |
| PELMEC THAI LIMITED | | 1,952 |
| | (BAHT'000 | 350,463 |
| | | 995) |
| NMB THAI LIMITED | | 1,638 |
| | (US$ 000 | 4,388 |
| | BAHT'000 | 164,741 |
| | EUR'000 | 271 |
| | | 679) |
| PELMEC INDUSTRIES (PTE.) LIMITED | | 1,566 |
| | (S$ 000 | 24,035) |
| NMB PRECISION BALLS LIMITED | | 1,480 |
| | (US$ 000 | 1,956 |
| | BAHT'000 | 151,310 |
| | STG'000 | 195 |
| | | 817) |
| NMB HI-TECH BEARINGS LIMITED | | 1,441 |
| | (US$ 000 | 1,835 |
| | BAHT'000 | 20,368 |
| | | 1,188) |
| Other 8 companies | | 2,328 |
| Total | | 29,854 |

(Foreign currency-denominated guarantees are translated into yen, for convenience only, at the approximate rate of exchange on March 31, 2005.)

## As of March 31, 2006

1. Contingent liabilities

The Company has provided the following companies with guarantees for their bank borrowings, etc.

| | | Millions of yen |
|---|---|---|
| MINEBEA THAI LIMITED | | 7,797 |
| | (US$ 000 | 12,500 |
| | BAHT'000 | 481,641 |
| | EUR'000 | 242 |
| | SF'000 | 1,987 |
| | | 4,660) |
| MINEBEA (HONG KONG) LIMITED | | 6,942 |
| | (US$ 000 | 50,800 |
| | | 975) |
| SHANGHAI SHUN DING TECHNOLOGIES LTD. | | 5,835 |
| | (US$ 000 | 31,830 |
| | RMB'000 | 143,020) |
| PELMEC INDUSTRIES (PTE.) LIMITED | | 2,869 |
| | (US$ 000 | 2,220 |
| | S$ 000 | 35,540 |
| | EUR'000 | 205 |
| NMB THAI LIMITED | | 2,017 |
| | (US$ 000 | 6,700 |
| | BAHT'000 | 23,703 |
| | EUR'000 | 600 |
| | | 1,072) |
| PELMEC THAI LIMITED | | 1,893 |
| | (BAHT'000 | 295,232 |
| | | 1,001) |
| NMB HI-TECH BEARINGS LIMITED | | 1,709 |
| | (US$ 000 | 828 |
| | BAHT'000 | 274,319 |
| | | 783) |
| Other 12 companies | | 4,482 |
| Total | | 33,548 |

(Foreign currency-denominated guarantees are translated into yen, for convenience only, at the approximate rate of exchange on March 31, 2006.)

| As of March 31, 2005 | | As of March 31, 2006 | |
|---|---|---|---|
| 2. Notes related to affiliates | Millions of yen | 2. Notes related to affiliates | Millions of yen |
| The following accounts include affiliate-related receivables and payables other than those shown separately. | | The following accounts include affiliate-related receivables and payables other than those shown separately. | |
| Receivables | | Receivables | |
| Notes receivable | 236 | Notes receivable | 585 |
| Accounts receivable-trade | 24,671 | Accounts receivable-trade | 30,560 |
| Accounts receivable-other | 4,250 | Accounts receivable-other | 2,745 |
| Payables | | Payables | |
| Accounts payable-trade | 22,394 | Accounts payable-trade | 26,959 |
| 3. Number of authorized shares | | 3. Number of authorized shares | |
| (Common stock) | 1,000,000,000 shares | (Common stock) | 1,000,000,000 shares |
| Number of shares outstanding | | Number of shares outstanding | |
| (Common stock) | 399,167,695 shares | (Common stock) | 399,167,695 shares |
| 4. Number of treasury shares | | 4. Number of treasury shares | |
| (Common stock) | 105,623 shares | (Common stock) | 116,560 shares |
| 5.Commitment line contracts | Millions of yen | 5.Commitment line contracts | Millions of yen |
| To ensure efficient procurement of operating funds, the Company has entered into commitment line contracts with financial institutions. Unused commitments at the end of the current consolidated fiscal year based on these contracts are as follows: | | To ensure efficient procurement of operating funds, the Company has entered into commitment line contracts with financial institutions. Unused commitments at the end of the current consolidated fiscal year based on these contracts are as follows: | |
| Total commitments | 7,000 | Total commitments | 10,000 |
| Used commitments | — | Used commitments | — |
| Balance | 7,000 | Balance | 10,000 |
| 6. Dividend limitations | | 6. Dividend limitations | |
| The amount provided for in Item 3, Article 124 of the Enforcement Regulation of the Japanese Commercial Code is 1,575 million yen. | | The amount provided for in Item 3, Article 124 of the Enforcement Regulation of the Japanese Commercial Code is 4,428 million yen. | |
| 7. Accumulated depreciation of tangible fixed assets is 48,852 millions of yen. | | 7. Accumulated depreciation of tangible fixed assets is 49,208 millions of yen. | |

(Non-Consolidated Statements of Income)

| Year ended March 31, 2005 | | Year ended March 31, 2006 | |
|---|---|---|---|
| 1. Total R&D expenses | | 1. Total R&D expenses | |
| The R&D expenses included in general administrative expenses and manufacturing costs for the current fiscal year are 8,289 million yen. | | The R&D expenses included in general administrative expenses and manufacturing costs for the current fiscal year are 7,538 million yen. | |
| 2. Transfer from other accounts(purchased goods) | | 2. Transfer from other accounts(purchased goods) | |
| | Millions of yen | | Millions of yen |
| Raw materials | 128 | Raw materials | 1,341 |
| Research & development expenses | 3 | Tangible fixed assets | 295 |
| Other | 780 | Disposal | 40 |
| Total | 912 | Amount taken over through business transfer | 466 |
| | | Other | 862 |
| | | Total | 3,006 |

| Year ended March 31, 2005 | Year ended March 31, 2006 |
|---|---|
| 3.Transfer to other accounts (purchased goods)<br>Millions of yen<br>Tangible fixed assets 14<br>Research & development expenses 13<br>Disposal 9<br>Other 66<br>Total 104 | 3.Transfer to other accounts (purchased goods)<br>Millions of yen<br>Tangible fixed assets 233<br>Research & development expenses 23<br>Disposal 147<br>Other 469<br>Total 874 |
| 4.Transfer from other accounts (finished goods)<br>Millions of yen<br>Raw materials 56<br>Tangible fixed assets 124<br>Disposal 29<br>Other 43<br>Total 253 | 4.Transfer from other accounts (finished goods)<br>Millions of yen<br>Raw materials 42<br>Tangible fixed assets 23<br>Disposal 31<br>Other 21<br>Total 119 |
| 5.Transfer to other accounts (finished goods)<br>Millions of yen<br>Raw materials 525<br>Tangible fixed assets 219<br>Research & development expenses 322<br>Other 112<br>Total 1,180 | 5.Transfer to other accounts (finished goods)<br>Millions of yen<br>Raw materials 762<br>Tangible fixed assets 182<br>Research & development expenses 296<br>Disposal 51<br>Other 96<br>Total 1,389 |
| 6. Fixed assets had the following sales gains: 122 million yen from the sale of machinary and equipment (of which gains on sales to affiliates are 112 million yen), 2 million yen from the sale of vehicles; and 1 million yen from the sale of tools, furniture and fixtures (of which gains on sales to affiliates are 1 million yen). | 6. Fixed assets had the following sales gains: 359 million yen from the sale of buildings; 107 million yen from the sale of machinary and equipment (of which gains on sales to affiliates are 99 million yen), 0 million yen from the sale of vehicles (of which gains on sales to affiliates are 0 million yen), 5 million yen from the sale of tools, furniture and fixtures (of which gains on sales to affiliates are 5 million yen) and 4 million yen from the sale of land. |
| 7. Fixed assets had the following sales losses: 1,289 million yen from the sale of land; 62 million yen from the sale of buildings; 16 million yen from the sale of structures; 8 million yen from the sale of machinary and equipment ; and 1 million yen from the sale of tools, furniture and fixtures. | 7. Fixed assets had the following sales losses: 3 million yen from the sale of buildings; 0 million yen from the sale of structures; 9 million yen from the sale of machinary and equipment (of which losses on sales to affiliates are 0 million yen),0 million yen from the sale of tools, furniture and fixtures; and 0 million yen from the sale of land. |
| 8. Fixed assets had the following disposal losses: 12 million yen from the disposal of buildings; 3 million yen from the disposal of structures; 65 million yen from the disposal of machinary and equipment ; and 42 million yen from the disposal of tools, furniture and fixtures. | 8. Fixed assets had the following disposal losses: 34 million yen from the disposal of buildings; 6 million yen from the disposal of structures; 63 million yen from the disposal of machinary and equipment ; 0 million yen from the disposal of vehicles ; 31 million yen from the disposal of tools, furniture and fixtures and 0 million yen from the disposal of other. |
| 9. Principal transactions with affiliates<br>Millions of yen<br>Sales (purchased goods) 109,136<br>Sales (finished goods) 8,260<br>Purchase (purchased goods) 124,594<br>Interest income 698<br>Dividends income 10,011 | 9. Principal transactions with affiliates<br>Millions of yen<br>Sales (purchased goods) 131,955<br>Sales (finished goods) 7,570<br>Purchase (purchased goods) 135,131<br>Interest income 624<br>Dividends income 7,688 |

| Year ended March 31, 2005 | Year ended March 31, 2006 |
|---|---|
| 10. Impairment loss<br>None | 10.Impairment loss<br>Outline of the asset groups on which impairment losses were recognized |

(Amount: millions of yen)

| Use | Location | FY2006 | |
|---|---|---|---|
| | | Class | Amount |
| Idle assets | Five facilities·Former Kyoto,Ibaraki,Ichinoseki Kanegasaki plants and former Kanemori Co., Ltd.'s Hokuriku Branch (Hachiman City, Kyoto Pref., etc.) | Building | 132 |
| | | Land | 1,509 |
| | | Total | 1,642 |

Asset grouping method

Based on its business classification, the Company has grouped assets in the smallest units of its operating businesses, which generate almost independent cash flows.

Reason for the recognition of impairment losses

The above fixed assets (buildings, structures and land) impaired in the current accounting period (first quarter) are idle assets and have no future utilization plans. Due to this, the company recognized impairment losses on those assets.

Calculation method of collectable amounts

The collectable amounts of the assets are based on net sales proceeds. Their assessed values are calculated based on the standards for real estate appraisals.

| Year ended March 31, 2005 | Year ended March 31, 2006 |
|---|---|
| 11.Business restructuring loss<br>None | 11.Business restructuring loss<br>This loss consists of the following allowances and amounts incurred for the current accounting period, based upon the structural reform plan for the PC keyboard business, etc. |

| | Millions of yen |
|---|---|
| Loss on disposal of fixed assets and inventories related to business restructuring | 620 |
| Estimated amount of support to affiliates related to business restructuring | 3,016 |
| Total | 3,637 |

(a) Relating to lease transactions

| | Millions of yen | | | | | |
|---|---|---|---|---|---|---|
| | Year ended March 31, 2005 | | | Year ended March 31, 2006 | | |
| (1)Equivalent of acquisition value of leased items, equivalent of total amount of depreciation and equivalent of year-end closing balance | Equivalent of acquisition value | Equivalent of total amount of depreciation | Equivalent of year-end balance | Equivalent of acquisition value | Equivalent of total amount of depreciation | Equivalent of year-end balance |
| Vehicles | 213 | 112 | 100 | 179 | 83 | 96 |
| Tools, furniture and fixtures | 2,021 | 1,074 | 946 | 1,893 | 998 | 894 |
| Software | 42 | 31 | 11 | 35 | 19 | 15 |
| Total | 2,277 | 1,218 | 1,058 | 2,107 | 1,101 | 1,006 |

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets, equivalent of acquisition value in the period under review has been calculated based on " Interest payment inclusive method".

(2) Equivalent of year-end closing balance of unexpired lease expenses:

| | 2005 | 2006 |
|---|---|---|
| within 1-year | 480 | 472 |
| over 1-year | 577 | 534 |
| Total | 1,058 | 1,006 |

Because of a low ratio of the year-end closing balance of unexpired lease expenses to a total amount of the year-end closing balance of tangible fixed assets, equivalent of year-end closing balance of unexpired lease expenses in the period under review has been calculated based on " Interest payment inclusive method".

(3) The amount of lease expenses and equivalent of depreciation expenses:

| | 2005 | 2006 |
|---|---|---|
| Amount of lease expenses | 657 | 559 |
| Equivalent of depreciation expenses | 657 | 559 |

(4) Method of computing equivalent of depreciation expenses:

Computation is based on straight line method with the lease term as a useful life and the residual value to be set at zero.

(b) Securities with Market Value

There are no subsidiaries or affiliates whose stocks have their current market value.

(c) The tax effect accounting

| Year ended March 31, 2005 | | Year ended March 31, 2006 | |
|---|---|---|---|
| 1.Major reasons for the accrual of deferred tax assets and deferred tax liabilities | Millions of yen | 1.Major reasons for the accrual of deferred tax assets and deferred tax liabilities | Millions of yen |
| (Deferred tax assets) | | (Deferred tax assets) | |
| Excess of allowed limit chargeable to the accrued bonuses | 682 | Excess of allowed limit chargeable to the accrued bonuses | 762 |
| Excess of allowed limit chargeable to the retirement benefits | 20 | Excess of allowed limit chargeable to the retirement benefits | 60 |
| Loss on the liquidation of investments in securities | 1,749 | Loss on the liquidation of investments in securities | 1,671 |
| Loss on the liquidation of investments securities in affiliates | 2,278 | Loss on the liquidation of investments securities in affiliates | 3,383 |
| Excess of allowed limit chargeable to the allowance for doubtful receivable | 2,759 | Excess of allowed limit chargeable to the allowance for doubtful receivable | 2,553 |
| Foreign tax credit carry forwards | 1,360 | Disallowance of allowance for business restructuring losses | 1,383 |
| Others | 530 | Foreign tax credit carry forwards | 602 |
| Total deferred tax assets | 9,378 | Impairment loss | 641 |
| | | Excess of allowed limit chargeable to the depreciation | 386 |
| (Deferred tax liabilities) | | | |
| Difference on revaluation of other marketable securities | 1,006 | Disallowance of accrued enterprise taxes | 287 |
| Total deferred tax liabilities | 1,006 | Others | 293 |
| Net deferred tax assets | 8,371 | Total deferred tax assets | 12,021 |
| | | Valuation allowance | (4,122) |
| | | Total deferred tax assets | 7,899 |
| | | (Deferred tax liabilities) | |
| | | Difference on revaluation of other marketable securities | 2,831 |
| | | Total deferred tax liabilities | 2,831 |
| | | Net deferred tax assets | 5,068 |
| 2. Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting | | 2. Major reasons for significant differences between the legal effective tax rate and the ratio of income tax burden after the application of tax effect accounting | |
| Domestic legal effective tax rate | 39.0% | Diluted net income per share is not stated due to residual securities not in existence in addition to a net loss per share reported. | |
| (Adjustments) | | | |
| Item to be regarded as taxable expenses, such as entertainment expenses | 1.1 | | |
| Inhabitant tax levied per capita etc. | 3.0 | | |
| Withholding income taxes etc. | 4.2 | | |
| Others | 1.5 | | |
| Ratio of income tax burden after the application of tax effect accounting | 48.8 | | |

(d) Going concerns

Not applicable.

(7) Per Share Data

| | Year ended March 31, 2005 | Year ended March 31, 2006 |
|---|---|---|
| Net assets per share (yen) | 458.56 | 450.24 |
| Net income (loss) per share (yen) | 8.72 | (8.47) |
| Fully diluted net income per share (yen) | 8.40 | Diluted net income per share is not stated due to a net loss per share reported, although residual securities exist. |

(Note) The following are the basis for calculating net income or loss per share and diluted net income per share.

| | Year ended March 31, 2005 | Year ended March 31, 2006 |
|---|---|---|
| Net income (loss) per share (yen) | | |
| Net income (loss) in the non-consolidated statements of income (million yen) | 3,504 | (3,378) |
| Net income (loss) related to common stock (million yen) | 3,481 | (3,378) |
| Amount not available for common stock (million yen) | | |
| Officer's bonuses based on profit Appropriation | 23 | — |
| Average shares of common stock outstanding (shares) | 399,074,238 | 399,056,975 |
| Fully diluted net income per share (yen) | | |
| Net income adjustments (million yen) | 107 | — |
| Interest expense (after tax equivalents) | 107 | — |
| Increased shares of common stock | | |
| 4th domestic unsecured convertible bonds (shares) | 27,860,082 | — |
| Outline of the residual shares not included in the calculation of diluted net income per share due to no dilution effects (million yen) | | |
| 4th unsecured bonds with warrants attached (Face value) | 4,000 | — |

(8)Subsequent event

| Year ended March 31, 2005 | Year ended March 31, 2006 |
|---|---|
| The Board of Directors resolved at a meeting on March 1, 2005, to assume all business from consolidated subsidiary Minebea Electronics Co., Ltd., on April 1, 2005, and liquidate Minebea Electronics Co., Ltd. Minebea Electronics Co., Ltd. entered into liquidation proceedings.<br><br>1. Purpose<br>Minebea Electronics Co., Ltd., a subsidiary of Minebea Co., Ltd., was founded in May 1986, to mainly produce, market, export and import electronic materials and components, as well as electronic devices. The purpose of the decision to assume all business from Minebea Electronics Co., Ltd., on April 1, 2005, and subsequently liquidate the subsidiary was to achieve greater management efficiency by consolidating all business of Minebea Electronics Co., Ltd., into Minebea.<br><br>2. Amount of Assets and Liabilities transferred<br>Assets transferred: 3,918 millions of yen<br>Liabilities transferred: 252 millions of yen<br><br>3. Outline of Minebea Electronics Co., Ltd. (as of March 31, 2005)<br>(a) Representative director and president: Takayuki Yamagishi<br>(b) Location: 1743-1 Asana, Asaba-cho, Iwata-gun, Shizuoka-ken, Japan<br>(c) Date of establishment: May 28, 1986<br>(d) Capital: 720 millions of yen<br>(e) Shareholder: Minebea Co., Ltd., 100%<br>(f) Net sales: 18,664 millions of yen<br>(g) Ordinary loss: 134 millions of yen<br><br>4. Impact of the Transfer on Minebea's Results<br>There will be no impact on Minebea's results. | None |

7. Change of Directors & Corporate Auditors

(1) Representative Director:

None

(2) Other Directors & Corporate Auditors:

(a) Candidate for New Corporate Auditor (As of June 29, 2006)

| | |
|---|---|
| Corporate Auditor | Hirotaka Fujiwara |
| (Part-time) | (Hikari Sogoh Law Offices lawyer) |

(Notes) Candidate for new corporate auditor Hirotaka Fujiwara is external corporate auditors.

May 9, 2006
Minebea Co., Ltd.

# Supplementary Financial Data
# for the Fiscal Year ended March 31, 2006

## 1. Consolidated Results of Operations

| (Millions of yen) | Fiscal year ended Mar. '05 | | | Fiscal year ended Mar. '06 | | | %Change Y/Y | |
|---|---|---|---|---|---|---|---|---|
| | 1st Half | 2nd Half | Full Year | 1st Half | 2nd Half | Full Year | 2nd Half*1 | Full Year*2 |
| Net sales | 146,751 | 147,671 | 294,422 | 155,739 | 162,707 | 318,446 | +10.2% | +8.2% |
| Operating income | 5,468 | 8,615 | 14,083 | 7,224 | 12,045 | 19,269 | +39.8% | +36.8% |
| Ordinary income | 3,885 | 6,321 | 10,206 | 5,322 | 9,273 | 14,595 | +46.7% | +43.0% |
| Income before income taxes | 3,391 | 4,387 | 7,778 | 4,425 | 5,195 | 9,620 | +18.4% | +23.7% |
| Net income | 1,095 | 4,486 | 5,581 | 2,421 | 1,836 | 4,257 | -59.1% | -23.7% |
| Net income per share (yen) | 2.74 | 11.19 | 13.93 | 6.07 | 4.60 | 10.67 | -58.9% | -23.4% |

| (Millions of yen) | Fiscal year ended Mar. '05 | | | | Fiscal year ended Mar. '06 | | | | 4Q %Change | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1Q | 2Q | 3Q | 4Q | 1Q | 2Q | 3Q | 4Q | Q/Q*3 | Y/Y*4 |
| Net sales | 71,324 | 75,427 | 75,180 | 72,491 | 75,690 | 80,049 | 80,948 | 81,759 | +1.0% | +12.8% |
| Operating income | 2,802 | 2,666 | 4,165 | 4,450 | 3,010 | 4,214 | 6,043 | 6,002 | -0.7% | +34.9% |
| Ordinary income | 1,982 | 1,903 | 2,950 | 3,371 | 2,163 | 3,159 | 4,694 | 4,579 | -2.4% | +35.8% |
| Income before income taxes | 1,937 | 1,454 | 2,445 | 1,942 | 830 | 3,595 | 4,474 | 721 | -83.9% | -62.9% |
| Net income | 208 | 887 | 1,575 | 2,911 | 980 | 1,441 | 2,400 | -564 | - | - |
| Net income per share (yen) | 0.52 | 2.22 | 3.95 | 7.24 | 2.46 | 3.61 | 6.01 | -1.41 | - | - |

## 2. Consolidated Sales and Operating Income by Division

| (Millions of yen) | Fiscal year ended Mar. '05 | | | Fiscal year ended Mar. '06 | | | %Change Y/Y | |
|---|---|---|---|---|---|---|---|---|
| | 1st Half | 2nd Half | Full Year | 1st Half | 2nd Half | Full Year | 2nd Half*1 | Full Year*2 |
| Machined components | 57,350 | 58,755 | 116,105 | 62,204 | 67,391 | 129,595 | +14.7% | +11.6% |
| Bearing related products | 49,153 | 49,065 | 98,218 | 52,384 | 57,163 | 109,547 | +16.5% | +11.5% |
| Other machined components | 8,197 | 9,690 | 17,887 | 9,820 | 10,227 | 20,047 | +5.5% | +12.1% |
| Electronic devices and components | 89,400 | 88,917 | 178,317 | 93,535 | 95,316 | 188,851 | +7.2% | +5.9% |
| Rotary components | 54,061 | 52,689 | 106,750 | 54,323 | 55,813 | 110,136 | +5.9% | +3.2% |
| Other electronic devices | 35,340 | 36,226 | 71,566 | 39,212 | 39,503 | 78,715 | +9.0% | +10.0% |
| Total sales | 146,751 | 147,671 | 294,422 | 155,739 | 162,707 | 318,446 | +10.2% | +8.2% |
| Machined components | 10,478 | 11,094 | 21,572 | 11,112 | 13,444 | 24,556 | +21.2% | +13.8% |
| Electronic devices and components | -5,010 | -2,479 | -7,489 | -3,887 | -1,400 | -5,287 | - | - |
| Total operating income | 5,468 | 8,615 | 14,083 | 7,224 | 12,045 | 19,269 | +39.8% | +36.8% |

| (Millions of yen) | Fiscal year ended Mar. '05 | | | | Fiscal year ended Mar. '06 | | | | 4Q %Change | |
|---|---|---|---|---|---|---|---|---|---|---|
| | 1Q | 2Q | 3Q | 4Q | 1Q | 2Q | 3Q | 4Q | Q/Q*3 | Y/Y*4 |
| Machined components | 28,256 | 29,094 | 28,927 | 29,828 | 30,573 | 31,631 | 32,938 | 34,453 | +4.6% | +15.5% |
| Bearing related products | 24,247 | 24,906 | 24,491 | 24,574 | 25,982 | 26,402 | 27,837 | 29,326 | +5.3% | +19.3% |
| Other machined components | 4,009 | 4,188 | 4,436 | 5,254 | 4,591 | 5,229 | 5,101 | 5,126 | +0.5% | -2.4% |
| Electronic devices and components | 43,067 | 46,333 | 46,254 | 42,663 | 45,116 | 48,419 | 48,009 | 47,307 | -1.5% | +10.9% |
| Rotary components | 26,852 | 27,209 | 27,350 | 25,339 | 26,443 | 27,880 | 27,724 | 28,089 | +1.3% | +10.9% |
| Other electronic devices | 16,216 | 19,124 | 18,903 | 17,323 | 18,673 | 20,539 | 20,285 | 19,218 | -5.3% | +10.9% |
| Total sales | 71,324 | 75,427 | 75,180 | 72,491 | 75,690 | 80,049 | 80,948 | 81,759 | +1.0% | +12.8% |
| Machined components | 5,082 | 5,396 | 5,952 | 5,142 | 5,067 | 6,045 | 6,972 | 6,472 | -7.2% | +25.9% |
| Electronic devices and components | -2,279 | -2,731 | -1,786 | -693 | -2,056 | -1,831 | -930 | -470 | - | - |
| Total operating income | 2,802 | 2,666 | 4,165 | 4,450 | 3,010 | 4,214 | 6,043 | 6,002 | -0.7% | +34.9% |

*1 2nd half % change Y/Y : 2nd half in comparison with the 2nd half of the previous fiscal year
*2 Full year % change Y/Y : Full year in comparison with the previous full year
*3 4Q % change Q/Q : 4Q in comparison with 3Q
*4 4Q % change Y/Y : 4Q in comparison with 4Q of the previous fiscal year

## 3. Prospect for the Fiscal Year ending March 31, 2007

| (Millions of yen) | Fiscal year ending Mar. '07 | | | %Change Y/Y |
|---|---|---|---|---|
| | 1st Half | 2nd Half | Full Year | |
| Net sales | 152,000 | 158,000 | 310,000 | -2.7% |
| Operating income | 11,500 | 13,500 | 25,000 | +29.7% |
| Ordinary income | 8,400 | 10,600 | 19,000 | +30.2% |
| Income before income taxes | 8,000 | 10,000 | 18,000 | +87.1% |
| Net income | 5,300 | 4,700 | 10,000 | +134.9% |
| Net income per share (yen) | 13.28 | 11.78 | 25.06 | +134.9% |

**4. Prospect for the Consolidated Sales and Operating Income by Division**

| (Millions of yen) | Fiscal year ending Mar. '07 1st Half | 2nd Half | Full Year | %Change Y/Y |
|---|---|---|---|---|
| Machined components | 64,000 | 68,000 | 132,000 | +1.9% |
| Bearing related products | 55,500 | 59,500 | 115,000 | +5.0% |
| Other machined components | 8,500 | 8,500 | 17,000 | -15.2% |
| Electronic devices and components | 88,000 | 90,000 | 178,000 | -5.7% |
| Rotary components | 53,500 | 56,500 | 110,000 | -0.1% |
| Other electronic devices | 34,500 | 33,500 | 68,000 | -13.6% |
| Total sales | 152,000 | 158,000 | 310,000 | -2.7% |
| Machined components | 12,150 | 12,350 | 24,500 | -0.2% |
| Electronic devices and components | -650 | 1,150 | 500 | - |
| Total operating income | 11,500 | 13,500 | 25,000 | +29.7% |

**5. Capital Expenditure, Depreciation, Research and Development Costs**

| (Millions of yen) | FY ended Mar. '05 | Fiscal year ended Mar. '06 1Q | 2Q | 3Q | 4Q | Full Year | Assumption for the FY ending Mar. '07 |
|---|---|---|---|---|---|---|---|
| Capital expenditure | * 23,060 | 4,317 | 6,239 | 6,565 | 4,776 | 21,897 | 21,000 |
| Depreciation (Including Intangible Fixed Assets) | 22,462 | 5,766 | 5,922 | 6,272 | 6,012 | 23,972 | 24,000 |
| Research and development costs | 10,012 | 2,358 | 2,106 | 2,232 | 2,352 | 9,048 | 10,000 |

* Does not include 8,018 million yen in tangible fixed assets, which was taken over from Matsushita Electric Industrial Co., Ltd. as a result of establishment of Minebea-Matsushita Motor Corporation.

**6. Exchange Rates**

| | | FY ended Mar. '05 | Fiscal year ended Mar. '06 1Q | 2Q | 3Q | 4Q | Full Year | Assumption for the FY ending Mar. '07 |
|---|---|---|---|---|---|---|---|---|
| US$ | PL | 107.46 | 107.28 | 111.50 | 116.21 | 117.36 | 113.09 | 115.0 |
| | BS | 107.39 | 110.62 | 113.19 | 118.07 | 117.47 | 117.47 | 115.0 |
| EURO | PL | 134.90 | 136.99 | 135.39 | 138.91 | 139.93 | 137.81 | 135.0 |
| | BS | 138.87 | 133.63 | 136.13 | 139.83 | 142.81 | 142.81 | 135.0 |
| S'PORE$ | PL | 64.04 | 64.92 | 66.46 | 68.68 | 71.60 | 67.92 | 68.0 |
| | BS | 65.19 | 65.58 | 66.96 | 70.89 | 72.57 | 72.57 | 68.0 |
| THAI BAHT | PL | 2.67 | 2.70 | 2.68 | 2.83 | 2.95 | 2.79 | 2.80 |
| | BS | 2.73 | 2.67 | 2.75 | 2.87 | 3.02 | 3.02 | 2.80 |
| RMB | PL | 12.98 | 12.94 | 13.65 | 14.38 | 14.49 | 13.87 | 14.20 |
| | BS | 12.99 | 13.34 | 13.99 | 14.59 | 14.66 | 14.66 | 14.20 |

**7. Non-Consolidated Results of Operations**

| (Millions of yen) | Fiscal year ended Mar. '05 1st Half | 2nd Half | Full Year | Fiscal year ended Mar. '06 1st Half | 2nd Half | Full Year | %Change Y/Y 2nd Half*1 | Full Year*2 |
|---|---|---|---|---|---|---|---|---|
| Net sales | 93,363 | 91,869 | 185,232 | 94,193 | 112,638 | 206,831 | +22.6% | +11.7% |
| Operating income | 917 | 1,029 | 1,946 | 336 | 2,739 | 3,075 | +166.2% | +58.0% |
| Ordinary income | 2,745 | 8,312 | 11,057 | 4,635 | 5,601 | 10,236 | -32.6% | -7.4% |
| Income before income taxes | 1,990 | 4,855 | 6,845 | 2,964 | -3,049 | -85 | - | - |
| Net income | 801 | 2,703 | 3,504 | 1,713 | -5,091 | -3,378 | - | - |

**8. Prospect for the Non-Consolidated Performance for the Fiscal Year ending March 31, 2007**

| (Millions of yen) | Fiscal year ending Mar. '07 1st Half | 2nd Half | Full Year | %Change Y/Y |
|---|---|---|---|---|
| Net sales | 104,000 | 110,000 | 214,000 | +3.5% |
| Operating income | -400 | 700 | 300 | -90.2% |
| Ordinary income | 3,400 | 8,600 | 12,000 | +17.2% |
| Income before income taxes | 3,400 | 8,600 | 12,000 | - |
| Net income | 1,900 | 5,400 | 7,300 | - |

The following is an English translation of the Notice of the 60th Ordinary General Meeting of Shareholders of Minebea Co., Ltd., to be held on June 29, 2006.
The Company provides this translation for your reference and convenience only and without any guarantee as to its accuracy or otherwise.

Securities Code No. 6479

June 1, 2006

## To the Shareholders

4106-73, Oaza Miyota, Miyota-machi,
Kitasaku-gun, Nagano Prefecture

**Minebea Co., Ltd.**
Takayuki Yamagishi
Representative Director

# Notice of the 60th Ordinary General Meeting of Shareholders

The 60th Ordinary General Meeting of Shareholders (hereinafter the "Meeting") will be held as indicated below. You are hereby cordially invited to attend the Meeting.

**If you are unable to attend the Meeting, you may exercise your voting rights as a Shareholder in writing or via the Internet. In that event, please examine the contents of the reference documents attached herein and vote in accordance with the guidance on voting set forth on the next page.**

**Particulars of the Meeting**

**1. Time:**
Thursday, June 29, 2006, beginning at 9:30 a.m.

**2. Place:**
1st floor of Asama Sunday House (New Building), 4106-282, Oaza Miyota, Miyota-machi, Kitasaku-gun, Nagano Prefecture

**3. Purpose of the Meeting:**

**To report on:**

1) The Consolidated Balance Sheet as of March 31, 2006, the Consolidated Statement of Income for the 60th business year (April 1, 2005 to March 31, 2006), and the Audit Report on the Consolidated Financial Statements by the Independent Auditors and Board of Corporate Auditors.
2) The Balance Sheet as of March 31, 2006, the Business Report and the Statement of Income for the 60th business year (April 1, 2005 to March 31, 2006).

**To vote on:**

**First proposal:**
Approval of the Proposed Appropriation of Unappropriated Retained Earnings for the 60th business year

**Second proposal:**
Partial Revision of the Articles of Incorporation

**Third proposal:**
Election of One (1) Corporate Auditor

**Fourth proposal:**
Amendment of Remuneration for Corporate Auditors

1. If you are able to attend the Meeting, you are requested to bring the voting ballot enclosed herein to the Meeting and hand it to the receptionist.

2. If you are unable to attend the Meeting, please vote by sending the enclosed voting ballot by mail or via the Internet as follows. In addition, Internet using a mobile phone is available also.

**【If you are voting by sending the voting ballot card by mail】**

Please mark your vote for or against each proposal on the enclosed voting ballot, and mail the voting ballot. The voting ballot must be received by our agent to manage shareholders registry by Wednesday, June 28, 2006, which is one day before the Meeting.

**【If you are voting via the Internet】**

(1) Please access the Internet site for the voting rights exercise indicated below. Use the code and initial password that are indicated on the voting ballot, follow the guidance on the screen and vote for or against each proposal. Please register by Wednesday, June 28, 2006, which is one day before the Meeting.

**The voting site URL is http://www.webdk.net**

(2) Please be advised that if you vote both by returning the voting ballot by mail and by using the Internet, the Internet instruction will be used as your vote.

(3) Please be further informed that you must pay for all charges incurred in exercising your voting rights via the Internet, such as for the dial-up connection with your Internet provider and/or for telecommunication.

(4) To access and use the Internet site for the voting rights exercise, Microsoft® Internet Explorer Version 5.5 or Netscape® Version 6.2 is a minimum requirement as the Internet browser software. If you access the Internet site for the voting rights exercise via mobile phone, the mobile phone must be capable of 128 bit SSL communication (encrypted communication).

(Microsoft is a registered trademark of Microsoft Corporation in the U.S.A. and other countries. Netscape is a registered trademark of Netscape Communications Corporation in the U.S.A. and other countries.)

If you have any question on any of the aforementioned matters, please dial **0120-186-417** to contact our agent to manage shareholders registry: Stock Transfer Agency Department of The Sumitomo Trust & Banking Co., Ltd., Tokyo, Japan (24 hours available).

********** ≪Notice to shareholders≫ **********

If any revisions occur to the contents of the attached documents of this notice by the day before the Meeting, we will notify in writing sent by mail or post it on our web site (http://www.minebea.co.jp).

(Attached Documents)

# Business Report

(April 1, 2005 to March 31, 2006)

## I. Overview of Operations

### 1. Operating Performance of the Corporate Group

During the consolidated fiscal year, the Japanese economy continued a private demand-driven recovery with favorable conditions in the corporate sector having an impact on the household sector. The U.S. economy, although facing soaring energy prices and hurricane damage, expanded steadily as a whole, led by growth in wealth from housing investments. The European economy grew moderately with signs of turnaround in foreign demand and capital investment. The Chinese economy, meanwhile, maintained high growth due to a continued rise in exports mainly to the United States and developing countries, despite the implementation of the revaluation of yuan and tight constraints on overheated investment. The economies in Southeast Asian countries stayed firm due to continued growth in the U.S. economy and high growth in China.
Under these circumstances, we strove to make our profitable basis stronger in order to further enhance earnings in a short period of time by addressing such near-term strategic agenda as resolutely carrying out structural reforms; reinforcing R&D efforts; and driving for management with a clear future vision. At the same time, we also concentrated on further reducing costs; developing high value-added products and new technologies; and expanding marketing activities.
As a result, net sales increased ¥24,023 million (8.2%) year on year, to ¥318,446 million, and operating income increased ¥5,185 million (36.8%) year on year, to ¥19,269 million. Although ordinary income increased ¥4,388 million (43.0%) year on year, to ¥14,595 million, net income fell ¥1,323 million (-23.7%) year on year, to ¥4,257 million due to an extraordinary loss of ¥3,475 million from the restructuring of our PC keyboard business.
During the current consolidated fiscal year, we posted an extraordinary loss of ¥967 million as a result of implementing impairment accounting for fixed assets.

Performance by business segment is as follows:

**Machined Components Business**

Our products in this business segment include ball bearings, which are our mainstay product; mechanical components such as rod-end bearings primarily for use in aircraft and pivot assemblies for use in hard disk drives (HDDs); screws for automobiles and aircraft; and defense-related devices and equipment. Sales of ball bearings to makers of automobiles and information & telecommunications equipment stayed strong year on year owing to our vigorous sales expansion efforts. Sales of rod-end bearings rose to the aerospace industry, mainly in the U.S. and Europe. In pivot assemblies, sales grew largely, owing to strong demand from the HDD industry. As a result, net sales rose ¥13,490 million (11.6%) year on year, to ¥129,595 million. Operating income increased ¥2,984 million (13.8%) year on year, to ¥24,556 million, due to cost reductions, etc. resulting from increased production and production efficiency.

**Electronic Devices and Components Business**

Our core products in this business segment include HDD spindle motors; information motors such as fan motors; stepping motors, vibration motors and DC brush motors; PC keyboards; speakers; LCD backlights; and measuring instruments. Sales of LCD backlights, information motors and PC keyboard grew substantially to makers of cellular phones, office automation, PCs and peripheral equipment. On the other hand, sales of HDD spindle motors declined as a result of striving to improve earnings, instead of seeking sales volume. As a result, net sales increased ¥10,534 million (5.9%) year on year, to ¥188,851 million. Operating income improved ¥2,202 million year on year, to ¥(5,287) million, due to a rapid recovery in performance led by a substantial cost reduction in HDD spindle motors, etc, increased profits from increased sales of LCD backlights, and other factors.

**2. Tasks to Be Accomplished by the Corporate Group**

Minebea has adopted the following five principles as its basic policy for management.

(1) Ensure that Minebea is a company for which we feel proud to work.
(2) Reinforce the confidence our customers have.
(3) Respond to our shareholders' expectations.
(4) Ensure a welcome for Minebea in local communities.
(5) Contribute to a global society.

Under this basic management policy, we have actively addressed the development of high value-added products and the sophistication of product quality. In addition we have focused company resources on areas where we can display ultraprecision machining technologies and mass production technologies that are both the source of our competitiveness. At the same time, we have strengthened our operations based on financial improvements, and have striven to practice a transparent management form that is easier to understand within and across the Company.
Furthermore, as a key theme in the development of business in various parts of the world, we have has continued our commitment to environmental protection activities.

In accordance with the basic management policies as mentioned earlier, we aim to improve profitability and enhance corporate value based on a "vertically integrated manufacturing system," "large-scale volume production system," and "well-developed R&D system," which have been established worldwide, in order to ensure our place as the world's leading comprehensive manufacturer of miniature ball bearings and high-precision components.

The tasks to be accomplished to achieve this goal are to:

1. Further reinforce our mainstay bearings and bearing-related products;
2. Build our operations in the area of precision small motors into a second pillar of our operations after bearings and bearing-related products; and
3. Increase the ratio of high-value-added products in all product categories and diversify offerings to serve a broader market.

We look forward to the continued support and guidance of our shareholders.

**3. Capital Expenditures and Financing of the Corporate Group**

During the consolidated fiscal year under review, capital expenditures were ¥12,163 million for the Machined Components Business and ¥9,733 million for the Electronic Devices and Components Business, totaling ¥21,897 million. The main capital expenditures for the Machined Components Business were equipment for production rationalization of bearings, etc., at the Thailand, China and Singapore factories and equipment for increasing the production of pivot assemblies at the Thailand factory. The main capital expenditures for the Electronic Devices and Components Business were equipment for spindle motors and electronic devices, mainly backlights at the Thailand factory and equipment for information motors at the Thailand, China and Malaysia factories.
There were no important matters to report for the financing of the consolidated fiscal year under review.

## 4. Business Performance and Changes in Financial Position

(1) Business performance and changes in financial position of the Corporate Group

*(Unit: millions of yen)*

| | Fiscal 2003 (4/02–3/03) | Fiscal 2004 (4/03–3/04) | Fiscal 2005 (4/04–3/05) | Fiscal 2006 (4/05–3/06) |
|---|---|---|---|---|
| Net sales | 272,202 | 268,574 | 294,422 | 318,446 |
| Ordinary income | 13,420 | 13,800 | 10,206 | 14,595 |
| Net income (loss) | (2,434) | 6,019 | 5,581 | 4,257 |
| Net income (loss) per share (yen) | (6.10) | 15.08 | 13.93 | 10.67 |
| Total assets | 320,069 | 314,915 | 332,217 | 349,862 |
| Shareholders' equity | 98,212 | 93,866 | 102,088 | 117,577 |

*Notes: 1. Starting from fiscal 2003 (April 1, 2002 to March 31, 2003), the Accounting Standard for Annual Net Income per Share (Corporate Accounting Standard No. 2 specified by the Corporate Accounting Standard Commission, September 25, 2002) and the Accounting Standard Application Guideline for Annual Net Income per Share (Corporate Accounting Standard Application Guideline No. 4 specified by the Corporate Accounting Standard Commission, September 25, 2002) are applied to the calculation of net income (loss) per share.*

*2. Amounts less than one million yen are omitted.*

*3. Net income (loss) per share is calculated on the basis of the average number of issued shares during the relevant fiscal year excluding treasury stocks.*

*4. Starting from fiscal 2005 (April 1, 2004 to March 31, 2005), the consolidated financial statements are prepared based on Article 19-2 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations. As a result, the figures for fiscal 2003 to fiscal 2004 are based on consolidated financial statements not audited by the corporate auditors and independent auditors.*

(2) Business performance and changes in financial position of the Company

*(Unit: millions of yen)*

| | Fiscal 2003 (4/02–3/03) | Fiscal 2004 (4/03–3/04) | Fiscal 2005 (4/04–3/05) | Fiscal 2006 (4/05–3/06) |
|---|---|---|---|---|
| Net sales | 162,952 | 185,105 | 185,232 | 206,831 |
| Ordinary income | 11,062 | 13,343 | 11,057 | 10,236 |
| Net income (loss) | 1,227 | 2,266 | 3,504 | (3,378) |
| Net income (loss) per share (yen) | 3.08 | 5.68 | 8.72 | (8.47) |
| Total assets | 362,682 | 366,618 | 361,664 | 357,560 |
| Shareholders' equity | 181,240 | 182,389 | 183,017 | 179,669 |

*Notes: 1. Starting from fiscal 2003 (April 1, 2002 to March 31, 2003), the Accounting Standard for Annual Net Income per Share (Corporate Accounting Standard No.2 specified by the Corporate Accounting Standard Commission, September 25, 2002) and the Accounting Standard Application Guideline for Annual Net Income per Share (Corporate Accounting Standard Application Guideline No. 4 specified by the Corporate Accounting Standard Commission, September 25, 2002) are applied to the calculation of net income (loss) per share.*

*2. Amounts less than one million yen are omitted.*

*3. Financial statements for fiscal 2004 (April 1, 2003 to March 31, 2004) are indicated under the "Ministerial Ordinance for Partial Revision of the Commercial Code Enforcement Regulation (the Ministry of Justice Ordinance No. 7 dated February 28, 2003)." As a result, "income (loss) for the current period" and "income (loss) per share for the current period" for fiscal 2003 and before are described as "net income (loss)" and "net income (loss) per share" respectively.*

*4. Net income (loss) per share is calculated on the basis of the average number of issued shares during the relevant fiscal year excluding treasury stocks.*

## II. Overview of the Corporate Group and the Company (as of March 31, 2006)

## 1. Main business lines of the Corporate Group and the Company

| Classification | Products |
|---|---|
| **Machined Components Business** | |
| Bearings | Miniature ball bearings, small-sized ball bearings, and rod-end bearings, etc. |
| Machinery components | Commercial and aerospace fasteners, tape guides, pivot assemblies and gears, etc. |
| Special machinery and others | Aerospace and defense-related equipment, etc. |
| **Electronic Devices and Components Business** | |
| Electronic devices and components | Small precision motors, keyboards, speakers, backlights, hybrid integrated circuits, inverters, strain gauges, load cells, etc. |

## 2. Major offices and factories of the Corporate Group and the Company

(1) The Company's major offices and factories

| Name | Location |
|---|---|
| Head Office/Karuizawa Factory | Nagano Prefecture |
| Tokyo Head Office | Tokyo |
| Hamamatsu Factory | Shizuoka Prefecture |
| Fujisawa Factory | Kanagawa Prefecture |
| Omori Factory | Tokyo |
| Matsuida Factory | Gunma Prefecture |

(2) Subsidiaries' major offices and factories

| Name | Location |
|---|---|
| Minebea-Matsushita Motor Corporation | Tokyo |
| NMB Thai Ltd. | Thailand |
| Pelmec Thai Ltd. | Thailand |
| Minebea Thai Ltd. | Thailand |
| Minebea Electronics (Thailand) Co., Ltd. | Thailand |
| NMB (USA) Inc. | U.S.A. |
| NMB Technologies Corporation | U.S.A. |
| New Hampshire Ball Bearings, Inc. | U.S.A. |
| Minebea Electronics & Hi-Tech Components (Shanghai) Ltd. | China |
| Minebea (Hong Kong) Ltd. | China |

## 3. Overview of Shares

(1) Total number of shares authorized: 1,000,000,000 shares
(2) Number of shares issued: 399,167,695 shares
(3) Number of shareholders: 24,719 persons

**4. Major shareholders:**

| Name of shareholders | Investment in the Company | | Our investment in the shareholders | |
|---|---|---|---|---|
| | Number of shares (thousands) | Shareholding ratio (%) | Number of shares (thousands) | Shareholding ratio (%) |
| The Master Trust Bank of Japan, Ltd. (Trust account) | 35,178 | 8.81 | — | — |
| Japan Trustee Service Bank, Ltd. (Trust account) | 34,236 | 8.58 | — | — |
| Japan Trustee Service Bank, Ltd. (Trust account 4) | 18,756 | 4.70 | — | — |
| Keiaisha Co., Ltd. | 15,000 | 3.76 | 1,183 | 10.03 |
| The Sumitomo Trust & Banking Co., Ltd. | 12,349 | 3.09 | 2,070 | 0.12 |
| Takahashi Industrial and Economic Research Foundation | 12,347 | 3.09 | — | — |
| The Bank of Tokyo-Mitsubishi UFJ, Ltd. | 10,057 | 2.52 | 2 | 0.02 |
| Sumitomo Mitsui Banking Corporation | 10,000 | 2.51 | 1 | 0.02 |
| Depositary Nominees Inc. | 8,194 | 2.05 | — | — |
| State Street Bank and Trust Co. 505019 | 7,331 | 1.84 | — | — |

*Note: On April 10, 2006 (though the reporting obligation arose on March 31, 2006), Morgan Stanley Japan Securities Co., Ltd. and eight other joint holders filed a report concerning a change of substantial shareholding with the Director, Kanto Finance Bureau of the Finance Ministry of Japanese Government. However, these new shareholders are not included in the above table of our major shareholders because the Company is not in a position to confirm the final number of our shares beneficially owned by them as of the end of the fiscal year under review (March 31, 2006). Meanwhile, said report can be outlined as follows:*

*Name of substantial shareholders: Morgan Stanley Japan Securities Co., Ltd. and eight other joint holders*
*Number of shares held: 28,378 thousand shares*
*Shareholding ratio: 7.11%*

**5. Acquisition, disposal, etc., and holding of treasury stocks**

(1) Treasury stock acquired
Common stock: 13,518 shares
Total acquisition amount: ¥7,196 thousand

(2) Treasury stock disposed
Common stock: 2,581 shares
Total disposal price: ¥1,214 thousand

(3) Treasury stock at the end of the fiscal year
Common stock: 116,560 shares

(Translation)

## 6. Employees of the Corporate Group

(1) Employees of the Corporate Group

| Business segment | Number of employees |
|---|---|
| Machined components | 18,184 |
| Electronic devices and components | 29,186 |
| Whole company | 156 |
| Total | 47,526 |

*Notes: 1. The number of employees is the number that are at work.*
*2. The "Whole company" refers to employees in the administration department but not under either business segment.*

(2) Employees of the Company

| Classification | Number of employees | Increase (decrease) from the end of the previous year | Average age | Average of working years |
|---|---|---|---|---|
| Male | 1,994 | 101 | 41.4 | 17.8 |
| Female | 431 | 32 | 35.0 | 12.6 |
| Total or average | 2,425 | 133 | 40.3 | 16.8 |

*Note: The number of employees is the number that are at work.*

## 7. Principal consolidation

(1) Principal subsidiaries

| Name | Common stock | Voting rights ratio | Main business lines |
|---|---|---|---|
| Minebea-Matsushita Motor Corporation | ¥10,000 million | 60.0% | Manufacture and sales of motors and their components |
| NMB Thai Ltd. | 1,200,000 thousand Thai baht | 100.0% | Manufacture and sales of bearings and others |
| Pelmec Thai Ltd. | 1,100,000 thousand Thai baht | 100.0% | Manufacture and sales of bearings and others |
| Minebea Thai Ltd. | 8,381,818 thousand Thai baht | 100.0% | Manufacture and sales of motors and others |
| Minebea Electronics (Thailand) Co., Ltd. | 1,563,545 thousand Thai baht | 100.0% | Manufacture and sales of electronic devices and their components |
| NMB (USA) Inc. | US$311,093 thousand | 100.0% | Holding company |
| NMB Technologies Corporation | US$6,800 thousand | 100.0% (100.0%) | Sales of bearings, electronic devices and others |
| New Hampshire Ball Bearings, Inc. | US$94,000 thousand | 100.0% (100.0%) | Manufacture and sales of bearings |
| Minebea Electronics & Hi-Tech Components (Shanghai) Ltd. | US$239,060 thousand | 100.0% | Manufacture and sales of bearings and electronic devices |
| Minebea (Hong Kong) Ltd. | HK$100,000 thousand | 100.0% | Sales of bearings, electronic devices and others |

*Note: Figures in parentheses for the voting rights ratio in the above table show the ratio of indirect ownership.*

(2) Progress in consolidation

We liquidated subsidiary Minebea Electronics Co., Ltd. on March 31, 2005 and took over all business from the subsidiary on April 1, 2005 and completed the liquidation on June 30, 2005.

On March 2, 2006, Minebea and Huan Hsin Holdings Ltd. agreed to dissolve the keyboard joint venture business in China. Minebea purchased all shares of Sheng Ding Pte. Ltd. which Huan Hsin Holdings Ltd. owned. After the purchase of shares, Minebea's voting rights ratio is 100%.

(3) Results of consolidation

Consolidated net sales, consolidated ordinary income and consolidated net income for the year under review were ¥318,446 million (¥294,422 million year on year), ¥14,595 million (¥10,206 million year on year) and ¥4,257 million (¥5,581 million year on year), respectively.

## 8. Major lenders

| Lenders | Outstanding borrowing (millions of yen) | Shares held by lender | |
|---|---|---|---|
| | | Number of shares (thousands) | Shareholding ratio (%) |
| The Sumitomo Trust & Banking Co., Ltd. | 13,300 | 12,349 | 3.09 |
| The Bank of Tokyo-Mitsubishi UFJ, Ltd. | 11,400 | 10,057 | 2.52 |
| Sumitomo Mitsui Banking Corporation | 11,400 | 10,000 | 2.51 |
| Mizuho Corporate Bank, Ltd. | 4,900 | 2,300 | 0.58 |
| The Hachijuni Bank, Ltd. | 3,000 | 2,000 | 0.50 |

## 9. Directors and Corporate Auditors

| Title | Name | Responsibilities or principal occupation (as of March 31, 2006) |
|---|---|---|
| Representative Director, President and Chief Executive Officer | Takayuki Yamagishi | |
| Director, Senior Managing Executive Officer | Yoshihisa Kainuma | Chief of Operations Headquarters, Head of Legal Division |
| Director, Senior Managing Executive Officer | Ryusuke Mizukami | Chief of Engineering Headquarters, Officer in charge of Environmental Preservation |
| Director, Senior Managing Executive Officer | Tosei Takenaka | Head of Information Motor Business Unit, Representative Director and President of Minebea-Matsushita Motor Corporation, Representative Director and President, NMB Electro Precision, Inc. |
| Director, Senior Managing Executive Officer | Koichi Dosho | Chief of Sales Headquarters |
| Director, Managing Executive Officer | Hiroharu Katogi | Chief of Administration Headquarters, Head of Administration Division and of Information Systems Division |
| Director, Managing Executive Officer | Akihiro Hirao | Deputy Chief of Engineering Headquarters, Head of Engineering Support Division, Head of Defense-Related Special Parts Business Unit |
| Director, Managing Executive Officer | Eiichi Kobayashi | Chief of Manufacturing Headquarters |

| Title | Name | Responsibilities or principal occupation (as of March 31, 2006) |
|---|---|---|
| Director | Chanchai Leetavorn | Chairman, Asia Credit Plc. |
| Director | Takashi Matsuoka | Managing Director, Keiaisha Co., Ltd. |
| Standing Corporate Auditor | Shinichi Mori | |
| Standing Corporate Auditor | Yoshinori Amano | |
| Standing Corporate Auditor | Tsukasa Oshima | |
| Corporate Auditor | Isao Hiraide | Certified Public Tax Accountant |

*Notes: 1. Hiroharu Katogi, Akihiro Hirao, Eiichi Kobayashi and Takashi Matsuoka were newly elected as Directors at the 59th Ordinary General Meeting of Shareholders held on June 29, 2005.*

*2. Tsugio Yamamoto retired as Representative Director, and Rikuro Obara and Kenji Senoue retired as Directors at the conclusion of the 59th Ordinary General Meeting of Shareholders held on June 29, 2005.*

*3. Former director Atsushi Matsuoka died on June 13, 2005.*

*4. Chanchai Leetavorn and Takashi Matsuoka are external Directors as provided in Item (7)-2, Paragraph 2 of Article 188 of the Commercial Code.*

*5. Tsukasa Oshima and Isao Hiraide are external Corporate Auditors as required under Paragraph 1 of Article 18 of the Law for Special Exceptions to the Commercial Code concerning Audit, etc., of Corporations.*

**10. Amount paid as remuneration to independent auditors**

(1) Total amount paid to the independent auditors as remuneration by the Company and its subsidiaries
¥60 million

(2) Total amount in (1) paid as remuneration to the independent auditors for audit certification by the Company and its subsidiaries based on Paragraph 1 of Article 2 of the Certified Public Accountant Law
¥60 million

(3) Total amount in (2) paid as remuneration to the independent auditors by the Company
¥50 million

**Balance Sheet**
(As of March 31, 2006)

*(Unit: millions of yen)*

| Assets | |
|---|---|
| **Item** | **Amount** |
| **Current Assets** | **125,077** |
| Cash and cash equivalents | 9,773 |
| Notes receivable | 4,306 |
| Accounts receivable - trade | 48,841 |
| Purchased goods | 2,103 |
| Goods in transit | 1,086 |
| Finished goods | 1,040 |
| Raw materials | 1,880 |
| Work in process | 2,883 |
| Supplies | 139 |
| Prepaid expenses | 475 |
| Short-term loans receivable from affiliates | 46,426 |
| Accounts receivable - other | 3,167 |
| Temporary advance | 21 |
| Deferred tax assets | 1,895 |
| Others | 1,071 |
| Allowance for doubtful receivables | (35) |
| **Fixed Assets** | **232,446** |
| **Tangible fixed assets** | **26,051** |
| Buildings | 9,013 |
| Structures | 488 |
| Machinery and equipment | 5,352 |
| Vehicles | 13 |
| Tools, furniture and fixtures | 3,348 |
| Land | 7,430 |
| Construction in progress | 404 |
| **Intangible fixed assets** | **3,225** |
| Patent rights and other intangibles | 3,225 |
| **Investments and other assets** | **203,169** |
| Investments in securities | 10,812 |
| Investment securities in affiliates | 161,861 |
| Investments in partnerships | 0 |
| Investments in partnerships with affiliates | 32,406 |
| Long-term loans receivable from employees | 6 |
| Long-term loans receivable from affiliates | 553 |
| Reorganization claim in bankruptcy, and others | 0 |
| Long-term prepaid expenses | 414 |
| Deferred tax assets | 3,173 |
| Others | 482 |
| Allowance for doubtful receivables | (6,542) |
| **Deferred Charges** | **36** |
| Bond issuance expenses | 36 |
| **Total Assets** | **357,560** |

*Note: Amounts less than one million yen are omitted.*

*(Unit: millions of yen)*

| Liabilities | |
|---|---|
| **Item** | **Amount** |
| **Current Liabilities** | **98,237** |
| Notes payable | 3,400 |
| Accounts payable - trade | 32,265 |
| Short-term loans payable | 43,600 |
| Current portion of long-term loans payable | 6,000 |
| Current portion of bonds | 3,000 |
| Accounts payable - other | 2,077 |
| Accrued income taxes | 868 |
| Accrued expenses | 949 |
| Advances from customer | 25 |
| Deposits received | 217 |
| Deferred income | 129 |
| Accrued bonuses | 1,953 |
| Allowance for business restructuring losses | 3,546 |
| Notes payable for equipment | 129 |
| Others | 72 |
| **Long-Term Liabilities** | **79,654** |
| Bonds | 36,500 |
| Long-term loans payable | 43,000 |
| Allowance for retirement benefits | 104 |
| Allowance for retirement benefits to executive officers | 49 |
| **Total Liabilities** | **177,891** |
| **Shareholders' Equity** | |
| **Common stock** | **68,258** |
| **Additional paid-in capital** | **94,756** |
| Capital reserve | 94,756 |
| **Retained earnings** | **12,287** |
| Earned surplus | 2,085 |
| Voluntary reserve | 11,500 |
| General reserve | 11,500 |
| (Undisposed retained deficit) | (1,297) |
| **Difference on revaluation of other marketable securities** | **4,428** |
| **Treasury stock** | **(61)** |
| **Total Shareholders' Equity** | **179,669** |
| **Total Liabilities and Shareholders' Equity** | **357,560** |

*Note: Amounts less than one million yen are omitted.*

**Statement of Income**
(From April 1, 2005 to March 31, 2006)

*(Unit: millions of yen)*

| Item | | | Amount | |
|---|---|---|---|---|
| **Ordinary Income and Expenses** | **Operating income and expenses** | **Operating income** | | **206,831** |
| | | Net sales | 206,831 | |
| | | **Operating expenses** | | **203,755** |
| | | Cost of sales | 182,910 | |
| | | Selling, general and administrative expenses | 20,844 | |
| | | **Operating income** | | **3,075** |
| | **Other income and expenses** | **Other income** | | **9,176** |
| | | Interest income | 638 | |
| | | Dividends received | 7,759 | |
| | | Rent income on fixed assets | 212 | |
| | | Others | 566 | |
| | | **Other expenses** | | **2,016** |
| | | Interest and discount charges | 771 | |
| | | Interest on bonds | 740 | |
| | | Amortization on bond issue costs | 46 | |
| | | Foreign currency exchange loss | 166 | |
| | | Others | 291 | |
| | | **Ordinary income** | | **10,236** |
| **Extraordinary Income and Loss** | | **Extraordinary income** | | **1,157** |
| | | Gain on sales of fixed assets | 477 | |
| | | Gain on sales of investments in securities | 191 | |
| | | Gain on the reversal of preemptive rights | 447 | |
| | | Reversal of allowance for doubtful receivables | 41 | |
| | | **Extraordinary loss** | | **11,479** |
| | | Loss on sales of fixed assets | 12 | |
| | | Loss on disposal of fixed assets | 136 | |
| | | Impairment loss | 1,642 | |
| | | Allowance for doubtful receivables | 316 | |
| | | Loss on revaluation of investment securities in affiliates | 5,230 | |
| | | Loss on liquidation of affiliates companies | 49 | |
| | | Loss for after-care of products | 29 | |
| | | Business restructuring loss | 3,637 | |
| | | Retirement benefits to directors and corporate auditors | 423 | |
| **Income before income taxes (loss)** | | | | **(85)** |
| Income taxes current (including enterprise tax) | | | | 1,815 |
| Adjustment of income taxes | | | | 1,478 |
| Total income taxes | | | | 3,293 |
| **Net income (loss)** | | | | **(3,378)** |
| Retained earnings brought forward from the previous year | | | | 2,081 |
| Loss on disposal of treasury stock | | | | 0 |
| **Unappropriated retained earnings at end of year (Undisposed retained deficit)** | | | | **(1,297)** |

*Note: Amounts less than one million yen are omitted.*

**Significant Accounting Policies**

(1) Standards and method of valuation of securities

Shares in subsidiaries and affiliates: Stated at cost as determined by the moving-average method.

Other securities:

Securities with market value: Stated at market value based on the market price, etc., as of the fiscal year-end (the evaluation balances are calculated by the total direct capitalization method and the cost of sales is calculated by the moving-average method).

Securities without market value: Stated at cost as determined by the moving average method.

(2) Standards and method of valuation of inventories

| | |
|---|---|
| Purchased goods: | Stated at cost as determined by the moving-average method. |
| Finished goods: | Stated at cost as determined by the moving-average method. |
| Raw materials: | Stated at cost as determined by the moving-average method in respect of materials for bearings, fasteners, measuring equipment, motors and special machinery equipment. |
| Work in process: | Stated at cost as determined by the moving-average method in respect of bearings, fasteners and motors. Stated at cost as determined by the identified cost method in respect of measuring equipment, special motors and special machinery equipment. |
| Supplies: | Stated at cost as determined by the moving-average method in respect of expendables for manufacturing bearings, fasteners, measuring equipment, motors and special machinery equipment. |

(3) Method of depreciation of fixed assets

Tangible fixed assets: Declining balance method. The main useful lives reported here are as follows:

| | |
|---|---|
| Building and structure | 2–50 years |
| Machinery and equipment | 2–15 years |
| Tools, furniture and fixtures | 2–20 years |

However, a depreciable asset of small value (the acquisition value of which is ¥100,000 or more but less than ¥200,000) is depreciated equally each year over three years.

Intangible fixed assets: Straight-line method. However, for software (used by the Company), the straight-line method on the basis of the estimated usable period (5 years) established within the Company is used.

Long-term prepaid expenses:

Straight-line method.

(4) Method of accounting of deferred charges

Bond issuance expense: Amortized equally each year over three years pursuant to the Commercial Code.

(5) Standards of conversion of accounts receivable or payable in a foreign currency into yen amounts

Accounts receivable and accounts payable in a foreign currency are converted into yen amounts at spot exchange rates at the fiscal year-end. Conversion loss or income is recorded as expense or income, respectively.

(6) Standards of accounting of allowances

Allowance for doubtful receivables:

To provide against loss on bad debts, the estimated uncollectible amounts are shown, with respect to receivables in general, based on the actual uncollectibility ratios and, with respect to specific doubtful receivables, through individual consideration of collectibility.

Accrued bonuses: To provide against payment of bonuses to employees, accrued bonuses are shown based on the anticipated amounts of payment.

Allowance for retirement benefits:

To provide against the payment of retirement allowances to employees, the amount that is recognized to have accrued at the fiscal year-end is shown on the basis of the estimated amounts of the retirement allowance liabilities and pension funds as of the fiscal year-end.
The amortization of actuarial difference is recorded as expense on a straight-line basis for a certain period (5 years) starting from the year following the year in which such difference arose.
(Change of accounting policies)
From this business year, the Company has applied "Partial revision of accounting standards for retirement benefits" (Corporate Accounting Standard No. 3, March 16, 2005) and "Implementation Guidelines for Partial Revision of Accounting Standards for Retirement Benefits" (Corporate Accounting Standard Application Guideline No. 7, March 16, 2005). There will be no impact on our business results from this application.

Allowance for retirement benefits to executive officers:

To provide against the payment of retirement allowances to executive officers, the amount that is recognized to be necessary at the end of the current fiscal year according to our internal regulations is shown.

Allowance for business restructuring losses:

Based upon the decision of the structural reform plan for its PC keyboard business and other keyboard business, the Company has reported the reasonably estimated amounts of expenses that are expected to incur in the future.

(7) Method of accounting of lease transactions

Financial lease transactions other than those in which the ownership of a leased asset is considered to be transferred to the lessee are accounted for in the same manner as ordinary lease transactions.

(8) Method of hedging accounting

The foreign currency-denominated monetary assets and liabilities that were hedged by forward exchange contracts are allocated to the periods.
Under the guidance of the Company's financial department, forward exchange contracts have been made to hedge the risks of fluctuations in foreign exchange rates relating to export and import transactions and others.
In concluding forward foreign exchange contracts, those contracts with the corresponding amounts and dates are respectively allocated (to the debts) in accordance with the risk management policy. Therefore the correlation between claims/debts and forward foreign exchange contracts arising from foreign exchange rate fluctuations is fully secured, and this judgment is substituted for the judgment of effective hedge.

(9) Other significant matters for preparation of the financial statements

Consumption taxes and other related taxes are excluded from the revenues and purchases of the Company.

(Change of accounting policies)
From this business year, the Company has applied "Japanese Accounting Standards for Impairment of Fixed Assets" (Opinion concerning the Setting of Accounting Standards for Impairment of Fixed Assets, August 9, 2002) and "Implementation Guidelines for the Accounting Standards for Impairment of Fixed Assets (Implementation Guidelines No. 6 for Business Accounting Standards issued by the Accounting Standards Board of Japan, October 31, 2003.)
This application increased the loss before taxes by ¥1,642 million.
Regarding accumulated impairment losses, the Company deducted them directly from the amount of each relevant fixed asset.

**Notes to the Balance Sheet**

(1) Receivables from and payable to subsidiaries

| | |
|---|---|
| Short-term receivables: | ¥34,061 million |
| (excluding short-term loan receivables from subsidiaries) | |
| Short-term payables: | ¥27,671 million |

(2) Accumulated depreciation of tangible fixed assets ¥49,208 million

(3) In addition to the fixed assets listed in the Balance Sheet, the Company uses computers, etc., on lease.

(4) Guarantees ¥33,548 million

(5) Shareholders' equity is ¥4,428 million as stipulated in Item 3, Article 124 of the Commercial Code Enforcement Regulations.

**Notes to the Statement of Income**

(1) Sales to subsidiaries ¥139,526 million

(2) Purchase from subsidiaries ¥136,085 million

(3) Amount of non-operating transactions with subsidiaries ¥21,496 million

(4) Total amount of research-and-development expenses
The research-and-development expenses included in the general administrative expenses and the manufacturing costs for this period under review were ¥7,538 million.

(5) Net income (loss) per share ¥(8.47)
Note: Calculation basis for net income per share

| | |
|---|---|
| Net income (loss) on the Non-consolidated Statement of Income | ¥(3,378) million |
| Net income (loss) involving common stock | (3,378) |
| Net income that is not entitled to ordinary shareholders<br>Not applicable | |
| Average number of common stocks during the fiscal year under review | 399,056,975 shares |

**Notes to tax-effect accounting**

(1) Breakdown by cause of the deferred tax assets and deferred tax liabilities:

| | |
|---|---|
| (Deferred tax assets) | |
| Excess of allowed limit chargeable to the accrued bonuses | ¥762 million |
| Excess of allowed limit chargeable to the retirement benefits | 60 |
| Loss on revaluation of investments in securities | 1,671 |
| Loss on revaluation of investments in securities of affiliates | 3,383 |
| Excess of allowed limit chargeable to the allowance for doubtful receivable | 2,553 |
| Disallowance of allowance for business restructuring losses | 1,383 |
| Foreign tax credit carry forwards | 602 |
| Impairment loss | 641 |
| Excess of allowed limit chargeable to the depreciation | 386 |
| Disallowance of accrued enterprise taxes | 287 |
| Others | 293 |
| Total deferred tax assets | 12,021 |
| Valuation allowance | (4,122) |
| Total deferred tax assets | 7,899 |
| (Deferred tax liabilities) | |
| Difference on evaluation of other marketable securities | 2,831 |
| Total deferred tax liabilities | 2,831 |
| Net deferred tax assets | 5,068 |

(2) Breakdown by cause of the difference between the applicable legal effective tax rate and the actual rate of corporate income tax, etc., after tax-effect accounting:
Not listed as a profit before tax loss is listed.

**Notes to the retirement allowance accounting**

(1) Retirement allowance plan adopted by the Company

The Company has fully adopted a qualified retirement pension plan to provide against retirement payments to employees.

(2) Substance of retirement benefit liabilities

(1) Retirement benefit liabilities and their breakdown:

| | | |
|---|---|---|
| (a) | Retirement benefit liabilities | ¥10,466 million |
| (b) | Pension assets | 12,312 |
| (c) | Balance (a – b) | (1,846) |
| (d) | Unrecognized amortization of actuarial difference | (1,950) |
| (e) | Allowance for retirement benefit (c – d) | 104 |

(2) Breakdown of expense for retirement benefit:

| | |
|---|---|
| Service expense | ¥502 million |
| Interest expense | 235 |
| Expected investment income | 223 |
| Amortization of actuarial difference treated as expense | 239 |

(3) Calculation basis for retirement benefit liabilities

| | |
|---|---|
| Discount rate | 2.5% |
| Expected investment income rate | 2.5% |
| Method of periodic allocation of expected retirement benefit amounts | Periodic fixed standard |
| Number of years required for the treatment of the amortization of actuarial difference | 5 years<br>(From the following period, it is charged to expense by the straight-line method.) |

**Proposed Appropriation of Unappropriated Retained Earnings**

*(Unit: yen)*

| Item | Amount | |
|---|---|---|
| I **Undisposed retained deficit** | | **1,297,705,785** |
| II **Voluntary earned surplus** | | |
| General reserve | 5,000,000,000 | **5,000,000,000** |
| Total | | **3,702,294,215** |
| III **The above amount to be appropriated as follows:** | | |
| Dividends (¥7 per share) | 2,793,357,945 | **2,793,357,945** |
| IV **Retained earnings brought forward to the next period** | | **908,936,270** |

# AUDIT REPORT OF THE INDEPENDENT AUDITORS

May 9, 2006

To: The Board of Directors
Minebea Co., Ltd.

**Ernst & Young ShinNihon**

Hidenori Takahashi (seal)
Designated and Engagement Partner
Certified Public Accountant

Kiyokazu Tashiro (seal)
Designated and Engagement Partner
Certified Public Accountant

Kazumi Okamoto (seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the Balance Sheet, the Statement of Income, the Business Report (limited only to the part relating to accounting), the Proposed Appropriation of Unappropriated Retained Earnings and the supplementary statements (limited only to the part relating to accounting) of MINEBEA CO., LTD., for the 60th fiscal year from April 1, 2005 to March 31, 2006, pursuant to Paragraph 1, Article 2 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations. The part relating to accounting of the Business Report and the supplementary statements that have been audited is the portion based on the accounting books and records of the matters set out therein. It is the management of the Company that bears the responsibility of compilation of these financial statements and their supplementary details, while our responsibility is to express an opinion on the financial statements and their supplementary details from an independent standpoint.

Our examination was made in accordance with generally accepted auditing standards in Japan and, accordingly, we performed such auditing procedures as we considered necessary in the circumstances. These auditing standards require us to gain a reasonable assurance whether these financial statements and their supplementary details are free of material misstatement. The auditing is conducted on a test basis, while including our examination of descriptions in the financial statements and their supplementary details as an entirety that includes the accounting policies and their application methods adopted by the corporate management, as well as our assessment of the estimation that was made by the management. As a result of our audit conducted in these ways, we believe that we have obtained a reasonable basis for our opinions. The auditing procedures included auditing procedures of certain subsidiaries that we considered to be necessary.

As a result of the audit, we are of the opinion that:

(1) The Balance Sheet and the Statement of Income fairly present the financial position of the Company and the results of its operations in conformity with laws and ordinances and the Articles of Incorporation of the Company;
As written in the change of accounting policies, the Company has applied "Japanese Accounting Standards for Impairment of Fixed Assets" (Opinion concerning the Setting of Accounting Standards for Impairment of Fixed Assets, August 9, 2002) and "Implementation Guidelines for the Accounting Standards for Impairment of Fixed Assets (Implementation Guidelines No. 6 for Business Accounting Standards issued by the Accounting Standards Board of Japan, October 31, 2003.)
This change is acceptable as above standard and guideline is applied starting from the term ended March 31, 2006.

(2) The Business Report (limited only to the part related to accounting) properly describes the situation of the Company in accordance with laws and ordinances and the Articles of Incorporation of the Company;

(3) The Proposed Appropriation of Unappropriated Retained Earnings is in conformity with laws and ordinances and the Articles of Incorporation of the Company; and

(4) There is no matter to be pointed out concerning the supplementary statements (limited only to the part related to accounting) according to the Commercial Code.

Neither our firm nor any of the partners in charge has any interest in the Company as required to be disclosed herein under the provisions of the Certified Public Accountant Law.

**Certified Copy of the Report of the Board of Corporate Auditors**

## AUDIT REPORT

May 9, 2006

We, the Board of Corporate Auditors, have prepared this Audit Report by mutual consultation among ourselves following the report presented by each of the Corporate Auditors on their auditing method and the results of such audit with respect to performance of duties by the Directors during the 60th fiscal period from April 1, 2005 to March 31, 2006, and our report is hereby made as follows:

**1. Overview of the audit method by the Corporate Auditors**

Each Corporate Auditor attended meetings of the Board of Directors and other important meetings, received reports from Directors and others about business activities, reviewed documents for important decisions, etc., investigated the condition of business activities and assets of the Company at its head office and principal business offices and, when necessary, asked for business reports from subsidiaries, in accordance with the auditing policy and allocation of responsibilities, etc., as stipulated by the Board of Corporate Auditors.

In addition, we received reports and explanations from the independent auditors of the Company, and reviewed the financial statements and supplementary statements.

In addition to the above auditing methods, we, when necessary, asked for reports from Directors and others and closely examined the transactions in connection with Directors' competing transactions, transactions involving conflict of interests between Directors and the Company, granting of benefits by the Company for free, unusual transactions with subsidiaries or shareholders, and purchases and disposals of treasury stock, and other matters.

**2. Results of Audit**

(1) We certify that the auditing method of Ernst & Young ShinNihon and the results of its audit are proper and correct.

(2) We certify that the Business Report fairly presents the situation of the Company in conformity with laws and ordinances and the Articles of Incorporation.

(3) We find no matter to be pointed out with respect to the Proposed Appropriation of Unappropriated Retained Earnings in light of the condition of the Company's assets and other circumstances.

(4) The supplementary statements fairly present the matters to be described, and we find no matter to be pointed out about them.

(5) We find no unfair act or material fact in violation of laws and ordinances or the Articles of Incorporation with respect to the performance of duties by the Directors.

Furthermore, we find no violation of duties by Directors with respect to their competing transactions, transactions involving conflict of interests between Directors and the Company, granting of benefits by the Company for free, unusual transactions with subsidiaries or shareholders, and purchases and disposals of treasury stock, and other matters.

**Board of Corporate Auditors of Minebea Co., Ltd.**

Shinichi Mori (seal)
Standing Corporate Auditor

Yoshinori Amano (seal)
Standing Corporate Auditor

Tsukasa Oshima (seal)
Standing Corporate Auditor

Isao Hiraide (seal)
Corporate Auditor

*Note: Standing Corporate Auditor Tsukasa Oshima and Corporate Auditor Isao Hiraide are external Corporate Auditors as stipulated in Paragraph 1 of Article 18 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations.*

**Consolidated Balance Sheet**
(As of March 31, 2006)

*(Unit: millions of yen)*

| Assets | |
|---|---|
| **Item** | **Amount** |
| **Current Assets** | **153,564** |
| Cash and cash equivalents | 24,385 |
| Notes and accounts receivable | 66,362 |
| Inventories | 48,914 |
| Deferred tax assets | 3,402 |
| Others | 10,784 |
| Allowance for doubtful receivables | (285) |
| **Fixed Assets** | **196,216** |
| **Tangible fixed assets** | **165,759** |
| Building and structure | 104,435 |
| Machinery and transportation equipment | 232,021 |
| Tools, furniture and fixtures | 51,705 |
| Land | 14,755 |
| Construction in progress | 1,517 |
| Accumulated depreciation | (238,675) |
| **Intangible fixed assets** | **13,177** |
| Consolidation adjustments | 9,794 |
| Others | 3,383 |
| **Investments and other assets** | **17,279** |
| Investments in securities | 10,963 |
| Long-term loans receivable | 46 |
| Deferred tax assets | 4,552 |
| Others | 1,772 |
| Allowance for doubtful receivables | (55) |
| **Deferred Charges** | **81** |
| **Total Assets** | **349,862** |

*Note: Amounts less than one million yen are omitted.*

*(Unit: millions of yen)*

| Liabilities | |
|---|---|
| **Item** | **Amount** |
| **Current Liabilities** | **150,886** |
| Notes and accounts payable | 26,683 |
| Short-term loans payable | 80,656 |
| Current portion of long-term loans payable | 8,115 |
| Current portion of bonds | 3,000 |
| Accrued income taxes | 3,045 |
| Accrued bonuses | 3,518 |
| Allowance for business restructuring losses | 3,286 |
| Others | 22,581 |
| **Long-Term Liabilities** | **80,767** |
| Bonds | 36,500 |
| Long-term loans payable | 43,000 |
| Allowance for retirement benefits | 641 |
| Allowance for retirement benefits to executive officers | 49 |
| Others | 576 |
| **Total Liabilities** | **231,653** |
| **Minority Interest in Consolidated Subsidiaries** | **631** |
| **Shareholders' Equity** | |
| **Common stock** | **68,258** |
| **Additional paid-in capital** | **94,756** |
| **Retained earnings** | **6,983** |
| **Difference on revaluation of other marketable securities** | **4,428** |
| **Foreign currency translation adjustments** | **(56,784)** |
| **Treasury stock** | **(65)** |
| **Total Shareholders' Equity** | **117,577** |
| **Total Liabilities, Minority Interest in Consolidated Subsidiaries and Shareholders' Equity** | **349,862** |

*Note: Amounts less than one million yen are omitted.*

## Consolidated Statement of Income

(From April 1, 2005 to March 31, 2006)

*(Unit: millions of yen)*

| Item | | | Amount | |
|---|---|---|---|---|
| **Ordinary Income and Expenses** | **Operating income and expenses** | **Operating income** | | **318,446** |
| | | Net sales | 318,466 | |
| | | **Operating expenses** | | **299,177** |
| | | Cost of sales | 249,934 | |
| | | Selling, general and administrative expenses | 49,242 | |
| | | **Operating income** | | **19,269** |
| | **Other income and expenses** | **Other income** | | **1,503** |
| | | Interest income | 258 | |
| | | Dividends income | 71 | |
| | | Equity income of affiliates | 5 | |
| | | Others | 1,167 | |
| | | **Other expenses** | | **6,177** |
| | | Interest expenses | 4,771 | |
| | | Foreign currency exchange loss | 345 | |
| | | Others | 1,060 | |
| | | **Ordinary income** | | **14,595** |
| **Extraordinary Income and Loss** | | **Extraordinary income** | | **1,054** |
| | | Gain on sales of fixed assets | 415 | |
| | | Gain on sales of investments in securities | 191 | |
| | | Gain on the reversal of preemptive rights | 447 | |
| | | **Extraordinary loss** | | **6,029** |
| | | Loss on sales of fixed assets | 106 | |
| | | Loss on disposal of fixed assets | 763 | |
| | | Impairment loss | 967 | |
| | | Loss on sales of investments in securities | 0 | |
| | | Loss on liquidation of affiliates | 86 | |
| | | Loss for after-care of products | 171 | |
| | | Business restructuring loss | 3,475 | |
| | | Retirement benefits to directors and corporate auditors | 458 | |
| **Income before income taxes and minority interest** | | | | **9,620** |
| Income taxes current (including enterprise tax) | | | | 5,567 |
| Adjustment of income taxes | | | | 1,574 |
| Total income taxes | | | | 7,141 |
| Minority interest in earnings of consolidated subsidiaries | | | | (1,778) |
| **Net income** | | | | **4,257** |

*Note: Amounts less than one million yen are omitted.*

**Basis of presenting consolidated financial statements**

1. Scope of consolidation and application of equity method

Number of consolidated companies --------43 companies

The same as (1) Principal subsidiaries in **7. Principal consolidation** of **II. Overview of the Corporate Group and the Company** above.

Number of affiliated companies-------------- 1 company

of which equity method is applied to 1 company including Shonan Seiki Co., Ltd.

2. Scope of consolidation and application of equity method
   (a) Changes in consolidated subsidiaries
   Anew: None

| | | |
|---|---|---|
| Exclusion: | Liquidation (3 companies) | Minebea Electronics Co., Ltd.<br>NMB TRADING PTE. LTD.<br>NMB PRECISION TOOL & DIE PTE. LTD. |
| | Merger (1 company) | Kanto Seiko Co., Ltd. |

   (b) Changes of the companies subject to equity method

   Anew: None

   Exclusion: None

3. Closing date of consolidated subsidiaries
   Consolidated subsidiaries whose closing dates are different from that of the Company adjusted their financial statements to the Company's closing date.

4. Accounting policies
   (a) Valuation basis and method of significant assets
   1. Inventories
   The Company and consolidated domestic subsidiaries state primarily at the moving-average cost. Consolidated overseas subsidiaries state at the lower of first-in, first-out cost or market, or at the lower of average cost or market.

   2. Other marketable securities
   Securities with market value
   The Company adopted the market value method based on market prices and other conditions at the end of the term. Also, the Company accounted for all valuation differences based on the direct capitalization method, and the sales costs are calculated by the moving-average method.
   Securities without market value
   Non listed securities are stated at cost determined by the moving-average method.

   (b) Method of Depreciation of significant depreciable assets
   1. Tangible fixed assets
   The Company and consolidated domestic subsidiaries adopt the declining-balance method. The main useful life and the residual value reported here are as follows.

| | |
|---|---|
| Building and structure | 2–50 years |
| Machinery and equipment | 2–15 years |
| Tools, furniture and fixtures | 2–20 years |

   They also collectively show equal charges for small depreciable assets (whose acquisition values are not less than ¥100,000 and less than ¥200,000) over the three years each consolidated fiscal year.
   Consolidated overseas subsidiaries mainly adopt the straight-line method.

2. Intangible fixed assets

The Company and consolidated domestic subsidiaries mainly adopt the straight-line method. However, depreciation of software (for internal use) is computed on the straight-line method based on our expected useful period (5 years).

Consolidated overseas subsidiaries mainly adopt the straight-line method.

(c) Valuation basis of significant allowances

1. Allowance for doubtful receivables

The Company and consolidated domestic subsidiaries make the record in the amount required for the estimated uncollectible receivables based on actual losses of trade receivables and on collectibility of specific receivables with loss possibilities.

Consolidated overseas subsidiaries make the record in the amount required for the estimated uncollectible receivables based on the collectibility of each receivable for possible losses on the receivables.

2. Accrued bonuses

The Company and consolidated domestic subsidiaries make preparations for the payment of bonuses to employees, and accrued bonuses are shown based on the anticipated amounts of payment in the current term.

Consolidated overseas subsidiaries make the record on an accrual basis.

3. Allowance for retirement benefit

Regarding the Company and its consolidated domestic subsidiaries, the Company stated an amount estimated to accrue at the end of the current term to provide for employee retirement benefits, based on estimated retirement benefit debts and pension assets at the end of the term.

Over the 5 years within the average remaining length of employees' service, the Company will charge amortization of actuarial difference to expenses from the next term, in accordance with the straight-line method.

(Change of accounting policies)

From this business year, the Company has applied "Partial revision of accounting standards for retirement benefits" (Corporate Accounting Standard No. 3, March 16, 2005) and "Implementation Guidelines for Partial Revision of Accounting Standards for Retirement Benefits" (Corporate Accounting Standard Application Guideline No. 7, March 16, 2005). There will be no impact on our business results from this application.

Regarding the Company's consolidated overseas subsidiaries, each subsidiary stated an amount estimated to accrue at the end of the current term to provide for employee retirement benefits.

Over the 10 years within the average remaining length of employee's service, the Company will charge prior service liability to expenses, in accordance with the straight-line method.

Over the 10 years within the average remaining length of employees' service, the Company will charge amortization of actuarial difference to expenses from the next term, in accordance with the straight-line method.

4. Allowance for retirement benefits to executive officers

We posted retirement allowances to be required for payment at the end of the current consolidated fiscal year in accordance with company regulations.

5. Allowance for business restructuring losses

Based upon the decision of the structural reform plan for its PC keyboard business and other keyboard business, the Company has reported the reasonably estimated amounts of expenses that are expected to incur in the future.

(d) Translation of foreign currency assets and liabilities in financial statements of the Company and consolidated subsidiaries

The Company and consolidated domestic subsidiaries translate them into yen at the exchange rate on the balance sheet date (excluding the current financial receivables and payables that have already been translated at the contract exchange rate).

Consolidated overseas subsidiaries translate them at the exchange rate on the balance sheet date (excluding the current financial receivables and payables that have already been translated at the contract exchange rate).

(e) Accounting method of significant lease transactions

In accordance with the accounting method in reference to ordinary rental transactions, the Company and its consolidated domestic subsidiaries accounted for finance lease transactions, excluding those in which the ownership of leased property will be transferred to the lessees. The Company's consolidated overseas subsidiaries also used primarily the same accounting method.

(f) Accounting method of significant hedge transactions

The foreign currency-denominated monetary assets and liabilities that were hedged by forward exchange contracts are allocated to the periods.

Under the guidance of the Company's financial department, forward exchange contracts have been made to hedge the risks of fluctuations in foreign exchange rates relating to export and import transactions and others.

In concluding forward foreign exchange contracts, those contracts with the corresponding amounts and dates are respectively allocated (to the debts) in accordance with the risk management policy. Therefore the correlation between claims/debts and forward foreign exchange contracts arising from foreign exchange rate fluctuations is fully secured, and this judgment is substituted for the judgment of effective hedge.

(g) Accounting method of consumption tax and other

Consumption tax and other related taxes are excluded from revenue and purchases of the Company.

5. Evaluation of consolidated subsidiaries' assets and liabilities

The Company adopts the step fair value method as an evaluation method of consolidated subsidiaries' assets and liabilities.

6. Amortization of consolidation adjustments

The consolidation adjustments are equally amortized for 5–40 years conforming to the accounting customs of the consolidated companies' countries.

7. Appropriation of retained earnings

Regarding the appropriation of retained earnings are prepared based on the method provided in the provision of Article 8 of the regulation relating to terminology, form and methods of preparation of consolidated financial statements (advanced inclusion method).

(Change of accounting policies)

From this business year, the Company has applied "Japanese Accounting Standards for Impairment of Fixed Assets" (Opinion concerning the Setting of Accounting Standards for Impairment of Fixed Assets, August 9, 2002) and "Implementation Guidelines for the Accounting Standards for Impairment of Fixed Assets (Implementation Guidelines No. 6 for Business Accounting Standards issued by the Accounting Standards Board of Japan, October 31, 2003.)

This application reduced the profit before taxes by ¥967 million.

Regarding accumulated impairment losses, the Company deducted them directly from the amount of each relevant fixed asset.

(Change of presentation)

The Company included allowance for environment-related expenses (the balance of which was ¥743 million at the end of the period) in others of current liabilities due to the smallness of its amount.

**Notes to the Consolidated Statement of Income**

| | |
|---|---|
| Net income per share | ¥10.67 |
| Note: Calculation basis for net income per share | |
| Net income on the Consolidated Statement of Income | ¥4,257 million |
| Net income involving common stock | 4,257 |
| Amount that is not entitled to ordinary shareholders | |
| Not applicable | |
| Average number of common stocks during the fiscal year under review | 399,052,181 shares |

## AUDIT REPORT OF THE INDEPENDENT AUDITORS

May 9, 2006

To: The Board of Directors
Minebea Co., Ltd.

**Ernst & Young ShinNihon**

Hidenori Takahashi (seal)
Designated and Engagement Partner
Certified Public Accountant

Kiyokazu Tashiro (seal)
Designated and Engagement Partner
Certified Public Accountant

Kazumi Okamoto (seal)
Designated and Engagement Partner
Certified Public Accountant

We have audited the consolidated Financial Statements, which are the Consolidated Balance Sheet and the Consolidated Statement of Income of MINEBEA CO., LTD., for the 60th fiscal year from April 1, 2005 to March 31, 2006, pursuant to Paragraph 3, Article 19-2, of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations. It is the management of the Company that bears the responsibility of compilation of the consolidated financial statements, while our responsibility is to express an opinion on the consolidated financial statements from an independent standpoint.

Our examination was made in accordance with generally accepted auditing standards in Japan and, accordingly, we performed such auditing procedures as we considered necessary in the circumstances. These auditing standards require us to gain a reasonable assurance whether these consolidated financial statements are free of material misstatement. The auditing is conducted on a test basis, while including our examination of descriptions in the consolidated financial statements as an entirety that includes the accounting policies and their application methods adopted by the corporate management, as well as our assessment of the estimation that was made by the management. As a result of our audit conducted in these ways, we believe that we have obtained a reasonable basis for our opinions. The auditing procedures included auditing procedures of certain subsidiaries that we considered to be necessary.

As a result of the audit, we are of the opinion that the above consolidated financial statements fairly present the financial position of the Company and its consolidated subsidiaries as a corporate group and the results of its operations in conformity with laws and ordinances and the Articles of Incorporation of the Company.
As written in the change of accounting policies, the Company has applied "Japanese Accounting Standards for Impairment of Fixed Assets" (Opinion concerning the Setting of Accounting Standards for Impairment of Fixed Assets, August 9, 2002) and "Implementation Guidelines for the Accounting Standards for Impairment of Fixed Assets (Implementation Guidelines No. 6 for Business Accounting Standards issued by the Accounting Standards Board of Japan, October 31, 2003.)
This change is acceptable as above standard and guideline is applied starting from the term ended March 31, 2006.
Neither our firm nor any of the partners in charge has any interest in the Company as required to be disclosed herein under the provisions of the Certified Public Accountant Law.

## AUDIT REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

May 9, 2006

We, the Board of Corporate Auditors, have prepared this Audit Report by mutual consultation among ourselves following the report presented by each of the Corporate Auditors on their auditing method and the results of such audit with respect to the Consolidated Financial Statements (Consolidated Balance Sheet and Consolidated Statement of Income) during the 60th fiscal period from April 1, 2005 to March 31, 2006, and our report is hereby made as follows:

**1. Overview of the audit method by the Corporate Auditors**

Each Corporate Auditor received reports from Directors and others about Consolidated Financial Statements and, when necessary, investigated the condition of business activities and assets of subsidiaries by asking for accounting reports from the subsidiaries, in accordance with the auditing policy and allocation of responsibilities, etc., as stipulated by the Board of Corporate Auditors.

**2. Results of Audit**

We certify that the auditing method of Ernst & Young ShinNihon and the results of its audit are proper and correct.

**Board of Corporate Auditors of Minebea Co., Ltd.**

Shinichi Mori (seal)
Standing Corporate Auditor

Yoshinori Amano (seal)
Standing Corporate Auditor

Tsukasa Oshima (seal)
Standing Corporate Auditor

Isao Hiraide (seal)
Corporate Auditor

*Note: Standing Corporate Auditor Tsukasa Oshima and Corporate Auditor Isao Hiraide are external Corporate Auditors as stipulated in Paragraph 1 of Article 18 of the Former Law for Special Exceptions to the Commercial Code Concerning Audit, etc., of Corporations.*

**Proposals and related matters:**

**First Proposal:**
Approval of the Proposed Appropriation of Unappropriated Retained Earnings for the 60th business year

The details of the proposal are indicated on page 17 of the attachment.
During the 60th business year, we reported a large loss as a result of carrying out restructuring measures aimed at making our PC keyboard business profitable at an early stage. To account for this loss in the 60th business year without carrying it into the next business year, we propose reversal of a portion of general reserve for the loss.
Regarding dividends for the 60th business year, the payment of ¥7 per share is proposed to reward shareholders for their constant support and continue paying stable dividends.
Considering results for the 60th business year, bonuses to directors and corporate auditors are not recorded.

**Second Proposal:**
Partial Revision of the Articles of Incorporation

1. Reasons for the revision

(1) The Company Act (Law No. 86 of 2005) and the Law concerning Development, etc. of Related Laws for Enforcement of the Company Act (Law No. 87 of 2005; the Development Law) were newly put into effect on May 1, 2006. Required changes to the provisions of our Articles of Incorporation are proposed, based on these Laws.

(2) Convertible bonds were categorized into bonds with subscription rights attached under the Law for Partial Revision of the Commercial Code, etc. (Law No. 128 of 2001), put into effect on April 1, 2002. All of our convertible bonds issued were redeemed. Deletion of the provisions that provide for convertible bonds is proposed.

(3) New creation of a provision is proposed to allow us to pay dividends (interim dividends) on September 30 of every year as a record date by resolution of our Board of Directors.

(4) Other additions and alignment of the wording are proposed at the same time, as follows:
Other than changes based upon this Proposal, the Company's Articles of Incorporation is deemed to have the following provisions on May 1, 2006 in accordance with the provisions of interim measures provided for in the Development Law:

a) Interim measures related to the Board of Corporate Auditors and Independent Auditors (Article 52)
The Company's Articles of Incorporation is deemed to have provisions in accordance with which the Board of Corporate Auditors and Independent Auditors shall be appointed.

b) Interim measures related to the Board of Directors and Corporate Auditors (Paragraph 2, Article 76)
The Company's Articles of Incorporation is deemed to have provisions in accordance with which the Board of Directors and Corporate Auditors shall be appointed.

c) Interim measures related to the Articles of Incorporation unless provided in Articles of Incorporation that no stock certificates shall be issued (Paragraph 4, Article 76)
The Company's Articles of Incorporation is deemed to have provisions in accordance with which stock certificates related to common stocks of the Company shall be issued.

d) Interim measures if provided in the Articles of Incorporation that a transfer agent of stocks and stock acquisition rights shall be appointed (Article 80)
The Company's Articles of Incorporation is deemed to have provisions in accordance with which an agent to manage shareholders registry shall be appointed.

2. Substance of the revision

The substance of the revision is as shown below.

(The underlined parts show amendments.)

| Present Articles of Incorporation | Proposed Revision |
|---|---|
| CHAPTER I<br>GENERAL PROVISIONS | CHAPTER I<br>GENERAL PROVISIONS |
| (New) | Article 4. (Organization)<br>The Company will establish the following organizations additional to the General Shareholders Meeting and Directors.<br>(1) Board of Directors<br>(2) Corporate Auditors<br>(3) Board of Corporate Auditors<br>(4) Independent Auditor |
| Article 4. (Method of Public Notice)<br>(Articles Omitted) | Article 5. (Method of Public Notice)<br>(Not Amended) |
| CHAPTER II<br>SHARES | CHAPTER II<br>SHARES |
| Article 5. (Total Number of the Shares to Be Issued)<br>The total number of the shares to be issued by the Company shall be one billion (1,000,000,000). | Article 6. (Total Number of the Shares Authorized to Be Issued)<br>The total number of the shares authorized to be issued by the Company shall be one billion (1,000,000,000). |
| (New) | Article 7. (Issuance of Share Certificates)<br>The Company will issue share certificates concerning shares. |
| Article 6. (Repurchase of Treasury Stock)<br>As stipulated by No. 2, Clause 1, Article 211-3, of the Commercial Code, the Company is able to repurchase its treasury stock by a resolution of its Board of Directors. | Article 8. (Acquisition of Treasury Stock)<br>The Company is able to acquire its treasury stock through market transactions by resolution of its Board of Directors. |
| Article 7. (Number of Shares Constituting One Unit of Shares; Non-issuance of a Share Certificate Representing Shares of Less Than One Unit)<br>One thousand (1,000) shares of the Company shall constitute one unit of shares.<br>The Company will not issue a share certificate representing any number of shares of less than one unit (hereinafter referred to as "less-than-one-unit shares"). | Article 9. (Number of Shares Constituting One Unit of Shares; Non-issuance of a Share Certificate Constituting Shares of Less Than One Unit)<br>One thousand (1,000) shares of the Company shall constitute one unit of shares.<br>Notwithstanding the provisions in Article 7, the Company may decide not to issue a share certificate constituting shares of less than one unit. |
| Article 8. (Claim for Additional Purchase of the Shares less Than One Unit)<br>A shareholder (Including beneficial shareholder entered on or recorded in the register of beneficial shareholders; hereinafter the same) who owns such shares as their number counts less than one unit shall be entitled to claim to the Company to sell the number of shares that becomes one unit if added with such shares less than one unit now in hand. | Article 10. (Claim for Additional Purchase of the Shares Less Than One Unit)<br>A shareholder (including beneficial shareholder entered on or recorded in the register of beneficial shareholders; hereinafter the same) who owns such shares as their number counts less than one unit shall be entitled to claim to the Company to sell the number of shares to become multiple units if added with such shares less than one unit now in hand. |

| Present Articles of Incorporation | Proposed Revision |
|---|---|
| Article 9. (Transfer Agent)<br>The Company shall have a transfer agent concerning shares. The transfer agent and its business handling place shall be determined by a resolution of the Board of Directors.<br><br>The register of shareholders, the register of beneficial shareholders of the Company and registry of loss of share certificates shall be kept at the business handling place of the transfer agent, and the registration of transfer of shares, receipt of notices of beneficial shareholders, handling request of purchase of shares falling short of one unit of shares, sales of the number of shares that becomes one unit if added with such shares less than one unit now in hand and other business connected with the shares shall be handled by the transfer agent and not by the Company. | Article 11. (Agent to Manage Shareholders Registry)<br>The Company shall have an agent to manage shareholders registry. The agent to manage shareholders registry and its business handling place shall be determined by resolution of the Board of Directors.<br>The preparation and retention of the register of shareholders of the Company (the register of beneficial shareholders is included, hereinafter the same), register of share warrants and registry of loss of share certificates and the other handling of register of shareholders, register of share warrants, registry of loss of share certificates shall be handled by the agent to manage shareholders registry and not by the Company. |
| Article 10. (Share Handling Regulation)<br>The kind of share certificates of the Company and the procedures and fees relating to the registration of transfer of shares, receipt of notices of beneficial shareholders, handling request of purchase of shares falling short of one unit of shares, sales of the number of shares that becomes one unit if added with such shares less than one unit now in hand and other business connected with the shares shall be in accordance with the shares handling regulation as established by the Board of Directors. | Article 12. (Share Handling Regulation)<br>The handling and fees for shares of the Company shall be in accordance with the shares handling regulation as established by the Board of Directors. |
| Article 11. (Record Date)<br>Shareholders entered on or recorded in the register of shareholders as of each date for the settlement of accounts shall be deemed to be the shareholders entitled to vote at the ordinary general meeting of shareholders pertaining to such date for settlement of accounts.<br>In addition to the preceding paragraph, in case of necessity, the Company may, by a resolution of the Board of Directors and giving prior public notice, deem that shareholders or registered pledgees entered on or recorded in the register of shareholders as of a specified date be those entitled to exercise their rights. | Article 13. (Record Date)<br>Shareholders entered on or recorded in the register of shareholders as of the last day of the business year shall be deemed to be the shareholders entitled to vote at the ordinary general meeting of shareholders pertaining to such business year.<br>In addition to the preceding paragraph, in case of necessity, the Company may, by resolution of the Board of Directors and giving prior public notice, deem that shareholders or registered pledgees entered on or recorded in the register of shareholders as of a specified date be those entitled to exercise their rights. |
| CHAPTER III<br>GENERAL MEETINGS OF SHAREHOLDERS | CHAPTER III<br>GENERAL MEETINGS OF SHAREHOLDERS |
| Article 12.-13. (Articles Omitted) | Article 14.-15. (Not Amended) |
| (New) | Article 16. (Deemed Provision of Disclosure of Reference Material for General Meetings of Shareholders on the Internet)<br>When a General Meeting of Shareholders is convened, the Company is deemed to provide reference documents for the General Meeting of Shareholders, Business Report, information relevant to matters to be described or indicated on the Financial Documents and Consolidated Financial Documents to the shareholders by disclosing them using the Internet as stipulated in the Ministry of Justice Ordinance. |

| Present Articles of Incorporation | Proposed Revision |
|---|---|
| Article 14. (Exercise of Voting Rights by Proxy)<br>A shareholder may exercise his voting right through a proxy who is a shareholder of the Company entitled to vote; provided, however, that the shareholder or the proxy shall file with the Company a document establishing his power of representation. | Article 17. (Exercise of Voting Rights by Proxy)<br>A shareholder may exercise his/her voting right of the Company through a proxy who is a shareholder of the Company entitled to vote; provided, however, that the shareholder or the proxy shall file with the Company a document establishing his/her power of representation at each General Meeting of Shareholders. |
| Article 15. (Method of Resolutions)<br>Unless otherwise provided by law or orders, a resolution of the general meeting of shareholders shall be adopted by a majority of the votes of shareholders present.<br>A resolution presented to a general meeting of shareholders of the Company as is stipulated by Article 343 of the Commercial Code shall be adopted in case the shareholders holding more than one-third of the voting rights held by total shareholders are present at the said meeting and the resolution is supported by the majority exceeding two-thirds of the voting rights of the shareholders presented. | Article 18. (Method of Resolutions)<br>Unless otherwise provided by laws or ordinances or Articles of Incorporation, resolution of the general meeting of shareholders shall be adopted by a majority of the votes of shareholders with voting rights present.<br>A resolution presented to a general meeting of shareholders of the Company as being stipulated by paragraph 2, Article 309 of the Company Act shall be adopted in case the shareholders holding more than one-third (1/3) of the voting rights held by total shareholders with voting rights are present at the said meeting and the resolution is supported by the majority exceeding two-thirds (2/3) of the voting rights of the shareholders present. |
| CHAPTER IV<br>DIRECTORS AND THE BOARD OF DIRECTORS | CHAPTER IV<br>DIRECTORS AND THE BOARD OF DIRECTORS |
| Article 16. (Articles Omitted) | Article 19. (Not Amended) |
| Article 17. (Election of Directors)<br>Directors shall be elected at a general meeting of shareholders attended by the shareholders who hold shares representing one-third (1/3) or more of the total number of the voting rights.<br>No cumulative voting shall be used for the election of Directors. | Article 20. (Election of Directors)<br>Directors shall be elected at a general meeting of shareholders attended by the shareholders who hold shares representing one-third (1/3) or more of the shareholders with voting rights and supported by the majority of the voting rights of the shareholders present.<br>No cumulative voting shall be used for the election of Directors. |
| Article 18. (Representative Directors and Executive Directors)<br>By a resolution of the Board of Directors, there shall be elected a Representative Director or Representative Directors. By a resolution of the Board of Directors, there may be elected one (1) Chairman of the Board of Directors, one (1) Vice Chairman of the Board of Directors. | Article 21. (Representative Directors and Executive Directors)<br>By resolution of the Board of Directors, there shall be elected a Representative Director or Representative Directors. By resolution of the Board of Directors, there may be elected one (1) Chairman of the Board of Directors, one (1) Vice Chairman of the Board of Directors. |
| Article 19. (Articles Omitted) | Article 22. (Not Amended) |
| Article 20. (Term of Office of Directors)<br>The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders pertaining to the last settlement of accounts within two (2) years after their assumption of office.<br>The term of office of a Director elected to fill a vacancy or due to an increase in the number of Directors shall be the same as the remaining term of other present holders of the office. | Article 23. (Term of Office of Directors)<br>The term of office of Directors shall expire at the conclusion of the ordinary general meeting of shareholders pertaining to the last business year within two (2) years after their election.<br>The term of office of a Director elected to fill a vacancy or due to an increase in the number of Directors shall expire at the end of term of other present directors of the office. |

| Present Articles of Incorporation | Proposed Revision |
| --- | --- |
| Article 21. (Remuneration for Directors)<br>Remuneration for Directors shall be decided by a resolution of the general meeting of shareholders. | Article 24. (Remuneration, etc. for Directors)<br>Remuneration, bonus and other financial rewards for Directors paid as compensation for their duties shall be decided by resolution of the general meeting of shareholders. |
| Article 22. (Articles Omitted) | Article 25. (Not Amended) |
| Article 23. (Method of the Resolutions of the Board of Directors)<br>The resolution of the Board of Directors shall be made by vote of a majority of the Directors present who shall constitute a majority of all the Directors.<br>(New) | Article 26. (Method of the Resolutions of the Board of Directors and Omission of Resolutions)<br>The resolution of the Board of Directors shall be made by vote of a majority of the Directors present who shall constitute a majority of all the Directors.<br>Provided that the requirements listed in Article 370 of the Company Act are met, it will be considered to be resolved at the Board of Directors. |
| Article 24.-25. (Articles Omitted) | Article 27.-28. (Not Amended) |
| CHAPTER V<br>CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS | CHAPTER V<br>CORPORATE AUDITORS AND THE BOARD OF CORPORATE AUDITORS |
| Article 26. (Articles Omitted) | Article 29. (Not Amended) |
| Article 27. (Election of Corporate Auditors)<br>Corporate Auditors shall be elected at a general meeting of shareholders attended by the shareholders who hold shares representing one-third (1/3) or more of the total number of the voting rights. | Article 30. (Election of Corporate Auditors)<br>Corporate Auditors shall be elected at a general meeting of shareholders attended by the shareholders who hold shares representing one-third (1/3) or more of the shareholders with voting rights, and supported by the majority of the voting rights of the shareholders present. |
| Article 28. (Term of Office of Corporate Auditors)<br>The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders pertaining to the last settlement of accounts within four (4) years after their assumption of office.<br>The term of office of a Corporate Auditor elected to fill a vacancy shall be the same as the remaining term of office of the retiring Corporate Auditor. | Article 31. (Term of Office of Corporate Auditors)<br>The term of office of Corporate Auditors shall expire at the conclusion of the ordinary general meeting of shareholders pertaining to the last business year within four (4) years after their election.<br>The term of office of a Corporate Auditor elected to fill a vacancy for the retired Corporate Auditor who retired during his/her tenure shall be the same as the remaining term of office of the retiring Corporate Auditor. |
| Article 29. (Remuneration for Corporate Auditors)<br>Remuneration for Corporate Auditors shall be decided by a resolution of the general meeting of shareholders. | Article 32. (Remuneration, etc. for Corporate Auditors)<br>Remuneration, etc. for Corporate Auditors shall be decided by resolution of the general meeting of shareholders. |
| Article 30. (Standing Corporate Auditors)<br>Standing Corporate Auditors shall be elected by mutual vote of the Corporate Auditors. | Article 33. (Standing Corporate Auditors)<br>Standing Corporate Auditors shall be elected by resolution of the Board of Corporate Auditors. |
| Article 31.-33. (Articles Omitted) | Article 34.-36. (Not Amended) |

| Present Articles of Incorporation | Proposed Revision |
|---|---|
| CHAPTER VI<br>ACCOUNTS | CHAPTER VI<br>ACCOUNTS |
| Article 34. (Business Year and the Date for the Settlement of Accounts)<br>The business year of the Company shall be from the first day of April of each year through the thirty-first (31st) day of March of the following year. The date for the settlement of accounts shall be the thirty-first (31st) day of March. | Article 37. (Business Year)<br>The business year of the Company shall be from April 1 of each year to March 31 of the next year. |
| Article 35. (Dividends)<br>Dividends shall be paid to the shareholders or registered pledgees entered on or recorded in the register of shareholders as of each date for the settlement of accounts. | Article 38. (Distribution of surplus)<br>The Company shall make monetary distribution of surplus (hereinafter referred to as "dividends") to the final record of shareholders or registered pledgees on the register of shareholders as of March 31 of each year by resolution of the general meeting of shareholders. |
| (New) | The Company may pay dividends to the final record of shareholders or registered pledgees on the register of shareholders as of September 30 of each year by resolution of the Board of Directors. |
| The first payment of dividends on the shares issued upon conversion of convertible notes or bonds shall be made as if the conversion had been made at the end of the business year immediately preceding the business year during which the conversion was actually made. | (Deleted) |
| However, if a dividend remains unreceived after the expiry of three (3) years from the date of commencement of payment thereof, the dividend shall revert to the Company. | However, if a dividend remains unreceived after the expiry of three (3) years from the date of commencement of payment thereof, the dividend shall revert to the Company. |

**Third Proposal:**
Election of One (1) Corporate Auditor

We propose the increase of one (1) Corporate Auditor in order to reinforce and enhance the auditing system. We have obtained the consent of the Board of Corporate Auditors on this proposal.

The candidate is as follows:

| Name (Date of Birth) | Career Summary and Status of Representation of Other Corporation | Number of shares held |
|---|---|---|
| Hirotaka Fujiwara<br>(May 21, 1954) | 1985 Apr. Admitted to bar in Japan<br>(Member to Tokyo Dai-ni bar Association)<br>Entered Iijima Yamada Law and Patent Office<br>1995 Apr. Established Hikari Sogoh Law Offices (Present)<br>2006 Apr. Vice-President, Tokyo Dai-ni bar Association (Present) | — |

Notes: 1. There is no special interests between the Corporate Auditor candidate and the Company.
2. Mr. Hirotaka Fujiwara is an external Corporate Auditor candidate.

**Fourth Proposal:**
Amendment of Remuneration for Corporate Auditors

The remuneration for Corporate Auditors is currently not more than four million yen per month. We would like to amend the remuneration to not more than six million yen per month, subject to your approval of the Third Proposal pertaining to election of one (1) Corporate Auditor.
After approval of the Third Proposal, the number of Corporate Auditors will become five (5).

## ROUTE MAP

| | | |
|---|---|---|
| Place: | 1st floor of Asama Sunday House (New Building) at 4106-282, Oaza-Miyota, Miyota-machi, Kitasaku-gun, Nagano<br>Telephone: 0267-32-4022 | |
| Access: | Shinano Line | From Miyota Station, approx. five minutes by car. |
| | Shinkansen bound for Nagano | From Karuizawa Station, approx. 25 minutes by car.<br>From Sakudaira Station, approx. 20 minutes by car. |



Entrance to
Asama Sun Line
Mitsuya
Mitsuya-Higashi
National Road No.18
To Karuizawa
Maseguchi
Kyu Nakasendo
To Naka Karuizawa
Shinano Line
Miyota-machi
municipal
office
Miyota
Station
Prefecture Road Saku, Karuizawa Line
Minebea Co.,
Ltd.
To Komoro
Citizen Miyota
Co., Ltd.
The site of the
Ordinary General
Meeting of
Shareholders, Asama
Sunday House
Entrance to
Miyota Station
Otaikita
To Saku

**【Transportation from Tokyo to Shareholders Meeting】**

If you travel using the following train, the person in charge will meet you at the ticket gate of JR Karuizawa Station and take you to the Shareholders Meeting by Company bus that will leave at 8:20 a.m.

Nagano Shinkansen, Asama 503 (Leaves from Track 23 of Tokyo station)

| Station: | Departs Tokyo | → | Departs Takasaki | → | Arrives Karuizawa |
|---|---|---|---|---|---|
| Time: | 6:52 a.m. | | 7:50 a.m. | | 8:12 a.m. |





**Press Release**
**(Translation)**

Company Name : Minebea Co., Ltd.
Representative : Takayuki Yamagishi
Representative Director,
President and Chief Executive Officer
(Code No. 6479)
Contact Person : Shunji Mase
Managing Executive Officer,
Head of Personnel & General Affairs Div.
Naoyuki Kimura
Deputy General Manager of
Personnel & General Affairs Department
Tel. 81-3-5434-8612
Fax 81-3-5434-8601

June 5, 2006

# Managerial Assignments

At its Board of Directors Meeting held on June 5, 2006, Minebea Co., Ltd. decided the following managerial assignments.
The assignments related to Minebea-Matsushita Motor Corporation, a joint venture with Matsushita Electric Industrial Co., Ltd., are subject to the approval of its Ordinary General Meeting of Shareholders to be held on June 26, 2006, and of its Board of Directors Meeting subsequent to the General Meeting of Shareholders.

Effective June 26, 2006

| New Assignment | Former Assignment | Post to be Retained |
|---|---|---|
| Yoshihisa Kainuma, Mr. | | |
| Head of Information Motor Business Unit, Representative Director and President of Minebea-Matsushita Motor Corporation | Chief of Operations Headquarters, Head of Legal Division | Director, Senior Managing Executive Officer |

| | | |
|---|---|---|
| Tosei Takenaka, Mr.<br>Chief of Operations Headquarters, Head of Legal Division | Head of Information Motor Business Unit, Representative Director and President of Minebea-Matsushita Motor Corporation | Director, Senior Managing Executive Officer |
| Masayoshi Yamanaka, Mr.<br>Deputy Chief of Operations Headquarters, Head of Corporate Planning Division | General Manager of Regional Affairs for South East Asia | Managing Executive Officer |
| Morihiro Iijima, Mr.<br>General Manager of Regional Affairs for South East Asia | Deputy Chief of Operations Headquarters, Head of Corporate Planning Division | Executive Officer |
| Mamoru Kamigaki, Mr.<br>Deputy Head of Information Motor Business Unit, Senior Managing Director of Minebea-Matsushita Motor Corporation | Head of Procurement Division | Executive Officer |

Effective June 29, 2006

| New Assignment | Former Assignment | Post to be Retained |
|---|---|---|
| Gary Yomantas, Mr.<br>Executive Officer | | General Manager of Regional Affairs for North and South America, President of NMB (USA) Inc., President of New Hampshire Ball Bearings, Inc. |

The following new Directors and Officers of Minebea-Matsushita Motor Corporation are subject to the approval of its Ordinary General Meeting of Shareholders to be held on June 26, 2006, and of its Board of Directors Meeting subsequent to the General Meeting of Shareholders.

Minebea-Matsushita Motor Corporation's new management
Effective June 26, 2006

| Name | Assignment |
|---|---|
| Yoshihisa Kainuma | Representative Director and President (Newly assigned) |
| Tatsuyoshi Oka | Representative Director and Vice President (Currently Director, Home Appliance & Automotive Motor Division, Motor Company, Matsushita Electric Industrial Co., Ltd.) (Newly assigned) |
| Mamoru Kamigaki | Senior Managing Director (Newly assigned) |
| Kaoru Matsumoto | Director |
| Shuji Uehara | Director |
| Tsugumitsu Suehiro | Director (Currently Senior Auditor, Motor Company, Matsushita Electric Industrial Co., Ltd.) (Newly assigned) |
| Kengo Katsuki | Director |
| Yugen Ota | Director |
| Eiichi Kobayashi | Absentee Director |
| Ikuo Miyamoto | Absentee Director |
| Tomihiro Maruta | Standing Corporate Auditor |
| Masaaki Katagiri | Corporate Auditor |
| Takeshi Hosomi | Corporate Auditor |

Retiring Directors effective June 26, 2006
Tosei Takenaka
(Now Representative Director and President)

Miyuki Furuya
(Now Representative Director and Vice President)

Kunitake Matsushita
(Now Director)

Kazuhisa Takahashi
(Now Director)

* * * * * *